Exhibit 99.1
INTERIM REPORT
(From January 1, 2011 to June 30, 2011)
THIS IS AN ENGLISH TRANSLATION OF THE INTERIMREPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS), OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT
(From January 1, 2011 to June 30, 2011)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Choi, Jong-Tae
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Shim, Tong-Wook
Senior Vice President
POSCO
Telelphone: +82-2-3457-0114

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TABLE OF CONTENTS

I. Overview

II. Business Organization

III. Financial Statements

IV. Corporate Governance and Company Affiliates
Attachment: Independent Accountants’ Review Report
                      (Non-consolidated and consolidated)

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I. OVERVIEW
1. Scope of Business
A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products
(2) Port/harbor loading/unloading, warehousing and packaging	No engagement in this business
during the first half of the
fiscal year 2011
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses
B. POSCO Business Group
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups
POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO Engineering & Construction Co., Ltd., Seoung Gwang Co., Ltd., POSCO Research Institute, POSCO Processing & Service Co., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO TERMINAL Co., Ltd., POSTECH VENTURE CAPITAL CORPORATION, METAPOLIS Co., Ltd., POSMATE, POSCO POWER CORPORATION, SNNC Co., Ltd., Poscoenc Housing Planning Co., Ltd., POSBRO COMPANY LTD., Suwon Green Environment Co., Ltd., POSCO

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TMC CO., LTD., POSWITH CO., LTD., UITrans LRT co., POSCO-Nippon Steel RHF Joint Venture Co., Ltd., Pohang Fuelcell Power Corporation, Cheongna IBT Co., Ltd., MegaAsset Co., Ltd., Gunsan Steel Processing and Fabricating Center CO., LTD., DAEWOOENGINEERING COMPANY CO., LTD., BASYS INDUSTRY CO., LTD., Pohang Steel Fabrication Center, POSCALCIUM Company, Ltd., DAKOS CO., LTD., SONGDO SE CO., Ltd., eNtoB Corporation, POSCO AST CO., LTD., DAIMYUNG TMS CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POMIC Co., Ltd., POS-HiMETAL CO., Ltd., POSFINE CO., Ltd., POS ECO HOUSING CO., Ltd., Mapo Hibroad Parking co., Ltd., Gwangyang Steel Processing and Fabricating Center Co., LTD., POSPlate Co., LTD., PLANT EST Co., Ltd., 9DIGIT CO., LTD., YU YOUNG METAL CO., LTD., SHINKI E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSGREEN Company, Ltd., Busan E&E Co., Ltd., POREKA Co., POSCO NST.CO., LTD., Pohang Scrap Distribution Center Co., Ltd., PSC Energy Global Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., POSMATEINSURE INSURANCE BROKER CO., LTD., Shinan Energy Co., Ltd.
(a) Changes in Companies Belonging to Large Business Groups before June 30, 2011
•	Addition of Subsidiary: Clean Iksan Co., Ltd. (January 3, 2011)

•	Addition of Subsidiary: Pohang Scrap Recyling Distribution Center Co., Ltd. (February 1, 2011)

•	POSCO Steel Service & Sales CO., Ltd. changed the company name to POSCO Processing & Service Co., Ltd. (February 28, 2011)

•	Exclusion of Subsidiary: Clean Iksan Co., Ltd. (March 17, 2011)

•	SAMJUNG PACKING AND ALUMINUM CO., LTD. changed the company name to POSCO M-TECH CO., LTD. (March 18, 2011)

•	POHANG SFC Co., Ltd. changed the company name to POHANG SPFC Co., Ltd. (March 29, 2011)

•	Addition of Subsidiary: SUNCHEON ECO TRANS Co., Ltd. (April 5, 2011)

•	Addition of Subsidiary: PSC Energy Global Co., Ltd. (April 5, 2011)

•	Addition of Subsidiary: POSMATEINSURE INSURANCE BROKER CO., LTD (June 1, 2011)

•	Addition of Subsidiary: Shinan Energy Co., Ltd. (June 1, 2011)
(b) Changes in Companies Belonging to Large Business Groups after June 30, 2011
•	Addition of Subsidiary: ReCO Metal Co., Ltd. (August 1, 2011)

•	Addition of Subsidiary: Clean Gimpo Co.,Ltd. (August 1, 2011)
(3) Related Laws and Regulations
The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (hereinafter, the “MRFTA”).

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• Details
(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Report on Status of Shareholding (Article 13 of the MRFTA)
2. Business Organization
A. Highlights of the Company’s Business Organization
(1) Date of the Establishment: April 1, 1968
(2) Location of the Headquarter: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea
(3) Steel Works and Offices
(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-ku, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business, the Company operates nine overseas offices as follows:
United Arab Emirates (Dubai), Czech Republic(Prague), the European Union (Dusseldorf, Germany) Brazil (Rio de Janeiro), Russia (Moscow), Egypt(Cairo), Mongolia(Ullaanbaatar), Australia (Perth) , and Republic of South Africa (Johannesburg)
(4) Composition of the Board of Directors (as of February 25, 2011)
(a)	Inside Directors
•	There is no change.
(b)	Outside Directors
•	The terms of office for Ahn, Charles, Sun, Wook, and Park, Sang-Yong have expired on February 25, 2011.

•	New members: Nam, Yong, Byun, Dae-Gyu, and Park, Sang-Kil
(c)	Representative Directors
•	Prior to February 25, 2011: Chung, Joon-Yang, and Choi, Jong-Tae

•	As of February 25, 2011: Chung, Joon-Yang, Choi, Jong-Tae, Park, Han-Yong, and Oh, Chang-Kwan
• Changes After June 30, 2011
•	Kim, Byung-Ki has resigned from the outside director’s position on July 1, 2011.

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(5) Major POSCO Shareholders
(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(for further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011 and July 22, 2011)
B. Merger, Acquisition and Handover of Businesses
[none]
C. Major Changes in Production Facilities
There was no material change during the first half of the fiscal year 2011.
3. Equity Capital
A. New Issuance of Registered Common Stock
There was no new issuance of registered common stock in the last five years.
B. Convertible Bonds
[None]
C. Bonds with Warrant
[None]

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4. Other Information Regarding Shares
A. Total Number of Shares
(As of June 30, 2011)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
• The currency of the Republic of Korea is Korean Won (hereinafter, “KRW”).
• Par Value: KRW 5,000 per share
B. Treasury Stock Holding and Cancellation
* Treasury Stock Holding and Cancellation
(As of June 30, 2011)

Method of Purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		7,792,072	—	342,955	—	7,449,117
Special Money Trust	Registered Common	2,361,885	131,389	—	—	2,493,274
Total		10,153,957	131,389	342,955	—	9,942,391
• Beginning Balance: as of December 31, 2010
C. Voting Rights
(As of June 30, 2011)

Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,942,391	*Treasury Stock
		9,942,391 shares
(3) Shares with Voting Rights	77,244,444	—

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D. Earnings and Dividend
(In millions of KRW)

	2011 1H
	(January 1, 2011 ~
	June 30, 2011)	2010	2009
Net Profit	2,173,154	4,202,791	3,172,264
Earning per Share (KRW)	28,128	54,558	41,380
Cash Dividend Paid	193,111	770,329	615,569
Pay-out Ratio	—	18.3%	19.4%
Dividend per Share (KRW)	2,500	10,000	8,000
Dividend Yield	—	2.03%	1.31%

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II. BUSINESS
1. Overview
A. Classification of Business
We separated our business into four segments as below:
Steel, Trading, Engineering & Construction, and Others
B. Segment Results
(In millions of KRW)

	2011 1H
	(January 1, 2011 ~
	June 30, 2011)		2010
Category	Sales	Operating Income	Sales	Operating Income
Steel	19,699,769	2,728,907	35,527,373	5,112,149
Trading	9,985,173	88,289	6,236,031	37,984
E&C	2,309,156	155,693	4,348,796	164,606
Others	1,303,220	129,432	1,775,056	118,781
Total	33,297,318	3,102,321	47,887,255	5,433,520
2. Current Situation
1) Steel
A. Domestic Market Share
(Millions of Tons, %)

	2011 1H
	(January 1, 2011 ~
	June 30, 2011)		2010		2009
Category	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	33.9	100	58.4	100	48.6	100
POSCO	18.2	54	33.7	58	29.5	61
Others	15.7	46	24.7	42	19.1	39
• Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market
(1)	The steel industry supplies materials to major industries, including the automobile, shipbuilding and electronics appliance industries

(2)	Domestic sales represent 65%, and overseas sales represent 35% of our total sales volume of steel products. The major overseas markets include Japan, China, and Southeast Asian countries.
C. Current Situation and Prospect of New Businesses
(1) Establishment of Steelworks in India
(a)	POSCO entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelwork facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	POSCO established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)
(2) Development of Iron Ore Captive Mines in India
(a)	POSCO-India filed applications for mining prospecting licenses in respect of certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended to the Indian central government approval of the Khandadhar Licenses on behalf of POSCO-India. (December, 2006)

(c)	The Indian central government denied approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for approval of the Khandadhar Licenses on behalf of POSCO-India. (January, 2009)

(e)	The Orissa High Court set aside the Orissa state government’s recommendation to grant approval for the Khandadhar Licenses, and in response, the Orissa state government planed to file a petition with the Indian Supreme Court to challenge the Orissa High Court order. (July, 2010)

(f)	The Orissa state government filed a petition with the Indian Supreme Court. (November, 2010)

(g)	The Indian Supreme Court upheld the Orissa state government’s recommendation for the approval of the Khandadhar Licenses. (December, 2010)
(3) Establishment of Steelworks in India
(a)	The Indian central government granted approval for environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted approval for environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted stage-one clearance for forest diversion with respect to 2,959 acres of forest land. (August, 2008)

(d)	The Indian central government granted approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the project construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval the construction of the steel mills and port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted a final approval on the construction of the steel mills and port (May, 2011)

(i)	POSCO cleared the state crop fields designated for the construction of its steel mill site (June, 2011).
(4) Establishment of Steelworks in Indonesia
(a)	POSCO entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	POSCO planned to enter into a joint venture agreement in August, 2010

(c)	POSCO established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began in July 2011. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2010)
(5) Establishment of POSCO-Maharashtra Steel Pvt., Ltd. Continuous Galvanizing Line
(a)	The construction started with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction started. (October, 2010)

(c)	The construction and the installation of production facilities of a continuous galvanizing line commenced. (February, 2011)
(6) Establishment of Guangdong Pohang Continuous Galvanizing Line in China
(a)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	POSCO held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

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2) Trading
A. Market Share
(Millions of Dollars)

	2011 1H	2010 1H
	(January 1, 2011 ~	(January 1, 2010 ~
Category	June 30, 2011)	June 30, 2010)	Growth rate
Whole Korean companies	221,322	274,824	24.17%
Daewoo International	3,034	3,906	28.74%
B. Current Situation and Prospect of New Businesses
Since Daewoo International Corporation (“Daewoo International”) is a global trading company which primarily engages in trading of steel and raw materials, the acquisition of Daewoo International resulted in the expansion of the steel market and the creation of a synergy among POSCO and its subsidiaries engaged in engineering and construction, information technology and plantation business. Daewoo International’s sales increased by 17% to KRW 9,092 billion in the first half of 2011 and operating income also increased by 1% to KRW 103 billion in the first half of 2011.
On April 26, 2011, Daewoo International announced that it would acquire 8,500 shares representing an 85% stake of PT. Bio Inti Agrindo, an Indonesia-based agriculture company to start a new business regarding cultivation of oil palm. Since oil palm normally takes 7~8 years to harvest, Daewoo International plans to pay KRW 7.1 billion annually from 2011 to 2018 to reduce the burden of paying in a lump sum of the total investment amount.
3) Engineering & Construction
A. Current Situation and Prospect of New Businesses
POSCO Engineering & Construction, which was established in February 1982, is currently expanding its business area to civil engineering, architectural works, energy, urban development and low carbon & green growth business. In 2011, the size of the domestic construction market is expected to be KRW 110 trillion. Investment in the public sector of the construction industry in Korea is expected to be decreased due to financial deficit but investment at the private sector of construction industry in Korea is expected to be stable. Regarding the number of the oversea contract signed in first half of 2011, the business performance in the global market has been satisfactory. Even though the construction demand from the Middle East and the Southeast Asia has increased, our price competitiveness will not be strong due to the appreciation of KRW in the global market for the second half of 2011.

13

Daewoo Engineering Corporation succeeded in developing a management system for the global market and Engineering, Procurement & Construction (“EPC”) business. Daewoo Engineering Corporation planed out its global sales strategies and stabilized its global network through its local agencies and localization strategies. Recently, Daewoo Engineering Corporation expanded its business markets to the Southeastern Asian countries such as Thailand, Indonesia, and Vietnam.
4) Others
A. POSCO Power
POSCO Power started its commercial operation in February 1972 as a privately-owned heat power plant in Korea. In early 1990’s, POSCO Power continuously remodeled and built more complex heat power plants due to the increase of the demand in electricity in Korea.
B. POSCO ICT
To create a synergy between its information technology and its industrial engineering services., POSCO ICT Co., Ltd. has developed its competitiveness in IT and manufacturing services utilizing automation technology. POSCO ICT Co., Ltd. is promoting its new business such as light emitting diode, smart grid, and cloud computing.
C. POSCO Chemtech
POSCO Chemtech Company Ltd., founded in 1963, specializes in the manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical products and environmentally friendly products. POSCO Chemtech Company Ltd. provides refractories to a wide range of industries including steel, cement, and glass companies. To be a global company, POSCO Chemtech Company Ltd. is currently expanding its market to Japan, China and Indonesia.

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3. Key Products
A. Current Situation of Key Products
(In hundred millions of KRW)

Business
Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	55,365	20.10%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	81,569	29.70%
	Cold-rolled Product (CR)	Western tableware, etc	52,637	19.20%
	By-Product	Cement material, etc	85,252	31.00%
	Gross Sum		274,824	100.00%
	Deduction of Internal Trade		(77,826)	—
	Sub Total		196,998	—
International Trade	Steel, Metal		67,952	48.70%
	Chemical, Strategic Item, Energy		21,902	15.70%
	Etc		49,617	35.60%
	Gross Sum		139,470	100.00%
	Deduction of Internal Trade		(39,618)	—
	Sub Total		99,852	—
Engineering & Construction	Domestic Construction	Architecture	7,880	21.70%
		Plant	9,413	26.00%
		Civil Engineering	4,757	13.10%
	Overseas Construction		10,622	29.30%
	Owned Construction		216	0.60%
	Etc		3,347	9.20%
	Gross Sum		36,233	100.00%
	Deduction of Internal Trade		(13,142)	—
	Sub Total		23,092	—
Others	Electricity Sales, etc		23,974	100.00%
	Deduction of Internal Trade		(10,942)
	Sub Total		13,032	—
	Total Sum		332,973	—

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B. Price Trends of Key Products
(In thousands of KRW/ Tons, kWh)

		2011 1H
		(January 1, 2011 ~
Business Area	Products	June 30, 2011)	2010	2009
Steel Production	Hot-rolled Product (HR)	941	845	799
	Cold-rolled Product (CR)	1,067	987	925
Others	Electric Power	145	144	136
	Lime	111	112	117
• Trading and engineering & construction business are not reflected on the table.
[Steel]
(1) Criteria for Calculation
(a)	Products and Objects for Calculation: unit prices of standard hot-rolled product and cold-rolled product

(b)	Unit and Method for Calculation: the average price of each product based on its total sales during the given period, including freight
(2) Factors of Price Fluctuations

Response to the increase in the price of raw materials such as coal and iron ore in the first and second quarters of 2011, POSCO has raised its domestic steel price by KRW 160 thousand since April 22, 2011.

[Others]
* Criteria for Calculation
(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials
A. Current Situation of Major Raw Materials
(In hundred millions of KRW)

Purchase
Business	Type of			Amount
Area	Purchase	Item	Specific Use	(Portion)	Remarks
Steel Production	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	47,100 (31.7%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil
		Coal	Coking Coal: Heat Source for Blast Furnaces	34,318 (23.1%)	Anglo of Australia, Rio Tinto, Teck of Canada
Smokeless Coal: Sintering Fuel
		Stainless Steel Materials	Key Materials for STS Production	28,526 (19.2%)	Nickel, Ferrocrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	38,653 (26.0%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	583 (16.7%)
		Steel Pile	Foundation of Structure	318 (9.1%)
		Steel reinforcement	Strengthening Concrete	729 (20.9%)
		Cable	Electricity Transfer	76 (2.2%)
		Etc.	—	1,791 (51.2%)
Others	Raw Materials	LNG	Material for power generation	6,047
		Limestone	Production of Lime	454

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B. Price Trends of Key Materials
(In hundred millions of KRW)

		2011 1H
		(January 1, 2011 ~
Business Area	Category	June 30, 2011)	2010	2009
Steel Production (per ton)	Iron Ore	188	157	87
	Coal	269	221	166
	Scrap Iron	566	481	394
	Nickel	28,975	25,308	18,873
Engineering & Construction	Ready-mixed Concrete (per m3)	54	52	55
	Steel pile (per m)	90	72	63
	Steel reinforcement (per kg)	1.0	0.7	0.7
	Cable (per m)	1.0	0.8	0.7
Others	LNG (per ton)	848	781	737
	Lime (per ton)	22	22	22
[Steel]
• Key Factors in Price Fluctuations
(1) Iron Ore
(In Dollars/ Tons)

		2011 1Q
	2011 2Q	(January 1,
	(April 1, 2011 ~	2011 ~ March
	June 30, 2011)	31, 2011)	2010	2009
Trend of International Benchmark Price (Free On Board, hereinafter, “FOB”)	171	173	136	68
• Platts Index (Fe 62%)
(2) Coal
(In Dollars/ Tons)

		2011 1Q
	2011 2Q	(January 1,
	(April 1, 2011 ~	2011 ~ March
	June 30, 2011)	31, 2011)	2010	2009
Trend of International Benchmark Price (FOB)	330	225	191	172
• Coal (FOB): based on Australian premium hard coking coal price

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(3) Scrap Iron
(In Dollars/ Tons)

		2011 1Q
	2011 2Q	(January 1,
	(April 1, 2011 ~	2011 ~ March
	June 30, 2011)	31, 2011)	2010	2009
Trend of Purchase Price (Cost and Freight, hereinafter, “CFR”)	472	502	409	307
• Scrap Iron (CFR)
(4) Nickel

2011 1Q
	2011 2Q	(January 1, 2011
	(April 1, 2011 ~	~ March
	June 30, 2011)	31, 2011)	2010	2009
Trend of London Metal Exchange (hereinafter, “LME”) Cash Price	USD 11.00/lb	USD 12.20/lb	USD 9.89/lb	USD 6.65/lb
	USD 24,227/ton	USD 26,903/ton	USD 21,809/ton	USD 14,655/ton
[Engineering and Construction]
* Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High tensile deformed bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

19

[Others]
(1) Criteria for Calculation
(a)	Electric Power: purchase price of electricity from Korea Gas Corporation
(b)	Lime: purchase price of lime and transportation fees
Increase in electricity price is due to the increase of raw material cost and the foreign exchange rate.
5. Production and Facilities
A. Production Capacity
[Steel]
(Thousands of Tons)

		2011 1H
		(January 1, 2011 ~
Business Area	Products	June 30, 2011)	2010	2009
Steel Production	Crude Steel	18,780	37,560	34,760
[Others]
(MW, Thousands of Tons)

			2011 1H
			(January 1, 2011 ~
Business Area	Products		June 30, 2011)	2010	2009
Power Generation	Electric Power	Incheon	1,526	1,800	1,800
		Gwangyang	142	284	—
Lime	Lime	—	1,095	2,190	2,190

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B. Production and Capacity Utilization Rate
[Steel]

(1) Production	(Thousands of Tons)

		2011 1H
Business		(January 1, 2011 ~
Area	Products	June 30, 2011)	2010	2009
Steel Industry	Crude Steel	19,090	35,365	31,050
	Hot-Rolled Products	4,071	9,120	8,803
	Plate	3,068	4,639	4,486
	Wire Rod	1,070	2,332	2,248
	Pickled-Oiled Steel Sheets	1,222	2,450	1,664
	Cold-Rolled Products	3,780	7,621	6,126
	Coated Steel	2,703	4,627	3,264
	Electrical Steel	636	1,211	974
	Stainless	1,516	1,970	1,520
	Others	1,482	3,066	2,474
	Total Products	19,547	37,035	31,560
• Inside trades among subsidiaries are accurately reflected on the table.
(2) Capacity Utilization Rate for the first half of the fiscal year 2011
(Thousands of Tons)

Business Area	Capacity	Production	Utilization Rate
Crude Steel Production	18,780	19,090	101.7%
• Capacity Utilization Rate = Production/ Production Capacity
• Trade and engineering and construction business are not reflected on the table due to difficulties in measuring capacity, production, and utilization rate of such business.

21

[Others]
(1) Production
(Gwh, Thousands of Tons)

		2011 1H
		(January 1, 2011 ~
Business Area	Products	June 30, 2011)	2010	2009
Power Generation	Electric Power	5,034	4,863	1,909
Lime	Lime	1,192	2,256	2,040
(2) Capacity Utilization Rate for the first half of 2011
(hr, Thousands of Tons)

Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	8,688	7,057	81.2%
Lime	Lime	1,095	1,192	108.9%
C. Production Facilities

[Land]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	1,450,215	266,216		—	1,716,431
Trade	144,392		(1,978)	—	142,414
Engineering & Construction	58,174		(3,974)	—	54,200
Others	359,070	4,329		—	363,399
Total	2,011,851	270,545	(5,952)	—	2,276,444

[Building]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	3,029,483	449,125	—	(123,454)	3,355,154
Trade	273,692	—	(7,785)	(3,514)	262,393
Engineering & Construction	76,156	—	(31,458)	(966)	43,732
Others	171,832	108,933	—	(5,914)	274,851
Total	3,551,163	558,058	(39,243)	(133,848)	3,936,130

22

[Structures]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	1,975,735	107,782	—	(75,339)	2,008,178
Trade	11,182	—	(295)	(305)	10,582
Engineering & Construction	4,801	—	(166)	(161)	4,474
Others	78,471	79,559	—	(3,811)	154,219
Total	2,070,189	187,341	(461)	(79,616)	2,177,453

[Machinery and Equipments]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	12,865,983	1,764,769	—	(685,881)	13,944,871
Trade	191,884		(1,560)	(2,672)	187,652
Engineering & Construction	15,961	11,921	—	(5,771)	22,111
Others	702,818	377,933	—	(68,047)	1,012,704
Total	13,776,646	2,154,623	(1,560)	(762,371)	15,167,338

[Vehicles]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	48,626	2,671	—	(5,465)	45,832
Trade	8,218	794	—	(1,030)	7,982
Engineering & Construction	3,157	1,011	—	(680)	3,488
Others	4,173	2,115	—	(1,147)	5,141
Total	64,174	6,591	—	(8,322)	62,443

[Tools and Fixtures]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	44,963	16,753	—	(11,372)	50,344
Trade	1,424	808	—	(276)	1,956
Engineering & Construction	1,957	17	—	(310)	1,664
Others	27,094		(4,968)	(4,486)	17,640
Total	75,438	17,578	(4,968)	(16,444)	71,604

23

[Equipment]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	83,918	5,165	—	(211)	88,872
Trade	11,870	—	(420)	(28)	11,422
Engineering & Construction	9,477	109	—	(23)	9,563
Others	19,412	10,584	—	(60)	29,936
Total	124,677	15,858	(420)	(322)	139,793

[Financial Lease Assets]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	11,149	57	—	(491)	10,715
Trade	499	16	—	(116)	399
Engineering & Construction	10,521	1,766	—	(1,489)	10,798
Others	20,937	—	—	(5,387)	15,550
Total	43,106	1,839	—	(7,483)	37,462

24

(2) Major Capital Expenditures
(a)	Investments under Construction

[Steel]	(In hundred millions of KRW)

						Amount
				Total	Invested	to Be
Products		Date	Project	Investment	Amount	Invested
POSCO	Expansion	November, 2010 ~ January, 2014	G) Establishment of the Fourth Hot-coil Mill	16,015	1,317	14,698
		April, 2008 ~ December, 2011	G) Establishment of the Fifth Coking Mill & Fifth Sintering Mill	17,059	16,175	884
		April, 2008 ~ September, 2016	Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	4,570	8,440
		October, 2008 ~ March, 2012	P) Establishment of the Pickling Galvanazing Line	2,689	1,370	1,319
		March, 2011~ June, 2013	P) Optimization of the Facilities	22,034	95	21,939
	Renovation / Replacement	December 2010 ~ January 2014	G) Renovation of the First & Fifth Furnace	10,595	901	9,694
POSCO Specialty Steel	Expansion	November, 2009 ~ April, 2012	Establishment of a New Mill (60 ton)	2,584	817	1,767
	Renovation / Replacement	April 2010 ~ February 2012	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,501	351	1,150
		July 2010 ~ December 2011	Renovation / Replacement of New Equipments in the Existing Steel Wire Producing Mill	120	19	101
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Expansion	May 2011 ~ January 2012	Purchase of the Land, Establishment of a Factory, and Blanking	152	19	133
POS-HiMETAL CO., Ltd.	Expansion	April 2010 ~ September 2011	Establishment of a Ferromanganese Producing Mill	2,275	1,824	451
POSCO VST Co., Ltd.	Expansion	December 2010 ~ February 2012	Installation of the Second Cold Rolling-Mill	1,439	193	1,175
Guangdong Pohang Coated Steel Co., Ltd.	Expansion	December 2010 ~ December 2011	Installation of a Continuous Galvanizing Line	3,198	1,283	1,915
POSCO Maharashtra Steel Private Limited	Expansion	March 2010 ~ May 2012	Installation of a Continuous Galvanizing Line (First Stage)	2,473	1,639	834
		July 2011 ~ December 2013	Establishment of a Cold-Coiled Mill in India	7,293	931	6,362
POSCO-JNPC Co., Ltd.	Expansion	March 2011 ~ October 2011	Establishment of the Second Warehouse in Yokkaichi, Japan	190	102	87
• P stands for Pohang steel works.
• G stands for Gwangyang steel works.

25

[Engineerng & Construction]	(In hundred millions of KRW)

				Total	Invested	Amount to Be
Items		Date	Project	Investment	Amount	Invested
POSCO Plant Engineering	Expansion	October 2010 ~ July 2011	Establishment of a Processing Plant	308	260	48

[Others]	(In hundred millions of KRW)

						Amount
				Total	Invested	to Be
Items		Date	Project	Investment	Amount	Invested
POSCO POWER	Expansion	October 2011 ~ September 2013	P) Establishment of Combined Cycle Power Plant	5,950	246	5,704
POSCO ICT Co.,Ltd.	Expansion	January 2011 ~ December 2011	Expansion of SM Server	300	46	254
	Expansion	January 2011 ~ December 2011	Current Investment	391	275	115
	Expansion	November 2006 ~ August 2011	Purchase of an Office Building in Pan-Gyo	274	265	9
POSCO CHEMTECH COMPANY LTD.	Expansion	January 2011 ~ December 2011	Maintenance of a Refractory Plant	278	119	159
		April 2011 ~ September 2011	Establishment of a Secondary Battery Anode Material Plant	193	106	87

26

• The investments over KRW 10,000 million are only listed on the table, and the purchase of shares are not reflected on the table.
(b)	Planned Investments

[Steel]	(In hundred millions of KRW)

		Planned Investments
Company	Project	2011	2012	2013
POSCO	Expansion, Renovation and Replacement of Existing Facilities	22,083	37,746	26,612
POSCO MEXICO	Expansion, Renovation and Replacement of Existing Facilities	465	2,348	573
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Expansion, Renovation and Replacement of Existing Facilities	160	—	—

[Engineering & Construction]	(In hundred millions of KRW)

		Planned Investments
Company	Project	2011	2012	2013
POSCO Plant Engineering	Expansion, Renovation and Replacement of Existing Facilities	229	330	760

[Others]	(In hundred millions of KRW)

		Planned Investments
Company	Project	2011	2012	2013
POSCO CHEMTECH COMPANY	Expansion, Renovation and Replacement of Existing Facilities	827	—	—

27

6. Product Sales

[Steel]	(In hundred millions of KRW)

		2011 1H	2010
		(January 1, 2011	(January 1, 2010
Items		~ June 30, 2011)	~ December 31, 2010)
Domestic	Hot-Rolled Products	37,567	49,940
	Cold-Rolled Products	35,095	77,936
	Stainless Steel	19,100	31,621
	Others	62,321	95,802
	Subtotal	154,083	255,299
Export	Hot-Rolled Products	17,798	22,075
	Cold-Rolled Products	46,473	88,887
	Stainless Steel	33,537	61,178
	Others	22,932	27,236
	Subtotal	120,740	199,376
Total	Gross Sum	274,823	454,675
	Internal Transaction	(77,826)	(99,398)
	Net Sum	196,998	355,276

28

[Trading]	(In hundred millions of KRW)

		2011 1H	2010
		(January 1, 2011	(January 1, 2010
Items		~ June 30, 2011)	~ December 31, 2010)
Domestic	Product	524	217
	Merchandise	4,469	1,721
	Others	36	19
Export	Product	813	347
	Merchandise	43,131	22,653
	Others	123	64
Trade among Korea, China, Japan		90,374	68,060
Gross Sum		139,470	93,081
Internal Transaction		(39,618)	(31,487)
Net Total		99,852	61,594

[Engineering & Construction]	(In hundred millions of KRW)

			2011 1H	2010
			(January 1, 2011	(January 1, 2010
Items			~ June 30, 2011)	~ December 31, 2010)
Construction Contract Revenue	Domestic	Architecture	7,880	12,823
		Plant	9,413	32,811
		Civil Engineering	4,757	11,355
	Overseas		9,646	8,441
Own Construction			216	6,101
Other Subsidiary company sales			4,322	7,704
Gross Sum			36,233	79,235
Internal Transaction			(13,142)	(35,747)
Total			23,092	43,488

29

[Others]	(In hundred millions of KRW)

	2011 1H	2010
	(January 1, 2011	(January 1, 2010
Items	~ June 30, 2011)	~ December 31, 2010)
Electric Power	13,032	18,515
7. Derivatives — Currency Forward Contracts
If the Exchangeable Notes to American Depository Receipts of SK Telecom issued on August 19, 2008, had been converted on June 30, 2011, the derivative valuation of the profit would have been KRW 674 million.
8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January 2010	- The purpose of the Cooperation Agreement is to obtain 15% stake in Roy Hill iron ore mine in Australia
	Share Purchase Agreement with Thainox Stainless Public Co., Ltd.	July 2011
- POSCO made a share purchase agreement to obtain certain additional equity interest (at least 3,975,811,641 outstanding shares) in Thainox Stainless Public Co., Ltd for the expansion of global stainless steel market. The share purchase will cost KRW 305,875,092,782.

POSCO ICT	R Real Estate Contract	March 2011	- POSCO ICT has purchased its new office building in Pangyo after the sale of its office building in Bundang.
- Sale Price of its Office Building in Bundang: KRW 65,000,000,000
• Please, refer to Form 6-K for additional information.

30

9. Research and Development
A. Research and Development (hereinafter, “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory (Group)	823
			Productivity Research Center	60
			New Growth Technology Strategy Department	25
			Iron and Steel Technology Strategy Department	71
			Environment and Energy Department	21
			Total	1,000
	POSCO Specialty Steel		R&D Group	19
	POSCO COATED & COLOR STEEL		Product Research Group	11
	POSCO-Nippon Steel RHF Joint Venture Co., Ltd.		Product Research Group	2
	POS-HiMETAL CO., Ltd.		Product Research Department	12
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
International Trade	DAEWOO International Corporation		Pusan Plant R&D Center Development Team	63
Engineering & Construction	POSCO Engineering & Construction		R&D Center	112
	POSCO Plant Engineering		Technology Innovation Group	11
	POSCO A&C		R&D Center, Quality Engineering Team	9
Others	POSCO POWER		R&D Center	31
	POSCO ICT		Information Control Lab	72
	POSCO CHEMTECH COMPANY		R&D Center	32
	POSCO M-TECH CO., LTD.		R&D Center	21

31

B. R&D Expenses	(In millions of KRW)

	Business Area
		Internation	Engineering &
Category	Steel	al Trade	Construction	Others	Total
Selling and Administrative Cost	67,457	604	8,526	16,615	93,202
Manufacturing Cost	167,142	577	2,148	529	170,396
R&D Cost (Intangible Assets)	5,955	—	1,717	1,263	8,935
Total	240,554	1,181	12,391	18,407	272,533
R&D/Sales Ratio	1.22%	0.02%	0.54%	1.22%	0.82%

32

III. Financial Statements
1. Non-consolidated Financial Statements
A. Summary on Fiscal Years 2010 and the First Half of Fiscal Year 2011
(In millions of KRW)

	2011 1H
	(January 1, 2011 ~	December 31,	January 1,
Account	June 30, 2011)	2010	2010
[Current Assets]	14,338,605	12,993,605	12,899,862
Cash & Cash equivalents	1,516,474	672,426	626,782
Accounts Receivable	3,877,956	3,548,448	2,951,783
Other Current Financial Instruments	1,753,327	2,754,319	6,304,563
Inventories	7,138,768	5,998,545	2,996,325
Other Current Assets	52,080	19,867	20,409
[Non-current Assets]	37,339,988	36,092,622	28,954,817
Other Non-current Financial Instruments	4,719,151	5,015,783	4,438,130
Investment Securities	11,353,548	10,470,156	5,787,831
Tangible Assets	20,641,200	20,011,110	18,412,868
Good Will & Other Intangible Assets	231,105	229,137	201,614
Other Non-current Assets	394,984	366,436	114,374
Total Assets	51,678,593	49,086,227	41,854,679
[Current Liabilities]	6,567,382	6,051,454	2,954,337
[Non-current Liabilities]	7,731,675	7,011,278	6,243,096
Total Liabilities	14,299,057	13,062,732	9,197,433
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,229,699	1,158,539	1,158,539
[Retained Earnings]	37,405,277	35,774,259	32,784,996
[Other Equity]	(1,737,843)	(1,391,706)	(1,768,692)
Total Shareholders’ Equity	37,379,536	36,023,495	32,657,246
Total Sales	19,144,089	32,582,037	—
Operating Income	2,416,968	4,784,518	—
Net Income	2,173,154	3,784,361	—

33

B. The Standards Used for Reporting the Financial Statements
The company prepared its financial statements in accordance with the Korean International Financial Reporting Standards (hereinafter, the “K-IFRS”) and Certified Public Accountant’s audit opinions on financial statements.
C. Non-consolidated Financial Statements
(1) Balance Sheet
Refer to the attached financial report as of June 30, 2011.
(2) Income Statements
Refer to the attached financial report as of June 30, 2011.
(3) The Note on the Financial Statement
Refer to the auditor’s note about the financial statement.

34

2. Consolidated Financial Statements
A. Summary on Fiscal Years 2010 and the First Half of Fiscal Year 2011
(In millions of KRW)

	2011 1H
	(January 1, 2011 ~	December 31,	January 1,
Account	June 30, 2011)	2010	2010
[Current Assets]	31,661,609	27,658,484	20,415,751
Cash & Cash equivalents	4,285,917	3,521,045	2,273,059
Other Current Financial Instruments	3,686,883	4,383,302	7,211,023
Accounts Receivable	10,946,809	9,205,118	5,286,130
Inventories	11,453,754	9,559,206	4,918,413
Other Current Assets	1,288,246	989,813	727,126
[Non-current Assets]	42,869,446	41,746,049	31,097,292
Other Non-current Financial Instruments	6,022,029	6,417,038	5,308,660
Investment Securities	3,517,988	3,306,425	950,449
Tangible Assets	26,554,598	25,437,740	22,342,747
Good Will & Other Intangible Assets	4,860,722	4,619,169	754,231
Other Non-current Assets	1,914,109	1,965,677	1,741,205
Total Assets	74,531,054	69,404,533	51,513,043
[Current Liabilities]	19,427,460	18,286,148	9,008,563
[Non-current Liabilities]	15,109,837	12,581,218	9,170,799
Total Liabilities	34,537,297	30,867,366	18,179,362
[Controlling Interest]	37,954,950	36,575,686	32,679,964
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,177,188	1,101,561	1,199,666
Retained Earnings	37,776,693	35,955,177	32,634,833
Other Controlling Interest	(1,481,334)	(963,455)	(1,636,938)
[Minority Interest]	2,038,808	1,961,481	653,717
Total Shareholders’ Equity	39,993,758	38,537,167	33,333,681
Total Sales	33,297,317	47,887,255	—
Operating Income	3,102,322	5,433,520	—
Consolidated Net Profit	2,465,046	4,185,651	—
Consolidated Total Comprehensive Income	1,786,128	4,765,441	—
Number of Consolidated Companies	202	173	112

35

B. The Standards Used for Reporting the Financial Statements
The company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (hereinafter, the “K-IFRS”) and applied it to each company’s final financial statements.
C. Consolidated Financial Statements
(1) Consolidated Balance Sheet
Refer to the attached consolidated financial report for the first half of the fiscal year 2011 as of June 30, 2011.
(2) Consolidated Income Statements
Refer to the attached consolidated financial report for the first half of the fiscal year 2011 as of June 30, 2011.

36

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1. Overview of Corporate Governance
A. Board of Directors
(1) Board of Directors
Our board of directors has the ultimate responsibility for management of our business affairs. Under our articles of incorporation, our board shall consist of five directors who also act as our executive officers (hereinafter, the “Inside Directors”) and eight directors who are to be outside directors (hereinafter, the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (hereinafter, the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
Our board of directors maintains the following six special committees:
(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Commitee.

37

• Composition of the Special Committees under the Board of Directors and their Functions

Category	Composition	Directors	Major Functions
Director Candidate	3 Outside Directors;	Lee, Young-Sun	- Reviews the qualifications of potential candidates
Recommendation	1 Inside Director	Nam, Yong	- Proposes nominees to serve on the Board of Directors as Outside Directors
Committee		Byun, Dae-Gyu
		Choi, Jong-Tae	- Advances nomination of Inside Directors and members of the special committees
Evaluation and	4 Outside Directors	Han, Joon-Ho,	- Executes management succession and development plans
Compensation		Lee, Chang-Hee,	-Establishes evaluation procedures of directors
Committee		Byun, Dae-Gyu	- Reviews directorstion procedures of retirement allowance
Yoo, Jang-Hee
Finance and	3 Outside Directors;	Han, Joon-Ho	- Advances deliberation of new crucial investments in other companies
Operation Committee	2 Inside Directors	Lee, Young-Sun
		Nam, Yong	- Revises the internal regulations regarding the operation of the Board of Directors
Park, Han-Yong
		Oh, Chang-Kwan	- Deliberates financial matters and donations between KRW 100 million and KRW 1 billion
Audit Committee	2 Outside Directors	Lee, Chang-Hee	- Audits the accounting system and business operations
		Park, Sang-Kil	- Examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors at each general meeting of shareholders

Related Party	3 Outside Directors	Lee, Chang Hee	- Reviews the related party and the other internal
Transactions		Park, Sang-Kil	transaction exceeding KRW 10 billion if it complies with the MRFTA
Committee		Yoo, Jang-Hee
- Reviews the related party and the other internal transactions exceeding KRW 5 billion but less than 10 billion if it complies with the MRFTA and accept or reject the execution of such transaction
Executive Management Committee	5 Inside Directors	Chung, Joon-Yang	- Oversees decisions with respect to our operational and
		Choi, Jong-Tae	management matters
		Park, Han-Yong	- Reviews management’s proposals of new strategic
		Oh, Chang-Kwan	initiatives
		Kim, Jin-Il	- Reviews deliberation over critical internal matters
related to the organization structure and development
of personnel
- Reviews and revise working policies and welfares
*	The Vacancy Replacements of the Special Committees Resulting from the Resignation of an Outside Director, Kim, Byung Ki (August 11, 2011)
• A Chairman of the Evaluation and Compensation Committee: Han, Joon-Ho

• A Member of the Evaluation and Compensation Committee: Yoo, Jang-Hee

• A Member of the Related Party Transactions Committee: Yoo, Jang-Hee

38

(2) Establishment and Composition of the Director Candidate Recommendation Committee
(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)
• Composition of the Director Candidate Recommendation Committee
• Effective Date: February 25, 2011

Lee, Young-Sun (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
Nam, Yong	Outside Director	• Outside Directors (3), Inside Director (1):
(Member)		Pursuant to Article 542-8 of the Commercial Code of the Republic of Korea
Byun, Dae-Gyu (Member)	Outside Director
Choi, Jong-Tae (Member)	Inside Director
(3) List of Outside Directors (as of June 30, 2011)

Relation with
Majority
Name	Experience	Shareholder	Remarks
Yoo, Jang-Hee	- President, East Asian Economic Association, Japan	None	Chairman
	- Former Vice President, External Affairs, Ewha Womans University		Board of
Director
Han, Joon-Ho	- CEO and Vice Chairman, Samchully Co., Ltd.	None
- Former Chairman and CEO, Korea Electric Power Corporation
Lee, Young-Sun	- President of Hallym University	None
- Former Professor of Yonsei University
Kim, Byung Ki	- Visiting Professor of College of Engineering, Seoul National University	None
- Former President and Research Fellow, Samsung Economic Research Institute

39

Relation with
Majority
Name	Experience	Shareholder	Remarks
Lee, Chang Hee	- Professor of College of Law, Seoul National University	None
- Former International Director, Tax Law Association
Nam, Yong	- Vice Chairman and CEO, LG Electronics	None
- President of Strategic Business Initiatives, LG Corporation Co., Ltd
- President and CEO, LG Telecom, Ltd.
Byun, Dae-Gyu	- Chairman and CEO, Humax Co., Ltd.	None
- Member of National Science and Technology Council
- Full member of the National Academy of Engineering of Korea
Park, Sang-Kil	- Attorney at Law, Kim and Chang	None
- Prosecutor General, Daejeon High Prosecutor’s Office
- Prosecutor General, Busan High Prosecutor’s Office
• Changes after June 30, 2011

• Kim, Byung-Ki has resigned from the outside director’s positon on July 1, 2011.

• List of Key Activities of the Board of Directors (January 1, 2011 — August 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	1. Approval of the financial statements for the forty-third fiscal	All 2 Cases
		year and convening schedule of the forty-third general meeting of	Approved
shareholders
2. Disposal of treasury shares according to execute equity swap with
Kookmin Bank
2011-2	February 1	1. Agenda for the forty-second general meeting of shareholders	All 4 Cases
		2. Financing plan for the first half of the fiscal year 2011	Approved
3. Establishment of an electrical steel coil production line in India
4. Recommendation of candidates for Inside Directors
2011-3	February 22	Improvement plan for the operation of the Board of Directors	Approved

40

Session	Date	Agenda	Approval
2011-4	February 25	1. Appointment of a chairman of Board of Directors	All 4 Cases
		2. Appointment of the special committee members	Approved
3. Approval of designation of positions for executive officers
4. Approval of designation of positions for Inside Directors
2011-5	March 25	1. Approval for the establishment of a FINEX Plant, a wire-rod	All 3 Cases
		production plant and a stainless steel Production plant at Pohang	Approved
steel works
2. Participation of Zirconium / Titanium mine joint venture
3. Investment plan for POSCO-National Pension Service Global
Investment Fund
2011-6	May 13	1. Investment plan for POSCO-CSPC Co. Ltd in Brazil	All 8 Cases
		2. Capital increase and payment guarantees of POSCO-Mexico	Approved
3. Capital increase for the benefit of a domestic affiliate, POSCO AST Co., Ltd.
4. Participation in the final bidding for the acquisition of Korea
Express Co., Ltd.
5. Issuance of Global Exchangeable Bonds
6. Contribution to the POSCO Educational Foundation
7. Amendment to the internal accounting management regulation
8. Amendment to the compensation standard for directors and officers
2011-7	August 11*	1. Additional Share Purchase in Nacional Minerios S.A., Brazilian	All 8 Cases
		iron ore miner	Approved
2. Financing plan for the second half of the fiscal year 2011
3. Distribution of 2011 Interim Dividend
4. Business plan of POSCO Processing & Service Co., Ltd. for the fiscal year 2011
5. Business plan of Daewoo International for the fiscal year 2011
6. Changes in members of the special committee
7. Improvement of the long-term incentives for the boards of directors
8. Donation for the recovery from the severe rain storm
*	The meeting date of the board of directors is based on Canadian local time.

• Major Activities of Outside Directors on the Board of Directors (January 1, 2011 — August 29, 2011)

		Number of
		Participating
Session	Date	Outside Directors	Remarks
2011-1	January 13	8
2011-2	February 1	8
2011-3	February 22	8
2011-4	February 25	8
2011-5	March 25	8
2011-6	May 13	8
2011-7	August 11	7	Kim, Byung-Ki has resigned from the outside director’s position on July 1, 2011.

41

(4) Composition of the Special Committees and their Activities
(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2011 — August 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 27	Assessment of qualifications of Inside Directors	—
2011-2	February 1	Assessment of qualifications and recommendation of Outside Directors	Approved
2011-3	February 21	Improvement plan for operation of the Board of Directors	—
2011-4	February 25	1. Appointment of the special committee members	—
2. Approval of the designation of executive officers
3. Appointment of Inside Directors

2011-5	August 11	1. Changes in the members of the special committee
(b) Major Activities of Evaluation and Compensation Committee (January 1, 2011 — August 11, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	Evaluation of the fiscal year 2010 management result	Approved
2011-2	May 13	Amendment to the compensation standard for directors and officers	—
2011-3	August 8	Improvement of the long-term incentives for the boards of directors	—
*	Kim, Byung-Ki has resigned from the outside director’s position on July 1, 2011.
(c)	Major Activities of Finance and Operation Committee (January 1, 2011 — August 3, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	Disposal of treasury shares according to execute equity swap with Kookmin Bank	—
2011-2	February 1	Financing plan for the first half of the fiscal year 2011	—
2011-3	February 21	Improvement plan for operation of the Board of Directors	—
2011-4	March 24	1. Participation of Zirconium / Titanium mine joint venture	—
2. Investment plan for POSCO-National Pension Service Global Investment Fund
3. Certification of payment for Zhangjiagang Pohang Stainless Steel Processing Center Co., Ltd.

42

Session	Date	Agenda	Approval
2011-5	May 12	1. Issuance of Global Exchangeable Bonds	—
		2. Participation in the final bidding for the acquisition of Korea Express Co., Ltd.	—
		3. Participation in the wind power generation project *	—
		4. Payment guarantee for the Titanium Slab joint venture	Approved
		5. Contribution to the National Academy of Science	Approved
2011-6	June 17	1. Certification of payment for POSCO-Mexico Co., Ltd.	Approved
		2.Contribution to the Pyeong Chang 2018 Olympic and Paralympic Winter Games Bid Committee	Approved
2011-7	June 27	Participation in the Business Productivity Partnership Program	Approved
2011-8	August 8	1. Additional Share Purchase in Nacional Minerios S.A., Brazilian iron ore miner	—
		2. Financing plan for the second half of the fiscal year 2011	—
		3. Share Purchase of the 50% of shares of Poschrome Ltd. owned by Samancor Ltd.	Approved
*	Participation in the wind power generation project has been on hold by the board of directors for the further review of business plans and strategies.
(d)	Major Activities of Related Party Transaction Committee (January 1, 2011 — August 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 12	Fair Trading Program operating result and plan	—
2011-2	March 24	Change of a Fair Trading Program manager	Approved
2011-3	May 12	1. Contribution to the POSCO Educational Foundation	—
2. Capital increase for the double width equipment of POSCO-AST Co., Ltd
2011-4	August 10	Reporting the operation of the Fair Trading Program for the first half	—
of fiscal year 2011.
*	Kim, Byung-Ki has resigned from the outside director’s postion on July 1, 2011
(e)	Major Activities of Executive Management Committee (January 1, 2011 — August 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 18	1. Establishment of an electrical steel coil production line in India	—
		2. Capital increase for the establishment of the third plant at POSCO-CSPC Co. Ltd.	Approved
2011-2	February 1	Additional funding for the release of altitude limit of a new steel making plant at Pohang steel works	Approved
2011-3	February 23	Establishment of the third equipment extension site at Gwangyang works	Approved

43

Session	Date	Agenda	Approval
2011-4	March 29	1. Establishment of a fast process equipment for the disposal of slags at	Approved
Gwangyang works
2. Rationalization of the first stainless steel rolling line at Pohang steel works
2011-5	April 26	1. Investment plan for POSCO-CSPC Co. in Brazil	—
		2. Capital increase and payment guarantees of POSCO-Mexico continuous galvanizing line	—
		3. Rationalization of the first and the second sintering line and improvement of the dust collection equipments used at the first, the second, the third and the fourth sintering line in Gwangyang	Approved
2011-6	May 26	1. Improvement of the dust collection equipments used at the second and the third stainless steel manufacturing line	Approved
2. Establishment of a rolled steel processing center in Jilin, China
3. Closing of the Shareholders Registry for the 2011 interim dividend
2011-7	June 27	Construction of laboratory buildings for raw material testing and ERC	Approved
2011-8	August 23	1. Expansion of the first Hot Press Forming Line at Gunsan Steel Processing and Fabricating Center Co., Ltd.	Approved
		2. The 301st domestic issuance of public bond	Approved
B. Audit Committee
Under the Korean laws and our articles of incorporation, we are required to have an audit committee (hereinafter les of incorporati. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (chairman), Kim, Byung Ki and Park, Sang-Kil.
The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

44

In addition, in connection with the general meetings of shareholders, the Audit Committee examines the agenda, and financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.
(1) Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Kim, Byung Ki Park, Sang-Kil	Satisfies requirements stipulated in the articles of incorporation	Chairman
• Changes After June 30, the Fiscal Year 2011
• Kim, Byung-Ki has resigned from the outside director’s position on July 1, 2011.
(2) Major Activities of the Audit Committee (Auditors) (January 1, 2011 — August 10, 2011)

Session	Date	Agenda	Approval
2011-1	January 12	• Report Agenda
- Reporting of the operations of the internal accounting control system for the fiscal year 2010

2011-2	February 1	• Deliberation Agendas
		- Approval of audit and non-audit services of external auditors	Approved
		- Assessment of the operations of the internal accounting control system for the fiscal year 2010	Approved
		- Audit result for the fiscal year 2010	Approved
		- Appointment of external auditors	Approved
• Report Agenda
- Audit result for the fiscal year 2010 by external auditor
- Audit result of POSCO Employee Welfare Fund
2011-3	February 25	• Deliberation Agendas
		- Appointment of a chairman of the Audit Committee	Approved
2011-4	March 24	• Deliberation Agenda
		- Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved
• Report Agenda
- Operation plans for the fiscal year 2010

45

Session	Date	Agenda	Approval
2011-5	May 12	• Deliberation Agenda
		- Approval of audit and non-audit services of external auditors	Approved
• Report Agenda
- External audit result for the fiscal year 2010 (Consolidated)
- Internal audit result for the fiscal year 2010 (Consolidated)
- Audit result for the first quarter of 2011 (Consolidated)
2011-6	August 10	• Deliberation Agendas
		- Approval of non-audit services of external auditors for POSCO’s subsidiaries	Approved
		- Approval of audit services of external auditors for POSCO’s subsidiaries	Approved
		- Approval of non-audit services of external auditors for POSCO	Approved
• Report Agenda
- External audit result for the fiscal year 2010 (US-GAAP)
- Audit result for the second quarter of 2011 (Consolidated)
- Reporting results of audit for the first half of the fiscal year 2011
C. Voting Rights by Shareholders
(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.
D. Compensation of Directors and Officers
(1) Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries
(In KRW)

Ceiling Amount Approved at
Category	Total Payment	Shareholders Meeting	Remarks
Inside Director	1,947 million	7 billion
Independent Non-Executive Director	364 million
Members of the Audit Committee	46 million
Total	2,357 million

46

• Payment Period: January 1, 2011 ~ June 30, 2011.
• Outside Directors do not include the members of the Audit Committee.
(2) List of Stock Options Presented to the Executives
(As of June 30, 2011)

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
July 23, 2004	Chung , Keel-Sou	9,800	9,800	—	July 24, 2006	\151,700
	Kim, Dong-Jin	7,840	7,840	—	~July 23, 2011
	Lee, Ku-Taek	49,000	20,000	29,000
	Kim, Sang-Young	9,800	9,500	300
	Shin, Ki-Chul	9,800	9,800	—
	Kim, Sang-Myun	9,800	9,800	—
	Park, Young-Ju	1,862	—	1,862
	Suh, Yoon-Suk	1,862	1,862	—
April 28, 2005	Yong Ghul Yoon	10,000	—	10,000	April 29, 2007	\194,900
	Noi Ha Cho	10,000	—	10,000	~April 28, 2012
	Wook Sun	2,000	—	2,000
	Charles Ahn	2,000	—	2,000
	Jong Doo Choi	2,000	—	2,000
Total		125,764	68,602	57,162	—	—
• The stock option program was terminated on the thirty eighth general meeting of shareholders
(February 24, 2006).

47

POSCO
and Subsidiaries
Consolidated Interim Financial Statements
(Unaudited)
June 30, 2011
(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
POSCO:
Reviewed financial statements
We have reviewed the accompanying consolidated statement of financial position of POSCO and subsidiaries (the “Company”) as of June 30, 2011, and the consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2011 and 2010 and, changes in equity and cash flows for the six-month periods ended June 30, 2011 and 2010 and notes, comprising a summary of significant accounting policies and other explanatory information (“the consolidated interim financial information”).
Management’s responsibility
Management is responsible for the preparation and fair presentation of this consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the consolidated interim financial statements free of material misstatements due to error or fraud.
Auditor’s review responsibility
Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.
We conducted our review in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”.

Other considerations
As discussed in note 3, the Company prepared the consolidated interim financial information in accordance with accounting policies which management plans to adopt for its first annual financial statements in accordance with K-IFRS. The accounting policies applied for the consolidated interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with K-IFRS for the year ending December 31, 2011.
Seoul, Korea
August 26, 2011
This report is effective as of August 26, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial information. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Consolidated Statements of Financial Position
As of June 30, 2011, December 31, 2010 and January 1, 2010
(Unaudited)

(in millions of Won)	Notes	June 30, 2011		December 31, 2010	January 1, 2010

Assets

Cash and cash equivalents	5,19	~~W~~	4,285,917	3,521,045	2,273,059
Trade accounts and notes receivable, net	6,19,24,33		10,946,809	9,205,118	5,286,130
Other short-term financial assets	7,19,33		3,686,883	4,383,302	7,211,023
Inventories	8		11,453,754	9,559,206	4,918,413
Current income tax assets	30		22,526	17,654	11,980
Assets held for sale			—	—	24,961
Other current assets	13		1,265,720	972,159	690,185

Total current assets			31,661,609	27,658,484	20,415,751

Long-term trade accounts and notes receivable, net	6,19		208,362	273,622	522,775
Other long-term financial assets	7,19		6,022,029	6,417,038	5,308,660
Investment in associates	9		3,517,988	3,306,425	950,449
Investment property, net	10		511,177	493,365	558,207
Property, plant and equipment, net	11		26,554,598	25,437,740	22,342,747
Intangible assets, net	12		4,860,722	4,619,169	754,231
Deferred tax assets	30		601,888	538,876	409,748
Other long-term assets	13		592,681	659,814	250,475

Total non-current assets			42,869,445	41,746,049	31,097,292

Total assets	36	~~W~~	74,531,054	69,404,533	51,513,043

See accompanying notes to consolidated interim financial statements.

POSCO
Consolidated Statements of Financial Position, Continued
As of June 30, 2011, December 31, 2010 and January 1, 2010
(Unaudited)

(in millions of Won)	Notes	June 30, 2011		December 31, 2010	January 1, 2010

Liabilities

Trade accounts and notes payable	19,33	~~W~~	4,458,981	3,980,701	2,392,317
Short-term borrowings	14,19		11,209,289	10,476,300	3,958,099
Other short-term financial liabilities	15,19,33		1,614,315	1,520,877	1,054,714
Current income tax liabilities	30		569,130	779,018	389,675
Liabilities related assets held for sale			—	—	80
Provisions	16		57,099	38,004	24,711
Other current liabilities	18,24		2,042,964	1,491,248	1,188,967

Total current liabilities			19,951,778	18,286,148	9,008,563

Long-term trade accounts and notes payable	19,33		813	378	—
Long-term borrowings	14,19		12,603,860	10,663,941	8,241,386
Other long-term financial liabilities	15,19		303,667	175,774	205,096
Employee benefits	17		350,559	503,126	315,418
Deferred tax liabilities	30		1,137,395	1,028,728	377,539
Long-term provisions	16		124,644	128,885	2,969
Other long-term liabilities	18		64,580	80,386	28,391

Total non-current liabilities			14,585,518	12,581,218	9,170,799

Total liabilities	36	~~W~~	34,537,296	30,867,366	18,179,362

Shareholders’ equity

Equity attributable to owners of the Company
Share capital	20		482,403	482,403	482,403
Capital surplus	20		1,177,188	1,101,561	1,199,666
Reserves	21		910,072	1,439,807	766,325
Treasury shares	22		(2,391,406)	(2,403,263)	(2,403,263)
Retained earnings			37,776,693	35,955,177	32,634,833

Controlling interests			37,954,950	36,575,685	32,679,964

Non-controlling interests			2,038,808	1,961,482	653,717

Total shareholders’ equity			39,993,758	38,537,167	33,333,681

Total liabilities and shareholders’ equity		~~W~~	74,531,054	69,404,533	51,513,043

See accompanying notes to consolidated interim financial statements.

POSCO
Consolidated Statements of Comprehensive Income
For the three-month and six-month periods ended June 30, 2011 and 2010
(Unaudited)

		For the three-month periods			For the six-month periods
		ended June 30			ended June 30
(in millions of Won, except per share information)	Notes	2011		2010	2011	2010

Revenue	24,25,36	~~W~~	17,046,753	10,787,954	33,297,317	20,565,217
Cost of sales	28		(14,375,839)	(8,260,642)	(28,454,339)	(15,989,626)

Gross profit			2,670,914	2,527,312	4,842,978	4,575,591

Selling and administrative expenses	26,28
Administrative expenses			(489,505)	(303,757)	(986,623)	(610,503)
Selling expenses			(384,262)	(258,078)	(756,639)	(484,068)

			(873,767)	(561,835)	(1,743,262)	(1,094,571)

Other operating income	27		37,980	44,365	115,704	126,225
Other operating expenses	27,28		(88,676)	(43,471)	(113,098)	(82,432)

Operating profit	32		1,746,451	1,966,371	3,102,322	3,524,813
Non-operating income and expenses
Share of profit of equity-accounted investees	36		34,772	30,174	13,425	66,130
Finance income	29		625,532	247,874	1,447,878	735,606
Finance costs	29		(581,533)	(791,864)	(1,302,712)	(1,084,010)

Profit before income tax			1,825,222	1,452,555	3,260,913	3,242,539
Income tax expense	30,36		(453,238)	(333,194)	(795,867)	(747,065)

Profit for the period	36		1,371,984	1,119,361	2,465,046	2,495,474
Other comprehensive income
Capital adjustment arising from investments in equity-method investees, net of tax			(55,523)	(6,446)	(37,066)	(33,765)
Net changes in fare value of available-for-sale investments, net of tax			(258,817)	(219,816)	(526,835)	(160,776)
Foreign currency translation differences, net of tax			(39,541)	141,558	(127,933)	85,346
Defined benefit plan actuarial gains (loses), net of tax			(59,846)	10,888	12,915	(36,739)

Other comprehensive income for the period, net of tax			(413,727)	(73,816)	(678,919)	(145,934)

Total comprehensive income for the period		~~W~~	958,257	1,045,545	1,786,127	2,349,540

Profit attributable to:
Owners of the Company		~~W~~	1,322,857	1,104,007	2,413,579	2,468,109
Non-controlling interests			49,127	15,354	51,467	27,365

Profit for the period		~~W~~	1,371,984	1,119,361	2,465,046	2,495,474

Total comprehensive income attributable to:
Owners of the Company		~~W~~	931,384	1,014,103	1,898,554	2,307,198
Non-controlling interests			26,873	31,442	(112,427)	42,342

Total comprehensive income for the period		~~W~~	958,257	1,045,545	1,786,127	2,349,540

Earnings per share	31	~~W~~	17,126	14,332	31,240	32,040
See accompanying notes to consolidated interim financial statements.

POSCO
Consolidated Statements of Changes in Equity
For the six-month periods ended June 30, 2011 and 2010
(Unaudited)

	Owners of the Company							Non-
	Share		Capital		Treasury	Retained	Sub	Controlling
(in millions of Won)	Capital		Surplus	Reserves	Shares	Earnings	Total	Interests	Total
Balance as of January 1, 2010	~~W~~	482,403	1,199,666	766,325	(2,403,263)	32,634,833	32,679,964	653,717	33,333,681
Comprehensive income:
Profit for the period		—	—	—	—	2,468,109	2,468,109	27,365	2,495,474
Net changes in accumulated comprehensive income (expense)		—	—	(35,731)	—	—	(35,731)	1,966	(33,765)
Net changes in fair value of available-for-sale investments, net of tax		—	—	(160,733)	—	—	(160,733)	(43)	(160,776)
Foreign currency translation differences, net of tax		—	—	69,806	—	—	69,806	15,540	85,346
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(34,253)	(34,253)	(2,486)	(36,739)

Total comprehensive income		—	—	(126,658)	—	2,433,856	2,307,198	42,342	2,349,540

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)	(16,376)	(517,090)
Changes in scope of consolidation		—	—	—	—	—	—	4,923	4,923
Changes in ownership interests in subsidiaries		—	(71,398)	—	—	—	(71,398)	45,911	(25,487)
Paid in capital increase of subsidiaries		—	—	—	—	—	—	7,352	7,352
Others		—	587	(899)	—	51,212	50,900	5,842	56,742

Total transactions with owners of the Company		—	(70,811)	(899)	—	(449,502)	(521,212)	47,652	(473,560)

Balance as of June 30, 2010	~~W~~	482,403	1,128,855	638,768	(2,403,263)	34,619,187	34,465,950	743,711	35,209,661

See accompanying notes to consolidated interim financial statements.

POSCO
Consolidated Statements of Changes in Equity, Continued
For the six-month periods ended June 30, 2011 and 2010
(Unaudited)

	Owners of the Company							Non-
	Share		Capital		Treasury	Retained	Sub	Controlling
(in millions of Won)	Capital		Surplus	Reserves	Shares	Earnings	Total	Interests	Total
Balance as of January 1, 2011	~~W~~	482,403	1,101,561	1,439,807	(2,403,263)	35,955,177	36,575,685	1,961,482	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	2,413,579	2,413,579	51,467	2,465,046
Net changes in accumulated comprehensive expense of investments of equity-accounted investees, net of tax		—	—	(31,967)	—	—	(31,967)	(5,099)	(37,066)
Net changes in fair value of available-for-sale investments, net of tax		—	—	(524,965)	—	—	(524,965)	(1,870)	(526,835)
Foreign currency translation differences, net of tax		—	—	21,924	—	—	21,924	(149,857)	(127,933)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	19,983	19,983	(7,068)	12,915

Total comprehensive income		—	—	(535,008)	—	2,433,562	1,898,554	(112,427)	1,786,127

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,808)	(594,555)
Changes in scope of consolidation		—	—	—	—	—	—	73,774	73,774
Changes in ownership interests in subsidiaries		—	6,354	—	—	—	6,354	(6,354)	—
Paid in capital increase of subsidiaries		—	—	—	—	—	—	137,374	137,374
Acquistion of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	71,160	—	73,153	—	144,313	—	144,313
Others		—	(1,887)	5,273	—	(34,299)	(30,913)	1,767	(29,146)

Total transactions with owners of the Company		—	75,627	5,273	11,857	(612,046)	(519,289)	189,753	(329,536)

Balance as of June 30, 2011	~~W~~	482,403	1,177,188	910,072	(2,391,406)	37,776,693	37,954,950	2,038,808	39,993,758

See accompanying notes to consolidated interim financial statements.

POSCO
Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2011 and 2010
(Unaudited)

(in millions of Won)	Notes	June 30, 2011		June 30, 2010

Cash flows from operating activities
Cash generated from operations		~~W~~	1,226,370	2,831,696
Profit for the period			2,465,046	2,495,474
Adjustments	35		2,042,769	2,476,372
Changes in operating assets and liabilities	35		(3,281,445)	(2,140,150)
Interest received			98,560	143,975
Interest paid			(367,873)	(220,033)
Dividends received			177,191	57,829
Income taxes paid			(794,578)	(389,766)

Net cash provided by operating activities		~~W~~	339,670	2,423,701

Cash flows from investing activities
Disposal of short-term financial instruments			3,849,297	9,439,825
Decrease in loans			119,253	143,468
Disposal of available-for-sale investments			12,554	129,139
Disposal of other investment assets			39	24,237
Disposal of investments of equity-accounted investees			1,205	7,847
Disposal of property, plant and equipment			104,464	60,568
Disposal of intangible assets			4,267	3,160
Disposal of net assets from changes in scope of consolidation			—	6,747
Acquisition of short-term financial instruments			(2,578,359)	(10,223,277)
Increase in loans			(388,295)	(53,791)
Acquisition of available-for-sale investments			(187,737)	(66,159)
Acquistion of other investment assets			(5,280)	(453,575)
Acquisition of investments of equity-accounted investees			(443,251)	(214,490)
Acquisition of property, plant and equipment			(2,255,405)	(2,911,321)
Acquisition of intangible assets			(221,815)	(20,068)
Acquisition of net assets from changes in scope of consolidation			(85,392)	(119)
Other, net			76,025	23,236

Net cash used in investing activities		~~W~~	(1,998,430)	(4,104,573)

See accompanying notes to consolidated interim financial statements.

POSCO
Consolidated Statements of Cash Flows, Continued
For the six-month periods ended June 30, 2011 and 2010
(Unaudited)

(in millions of Won)	Notes	June 30, 2011		June 30, 2010

Cash flows from financing activities
Proceeds from borrowings			3,164,966	1,336,787
Disposal of treasury shares			164,384	—
Proceeds from short-term borrowings			339,990	1,251,666
Repayment of borrowings			(603,169)	(442,318)
Acquisition of treasury shares			(61,296)	—
Payment of cash dividends			(577,747)	(500,714)
Other, net			35,004	3,622

Net cash provided by financing activities		~~W~~	2,462,132	1,649,043

Effect of exchange rate fluctuation on cash held			(68,369)	32,235

Net decrease in cash and cash equivalents from changes in scope of consolidation			29,869	—

Net increase in cash and cash equivalents			764,872	406

Cash and cash equivalents at beginning of the period			3,521,045	2,273,059

Cash and cash equivalents at end of the period		~~W~~	4,285,917	2,273,465

See accompanying notes to consolidated interim financial statements.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Consolidated Companies
1. General Information
General information about POSCO, its 55 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 146 foreign subsidiaries including POSCO America Corporation and its 84 associates are as follows:
(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through nine of its overseas liaison offices.

As of June 30, 2011, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Consolidated subsidiaries
Details of consolidated subsidiaries as of June 30, 2011 are as follows:

	Principal Operations	Ownership (%)	Region	Net Equity
[Domestic]
POSCO E&C Co., Ltd.	Engineering and Construction	89.53	Pohang	2,551,887
POSCO P&S Co., Ltd.	Steel sales and service	95.31	Seoul	535,063
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	Pohang	246,123
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	Pohang	93,549
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	Seongnam	217,932
POSCO Research Institute	Economic research and consulting	100.00	Seoul	24,748
Seoung Gwang Co., Ltd.	Athletic facilities operation	100.00	Suncheon	46,786
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	Seoul	49,349
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and Sales	100.00	Changwon	833,394
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	Pohang	32,323
eNtoB Co., Ltd.	Electronic commerce	62.38	Seoul	29,158
POSCO Chemtec Company Ltd.	Manufacturing and sellings	60.00	Pohang	278,526
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	Gwangyang	68,207
POSCO M-TECH Co., Ltd	Packing materials manufacturing	48.85	Pohang	154,730
POSCO Power Corp.	Generation of Electricity	100.00	Seoul	571,395
Postech 2006 Energy Fund (*2)	Investment in new technologies	22.11	Seoul	26,402
PHP Co., Ltd.	Rental houses	100.00	Incheon	8,009
POSCO TMC Co., Ltd.	Steel manufacturing and Sales	67.76	Cheonan	87,639
PNR Co., Ltd.	Steel manufacturing and Sales	70.00	Pohang	18,098
Megaasset Co., Ltd.	Real estate rental and sales	100.00	Cheonan	11,959
DAEWOO ENGINEERING COMPANY	Construction and engneering service	92.26	Seongnam	166,118
PoHang Feul Cell Co. Ltd.	Generation of electricity	100.00	Pohang	4,353
Pohang SPFC Co., Ltd.	Steel manufacturing	90.00	Pohang	5,248
POSWITH Co., Ltd.	Industrial clean service	100.00	Pohang	3,446
BASYS INDUSTRY CO., LTD.	Panel board, electric and control panel manufacturing	65.00	Seongnam	593
POSTECH BD Newundertaking fund	Bio diesel Industries	100.00	Pohang	90
POSBRO Co., Ltd.	Video game manufacturing	97.79	Seongnam	149
POSCOAST Co., Ltd.	Steel manufacturing and Sales	100.00	Ansan	151,070
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel , nickel alloy	100.00	Siheung	(21,933)
POS-HiMETAL CO., Ltd.	Steel manufacturing and Sales	65.00	Gwangyang	64,339
POSCO E&E Co., Ltd.	Services	100.00	Seoul	17,892
POMIC Co., Ltd.	Education Services	100.00	Pohang	1,942
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	Gwangyang	17,819
POS ECO HOUSING Co., Ltd.	Construction	85.25	Pohang	5,936
Mapo high broad parking Co., Ltd.	Construction	67.00	Seoul	1,497
Dakos Co. Ltd.	Railway equipment manufacturing	81.00	Seongnam	480
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	100.00	Gwangyang	9,317
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	70.00	Pohang	2,175
Plant Engineering service Technology Co., Ltd.	Engineering Service	100.00	Pohang	1,503
9Digit Co., Ltd	Steel manufacturing	86.49	Incheon	7,250
Postech Early Stage Fund (*1)	Financial investment	10.00	Pohang	9,997
BUSAN E&E Co., Ltd.	Handling & disposal of waste matter	70.00	Busan	36,876
POSCO Family Strategy Funds	Financial investment	100.00	Pohang	57,142
POREKA Co., Ltd.	Advertising agency	100.00	Seoul	1,348
Songdo SE Co., Ltd.	Cleaning service	100.00	Incheon	1,456
Posgreen Co., Ltd.	Plastic manufacuring	60.00	Gwangyang	3,992
Daewoo International. Co., Ltd.	Trading, Energy & Resource development	66.70	Seoul	1,426,752
POSCOLED Co., Ltd.	LED lightning	80.03	Seongnam	24,650
Gunsan SPFC Co., Ltd.	Steel manufacturing	100.00	Gunsan	21,697
POSCO NST Co., Ltd.	Steel manufacturing	100.00	Busan	38,400
Pohang Scrap Recycling Center Co., Ltd	Steel manufacturing	51.00	Pohang	14,882
PSC energy global Co., Ltd.	Business service	100.00	Pohang	33,827
Suncheon Ecotrans Co., Ltd	Train manufacturing & management	100.00	Suncheon	12,924
Shinan Energy Co., Ltd	manufacturing & management	100.00	Mokpo	1,841
Recometal Co., Ltd	Steel manufacturing	88.60	Hwasung	4,959

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

	Principal Operations	Ownership (%)	Region	Net Equity
[Foreign]
POSCO America Corporation	Steel trading	100.00	USA	153,258
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	Australia	536,860
POSCO Canada Ltd.	Coal sales	100.00	Canada	386,531
POSCAN Elkveiw Coal Ltd.	Coal sales	100.00	Canada	—
POSCO Asia Co., Ltd.	Steel transit trading	100.00	HongKong	32,588
Dalian POSCO Steel Co., Ltd	Steel manufacturing	85.00	China	(4,035)
POSCO-CTPC Co., Ltd.	Steel manufacturing	100.00	China	29,264
POSCO-JKPC Co., Ltd.	Steel manufacturing	95.00	Japan	17,621
International Business Center Corporation	Leasing Service	60.00	Vietnam	30,914
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	100.00	Vietnam	(14,677)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	82.48	China	555,214
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	94.55	China	181,326
POSCO (Thailand) Company Ltd.	Steel manufacturing	100.00	Thailand	41,979
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	Myanmar	14,162
POSCO-JOPC Co., Ltd.	Steel manufacturing	56.84	Japan	4,452
POSCO Investment Co., Ltd.	Financial Service	100.00	HongKong	90,559
POSCO-MKPC SDN BHD.	Steel manufacturing	70.00	Malaysia	47,035
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	100.00	China	107,555
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China	72,586
POSCO BioVentures L.P.	Bio tech Industry	100.00	USA	17,230
PT. POSNESIA	Steel manufacturing	70.00	Indonesia	13,122
POSCO E&C - Hawaii Inc.	Real estate Industry	100.00	USA	490
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	100.00	China	14,603
POS-Ore Pty. Ltd.	Iron ore sales & mine development	100.00	Australia	45,492
POSCO-China Holding Corp.	A holding company	100.00	China	242,147
POSCO-Japan Co., Ltd.	Steel trading	100.00	Japan	118,978
POS-CD Pty. Ltd.	Coal sales	100.00	Australia	4,366
POS-GC Pty. Ltd.	Coal sales	100.00	Australia	46,106
POSCO-India Private Ltd.	Steel manufacturing	100.00	India	108,064
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	India	45,673
POSCO-JNPC Co., Ltd.	Steel manufacturing	90.00	Japan	14,542
POSCO-Foshan Steel Processing Center Co.,Ltd.	Steel manufacturing	100.00	China	40,230
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	100.00	China	18,025
POSCO MPC S.A. de C.V.	Steel manufacturing	90.00	Mexico	20,665
Zhangjigang Pohang Port Co., Ltd.	Load and unload Industry	100.00	China	13,600
Qingdao Pos-metal Co., Ltd.	Logistics warehousing	100.00	China	2,048
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	Vietnam	120,907
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	100.00	Mexico	99,139
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	76.40	India	21,068
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	Poland	17,935
POS-NP Pty. Ltd.	Coal sales	100.00	Australia	45,009
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	Vietnam	20,668
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	100.00	China	11,235
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	100.00	China	24,998
POSCO-JYPC Co., Ltd.	Steel manufacturing	82.37	Japan	1,882
POSCO-Malaysia SDN. BHD.	Steel manufacturing	93.41	Malaysia	(19,252)
POS-Minerals Corporation	Mine development & sales	85.00	USA	107,057
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China	21,991
POSCO E&C India Private Ltd.	Construction and engineering	100.00	India	4,021
POSCO E&C SMART	Steel manufacturing	100.00	Philippines	503
POSCO-Phillippine Manila Processing Center Inc.	Electrotical control equipment manufacturing	100.00	China	9,839
Dalian POSCON Dongbang Automatic Co., Ltd.	Transit trade	70.00	China	4,660
SANPU TRADING CO.,LTD.	Develop of sources	70.04	Australia	1,674
Zhangjiagang BLZ Pohang InternationalTrading Co., Ltd.	Logistics warehousing	100.00	Mexico	4,343
POSCO Mexico Human Tech.	Steel product sales	100.00	UAE	48
POSCO Mexico East Steel Distribution	IT service and DVR business	66.28	China	11,315

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

	Principal Operations	Ownership (%)	Region
[Foreign]
POSCO Gulf Logistics LLC.	Construction	100.00	UAE
POSCO ICT-China	Steel manufacturing	100.00	China
DWEMEX S.A.DE C.V.	Lumber manufacturing & sales	99.00	Mexico
POS MPC Servicios de C.V.	Steel product sales	61.00	Mexico
EUROTALY S.A.	Logistics warehousing	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	PRT test track construction	51.00	Singapore
Europe Steel Distribution Center	Service	70.00	Slovenia
VECTUS Ltd.	Stainless steel manufacturing	99.57	England
Zeus(Cayman)	Steel manufacturing	100.00	Cayman Islands
POSCO VST Co., Ltd.	Steel manufacturing	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Construction	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Construction	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	85.00	Indonesia
POSCO E&C Venezuela C.A	Steel manufacturing	100.00	Venezuela
PT. MRI	Steel manufacturing	65.00	Indonesia
POSCORE-INDIA	Coal sales	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Construction	100.00	USA
PT DEC Indonesia	Trading Business	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co.,Ltd.	Trading Business	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Trading Business	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Trading Business	90.00	China
POSCO South Asia	Cement manufacturing	100.00	Thailand
POSCO SS VINA	Trading Business	100.00	Vietnam
POSCO-NCR Coal Ltd.	Clothing business	100.00	Canada
POSCO WA Pty. Ltd.	Textile manufacturing	100.00	Australia
POSCO E&C - UZ	Textile manufacturing	100.00	Uzbekistan
POSCO Australia GP Limited	Resource Development	100.00	Australia
Daewoo International America Corp.	Trading Business	100.00	USA
Daewoo International Deutschland GmbH	Trading Business	100.00	Germany
Daewoo International Japan Corp.	Trading Business	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading Business	100.00	Singapore
Daewoo Italia S.r.l.	Trading Business	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	100.00	China
Daewoo (China) Co., Ltd.	Trading Business	100.00	China
PT. RISMAR Daewoo Apparel	Steel manufacturing	100.00	Indonesia
Daewoo Textile Fergana LLC	Trading Business	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Trading Business	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Trading Business	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Develop of sources	66.70	China
Tianjin DW. Paper	Textile manufacturing	68.00	China
POSCO Mauritius Ltd.	Textile manufacturing	100.00	Mauritius
PT. KRAKATAU STEEL POSCO	Trading Business	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading Business	100.00	Myanmar
Dawwoo International MEXICO S.A. de C.V.	Trading Business	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading Business	100.00	China
Daewoo Energy Central Asia	leather manufacturing	100.00	Uzbekistan
Daewoo STC & Apparel Vietnam Ltd.	Steel manufacturing	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Trading Business	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading Business	100.00	Canada
Daewoo (M) SDN. BHD.	Steel manufacturing	100.00	Malaysia
Daewoo CANADA LTD.	Steel manufacturing	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading Business	100.00	El Salvador
GEZIRA TANNERY CO., LTD.	Electrical Industry	100.00	Sudan
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Construction	100.00	China
Daewoo International Corporation (M) SDN BHD	Raw material manufacturing	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading Business	100.00	China
PGSF, LLC	Non-profit charitable organization	100.00	USA

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

	Principal Operations	Ownership (%)	Region	Net Equity
[Foreign]
Xenesys Inc.	Construction	50.93	Japan	12,403
Daewoo International INDIA Private Ltd.	Construction	100.00	India	1,897
TECHREN Solar, LLC	Construction	99.90	USA	782
PT. POSCO E&C Indonesia	Construction	100.00	Indonesia	863
Hume Coal Pty. Ltd.	Construction	70.00	Australia	3,760
Daewoo HANDELS GmbH	Construction	100.00	Germany	—
POSCO Foundation	Construction	100.00	India	228
EPC EQUITIES LLP	Construction	70.00	England	4,192
SANTOS CMI Construction Trading LLP	Construction	99.90	England	481
SANTOS CMI INC. USA	Construction	100.00	USA	652
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	99.98	Brazil	2,982
SANTOS CMI PERU S.A.	Construction	99.99	Peru	(241)
SANTOS CMI COSTA RICA S.A.	Construction	100.00	Coasta Rica	(1,390)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	100.00	Uruguay	59
GENTECH International INC.	Construction	90.00	Panama	(368)
EPC INVESTMENTS C.V.	Construction	99.99	Netherlands	96
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	99.90	Ecuador	107
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	99.00	Chile	(143)
SANTOS CMI S.A.	Construction	70.00	Ecuador	12,029
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	99.00	Chile	4,114
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	99.00	Mexico	(86)
DV - SANTOS CMI S.A. DE C.V.	Construction	50.00	Mexico	(219)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	90.00	Ecuador	1,596
VAUTIDAMERICAS S.A.	Construction	51.00	Ecuador	474
SANTOS CMI Constructions Argentina S.A.	Construction	95.00	Argentina	(18)
POSCO E&C Brazil Ltd.	Construction	100.00	Brazil	1,061
POSCO Electrical Steel Inida Private Limited	Electrical Steel Manufacturing	100.00	India	1,255
Daewoo International Cameroon PLC	Resource Development	100.00	Cameroon	43
POSCO ASSAN TST STEEL Industry	Steel manufacturing	70.00	Turkey	136,329
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	100.00	HongKong	(9,029)

(*1)	In 2011, this company was included in the subsidiaries as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech which has 4.72% of ownership.

(*2)	These subsidiaries are included in the consolidated interim financial statements as the controlling company has control over them in consideration of board of directors’ composition and others.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Details of associates
Details of associates as of June 30, 2011 are as follows:

Investee	Category of Business	Ownership (%)	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	Seoul
Gail International Korea Ltd.	Real estate	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	Real estate	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	Hoengseong
KOREASOLARPARK Co., Ltd.	Solar power plant construction and management	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	Seosan
Cheongna IBT Co., Ltd. (*2)	Multiplex development	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	Seoul
Universal Studios Resort Development Co., Ltd.	Construction	21.88	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	Seoul
Daewoo national car Gwangju selling Co., Ltd.	Real estate	50.00	Gwanju
Uitrans Co., Ltd.	Transporting	38.19	Seoul
Suwon Green Environment. Co., Ltd.	Construction	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	Paju
Green Gimpo Co., Ltd.	Construction	29.90	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	25.00	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	Tongyoung
POSPLATE Co., Ltd.	Services	68.95	Gwangyang
Pure Gimpo.Co., Ltd	Construction	29.13	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	43.11	Ulsan
Kyobo life insurance co., Ltd.	Life insurance	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	Pohang
Pure Iksan Co., Ltd	Construction	26.45	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	Yangju
Sunjin Gonghak Baeumteo Co., Ltd.	Domitories management	22.38	Gwanju
Inje Autopia Co., Ltd.	Management	27.53	Inje
Innovalley Co., Ltd.	Real estate developement	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	29.62	Paju
SENTECH KOREA Corp.	Manufacturing	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	Seoul
Hyundai Investment Network Private Equity Fund	Mine investment	50.00	Seoul
Pohang Techno Valley PFV Corporation	Real estate development	28.65	Pohang
BLUE OCEAN Private Equity Fund	Private Equity Financial	27.52	Seoul

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

Investee	Category of Business	Ownership (%)	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	Vietnam
KOBRASCO	Facility lease	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	USA
POSCHROME	Raw material manufacturing and sale	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	37.87	Indonesia
CAML Resources Pty Ltd.	Raw material manufacturing and sale	33.40	Austrailia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	China
POSK (PingHu) Processing Center Co., Ltd.	Steel processing and sale	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	USA
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	China
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sale	25.00	China
POSS-SLPC s.r.o.	Steel processing and sale	30.00	Slovakia
Eureka Moly LLC.	Raw material manufacturing and sale	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	China
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sale	25.00	China
POS-GSFC LLC	Steel processing and sale	44.40	UAE
Yingkou Posrec Refractories Co.,Ltd.	Refractory manufacturing	25.00	China
Zhangjiagang Pohang Refractories Co.,Ltd.	Refractory manufacturing	50.00	China
DAEWOO ENGINEERING(THAILAND) CO., Ltd.	Development and contract	48.90	Thailand
Sebang Steel	Scrap sale	49.00	Japan
NCR LLC	Coal sale	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	Austrailia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	China
Shanghai Lansheng Daewoo Coporation	Trading	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	China
Hanjung Power Pty Ltd.	Electric power manufacturing and sale	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	Sudan
KOREA LNG Ltd.	Gas production and sale	20.00	England
DMSA, AMSA (*3)	Energy & Resource development	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & Resource development	20.00	Malaysia
Daewoo (THAILAND) Co., Ltd.	Trading	50.00	Thailand
N.I.CO., LTD.	Trading	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	50.00	Netherland
POSCO-POGEN AMP (*1)	Steel manufacturing	26.00	India
POSCO-NPS Niobium LLC (*1)	Mine development	50.00	USA
XG Sciences, Inc.(*1)	New material development 20.00		USA

(*1)	These investments are established or acquired in 2011.

(*2)
These investments are accounted for using equity method although the controlling company’s percentage of ownership is below 20%, because it has 40% of voting rights of the investee and therefore is able to exercise significant influence on the investee.

(*3)
DMSA, AMSA are accounted for using equity method although the controlling company’s percentage of ownership is below 20%, because it is able to exercise significant influence of the ventures on strategic financial and operating decisions through representation in Board of Directors.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(d)	Consolidated subsidiaries acquired during the six-month period June 30, 2011 are as follows:

(in millions of Won)
Company	Date of Acquisition	Ownership (%)	Reason

PSC energy global Co., Ltd.	2011.02.16	100.00	new investment
Suncheon Ecotrans Co., Ltd	2011.02.28	100.00	new investment
POSCO M-TECH Co., Ltd	2011.05.01	48.85	delegation of voting rights
9Digit Co., Ltd	2011.05.01	86.49	delegation of voting rights
Shinan Energy Co., Ltd	2011.04.30	100.00	new investment
Recometal Co., Ltd	2011.06.30	88.60	acquisition
EPC EQUITIES LLP	2011.02.18	70.00	acquisition
SANTOS CMI Construction Trading LLP		99.90	acquisition
SANTOS CMI INC. USA		100.00	acquisition
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		99.98	acquisition
SANTOS CMI PERU S.A.		99.99	acquisition
SANTOS CMI COSTA RICA S.A.		100.00	acquisition
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		100.00	acquisition
GENTECH International INC.		90.00	acquisition
EPC INVESTMENTS C.V.		99.99	acquisition
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		99.90	acquisition
ASESORiA Y SERVICIOS EPC S.A CHILE		99.00	acquisition
SANTOS CMI S.A.	2011.02.18	70.00	acquisition
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		99.00	acquisition
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		99.00	acquisition
DV - SANTOS CMI S.A. DE C.V.		50.00	acquisition
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		90.00	acquisition
VAUTIDAMERICAS S.A.		51.00	acquisition
SANTOS CMI Constructions Argentina S.A.		95.00	acquisition
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	2011.03.01	100.00	new investment
POSCO ASSAN TST STEEL Industry	2011.03.31	70.00	new investment
POSCO E&C Brazil Ltd.	2011.05.31	100.00	new investment
POSCO Electrical Steel Inida Private Limited	2011.06.30	100.00	new investment
Daewoo International Cameroon PLC	2011.06.30	100.00	new investment
(e)	Cash outflows caused by acquisition

(in millions of Won)	Amounts

Transfer prices	~~W~~	87,694
Less: cash and cash equivalent		(2,302)

Total	~~W~~	85,392

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2. Statement of Compliance
Statement of compliance
The consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.
K-IFRS is effective as of the fiscal year beginning on January 1, 2011. The Company has also presented the comparative information in the separate interim financial statements in accordance with K-IFRS.
These consolidated interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by its first K-IFRS financial statements.
An explanation of how the transition from previous GAAP (“Korean GAAP” (“K-GAAP”)) to K-IFRS has affected the Company’s reported financial position, financial performance and cash flows is provided in note 37.
Basis of measurement
The consolidated financial statements have been prepared under the historical cost basis except for the following items, as described in the accounting policy below.
(a)	Derivatives measured at fair value

(b)	Financial instruments at fair value through profit or loss

(c)	Available-for-sale financial assets measured at fair value

(d)	The liability for stock appreciation rights measured at fair value

(e)	Employee benefits measured at the present value of the defined obligation less the fair value of the plan assets
Functional and presentation currency
These consolidated interim financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Use of estimates and judgements
The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. This includes valuation of property, plant and equipment, trade accounts and notes receivables, inventories, deferred tax assets and derivative financial instruments. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:
•	Note 17 — Employee Benefits
3. Summary of Significant Accounting Policies
The Company’s transition date to K-IFRS in accordance with K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards” is January 1, 2010, and reconciliations and descriptions of the effect of the transition are provided in note 37.
Consolidation policy
(a)	Subsidiaries

A subsidiary is an entity, which is controlled by the Company. Control is the power to govern the financial and operating policies of an entity to obtain benefits from its activities. When assessing whether an entity has the power to govern another entity, the existence and effect of potential voting rights which can be exercised or convertible, are also considered. The financial statements of subsidiaries are included in the consolidated interim financial statement from date on which the acquirer obtains control of the acquiree until the date when the Company ceases to control the subsidiary.

Wherever differences in accounting policies exist between the company and its controlled subsidiaries for similar transactions under common circumstances, the subsidiary’s accounting policy is modified to conform with the standards of the Company.

(b)	Associates

An associate is an entity for which the Company has significant influence through voting rights over financial and operating policies of the Company. In general, significant influence is presumed to exist when the Company holds voting rights between 20% and 50% of an investee.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

Associates initially are recognized at acquisition cost and are accounted for using the equity method subsequent to the acquisition. The Company’s carrying amount is increased or decreased to recognize its share of the income and expenses and equity movements, after adjustments to align the investees accounting policies with those of the Company. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no objective evidence of impairment.

When the carrying amount of an equity method investment has been reduced to zero, recognition of further losses is discontinued to the extent that the Company has an obligation or has made payments on behalf of the investee.

(c)	Elimination of intercompany transactions.

Balances on transactions, and any unrealized gain or loss arising from inter-company transactions are eliminated in preparing the consolidated interim financial statements. When an unrealized loss is related to an asset impairment, the impairment loss is recognized in the consolidated statements of comprehensive income.

Foreign currency transactions and translation
Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date the fair value was determined.
Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Cash and cash equivalents
Cash and cash equivalents include cash on hand, checking accounts, time deposits and others with original maturities of three months or less, except for equity instruments.
Non-derivative financial assets
Non-derivative financial assets include financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes loans and receivables on the date that they are originated.
All other non-derivative financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
Except for financial assets at fair value through profit and loss, when a non-derivative financial asset is recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the non-derivative financial asset.
(a)	Financial assets at fair value through profit or loss

A non-derivative financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such non-derivative financial assets are classified as held-to-maturity. Subsequent to initial recognition, the held-to-maturity financial assets are measured at amortized cost by using the effective interest method, less any impairment losses.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, the loans and receivables are measured at amortized cost by using the effective interest rate method, less any impairment losses.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified in any of the previous categories. Subsequent to initial recognition, the available-for-sale financial assets are measured at fair value. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, are measured at cost.

(e)	De-recognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flow from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

(f)	Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position only when the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories
Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities
When inventories are sold, the carrying amount of those inventories are recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Investment property
Properties held to earn rentals or for capital appreciation are classified as investment properties. Investment property is measured initially at cost, including transaction costs incurred to acquire the asset. Subsequently, investment property is measured at cost less accumulated depreciation and accumulated impairment losses.
Property, plant and equipment
Property, plant and equipment are generally measured at cost. The cost includes expenditures that are directly attributable to bringing the asset to a working condition for its intended use and the estimated costs of dismantling and removing the asset, if applicable, and restoring the site on which it is located. However, upon the Company’s transition to K-IFRS, the deemed cost of certain machinery and equipment was measured at fair value.
The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.
(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.
The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.
Depreciation is based on the cost of an asset less its residual value. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.
The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	5-50 years
Machinery and equipment	1-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years
The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
In order to apply the useful life which corresponds to the available periods of the machinery and equipment’s expected utility, from January 1, 2011 the Company changed the useful life of certain machinery and equipment in its steel operating segment from 8 years to 15 years. During the six-month period ended June 30, 2011, the depreciation costs decreased by \ 631,617 million as a result of this change in the useful life.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. A qualifying asset takes a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Also, assets that are ready for their intended use or sale when acquired are not qualifying assets.
To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.
The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Intangible assets
Intangible assets are initially measured at cost and the carrying amount is the amount at which an asset is recognized in the statement of financial position after deducting any accumulated amortization and accumulated impairment losses thereon.
Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of intangible assets, as described below, with nil residual value from the date that they are available for use.

Intellectual property rights	5-10 years
Development expenses	3-10 years
Port facilities usage rights	1-75 years
Other intangible assets	2-25 years
The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at each financial year-end and adjusted, if appropriate. An intangible asset with an indefinite useful life is reviewed each period to determine whether events and circumstances continue to support its indefinite useful life.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.
(a)	Goodwill
Goodwill arising on the acquisition of a business is included in intangible assets
Pursuant to K-IFRS 1101, the Company restated only those business combinations occurring on or subsequent to January 1, 2010. With respect to acquisitions closed prior to January 1, 2010, goodwill represents the amount recognized under previous GAAP. Goodwill from the business combinations subsequent to January 1, 2010 is recognized as the Company’s cost of the combination over the Company’s interest in the net fair value of the acquiree’s identifiable assets acquired and liabilities assumed. The excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets acquired and liabilities assumed over the cost of the combination is recognized immediately in profit or loss. Goodwill is not amortized, but is recorded at cost less accumulated impairment losses, if any.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.
Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.
Impairment for financial assets
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on reliably estimated future cash flows of the asset.
Objective evidence that financial assets are impaired can include default or delinquency by an issuer, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, (a) default or delinquency by an issuer or (b) a significant or prolonged decline in an equity security’s fair value below its cost represent as objective evidence of impairment.
The Company considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. Receivables and held-to-maturity investment securities which are not individually significant are collectively assessed from impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.
The amount of the impairment loss on financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognized in profit or loss.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss.
The amount of the impairment loss on financial assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.
When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.
Impairments for non-financial assets
The Company assesses at each reporting date whether there is any indication that the Company’s non-financial assets are impaired. If any such indication exists, the Company shall estimate the recoverable amount of the assets, except for assets arising from construction contracts, assets arising from employee benefits, biological assets, inventories, deferred tax assets, investment property (if it applies the fair value model) or assets classified as held for sale (or included in a disposal company that is classified as held for sale). For intangible assets acquired during the business combinations with an indefinite useful life or unusable intangible assets, the impairment test is needed for every year by comparing recoverable amount and the book value regardless of the indication of the impairment.
Recoverable amount is determined for an individual asset or the cash-generating unit to which the asset belongs unless recoverable amount is not calculated for and individual asset. Recoverable amount is defines as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows expected to be derived from an asset or cash-generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments at the time value of money and the risks specific to the asset or cash-generating unit.
If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is recognized in profit or loss as an impairment loss.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro rate basis. An impairment loss recognized for goodwill is not reversed in a subsequent period. The Company assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, the Company estimates the recoverable amount of that asset. The increased carrying amount of an asset attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
Non-current assets as held for sale
Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. For this to be the case, the assets or disposal groups must be available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable. Immediately before classification as held for sale, the assets or components of a disposal group, are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses are recognized in profit or loss and gains are not recognized in excess of any cumulative impairment loss.
Intangible assets and property, plant and equipment, once classified as held for sale, are not amortized or depreciated.
Non-derivative financial liabilities
Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the contract and definition of financial liabilities, and are recognized on the statement of financial position when the Company becomes a party to the contractual provisions of the instrument.
Financial liabilities at fair value through profit or loss are measured at fair value after initial recognition and the changes of fair value are recognized in profit or loss. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost by using the effective interest rate method.
The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expired.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Convertible Bonds
The convertible bonds issued by the Company can be converted into equity security by the choice of bond holder. The number of shares to be issued can be changed accordingly to the fair value of the common shares. The convertible bonds which are the combined financial instruments of bonds and convertible rights are designated as fair value through profit or loss and measured at fair value of June 30, 2011.
Derivative financial instruments and hedges
Derivatives are recognized initially at fair value and are remeasured at fair value at the end of each reporting period. The valuation gain or loss from changes in fair value is recognized as follows.
(a)	Embedded derivatives
Embedded derivatives, if any, are separated from the host contract and accounted for separately only if the following criteria have been met:
1)	the economic characteristics and the risks of the host contract and the embedded derivative are not clearly and closely related;
2)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
3)	the hybrid (combined) instrument is not measured at fair value through profit or loss.
Changes in the fair value of embedded derivatives separated from the host contract are recognized immediately in gain or loss.

However, convertible rights of convertible bonds are not separated from the host contract and the combined financial instruments of bonds and convertible rights are designated as fair value through profit and loss.

(b)	Other derivatives
Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Leases
A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership. All other leases are classified as operating leases.
(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its statements of financial position, the lesser of the fair value of the leased property and the present value of the minimum lease payments. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases
Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.
(c)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An asset conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

If an arrangement includes a lease, the Company separates the required payments into those for the lease and those for other elements on the basis of their relative fair values. If it is impracticable to separate the payments reliably, an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an inputed finance change on the liability is recognized using the company’s incremental borrowing rate.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Unbilled amount and progress billings
Construction contracts in progress represent the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.
Construction contracts in progress is presented as part of trade accounts and notes receivable in the statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as deferred income in the statement of financial position.
Government grants
Government grants are not recognized until there is reasonable assurance that the Company will comply with a grant’s conditions, and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the asset and recognized in profit or loss on a systematic and rational basis over the life of a depreciable asset.
Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss of the period in which it becomes receivable. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized in profit or loss of the period in which it becomes receivable.
Employee Benefits
(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive the obligation and obligation can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Other long-term employee benefits

Other long-term employee benefits are employee benefits that are not due to be settled within twelve months after the end of the period in which the employees render the related service. The Company recognizes the amount that is the net total of the present value of the future benefits that employees have earned in return for their service in the current and prior periods defined benefit obligation at the balance and minus the fair value of plan assets out of which the obligations are to be settled directly as liability. The liability is determined by discounting estimated future cash flows using the market yields on high quality corporate bonds that have similar maturity to the maturity of related employment benefit. The changes in actuarial assumptions and experience adjustments are recognized in the statement of financial position and profit or loss.

(c)	Post-employment benefit: Defined contribution plans

With regard to the defined contribution plan, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Post-employment benefit: Defined benefit plans

The Company recognizes the pension liability related to defined benefit plans at the end of each reporting period, measured it, at the present value of the defined benefit obligation less the fair value of the plan assets.

The Company uses the projected unit credit method in order to determine the defined benefit obligation. The liability is determined by discounting estimated future cash flows using the market yields on high quality corporate bonds that have similar maturity to the maturity of the related employment benefits less(plus) unrecognized past service cost and unrecognized actuarial losses(gain). The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. The changes in actuarial assumptions and experience adjustments are recognized immediately in other comprehensive income.

When the statement of financial position amount is an asset, the amount is limited to the lesser of the present value of available contribution reductions, or refunds plus unrecognized actuarial losses and unrecognized past service costs.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Stock Appreciation Rights
The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.
Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.
Share capital
Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less its tax effects are deducted from equity.
If POSCO reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Revenue
Revenue from the sale of goods, services provided, and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.
(a)	Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(b)	Services rendered
Service sales are recognized based on the percentage of completion method at the end of reporting period. The percentage of completion is assessed by extent of service performed based on surveys.
(c)	Construction contracts

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

Finance income and finance costs
Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.
Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Income tax
Income tax expense comprises current tax and deferred tax, and is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.
(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year. Since taxable income excludes income which will be added or deductible in other taxation periods, non-taxable items or non-deductible items from net income on comprehensive income statements, the taxable income and net income on comprehensive income statements differ. Tax payable related to current tax is calculated by using tax rates enacted or substantively enacted.

(b)	Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

However, deferred tax is not recognized for the following temporary differences:
1)	the initial recognition of goodwill; or
2)	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss

All deferred tax liabilities are recognized for taxable differences relating to investments in subsidiaries and jointly controlled entities except the case of that the Company can control the reverse timing of the temporary differences and it is probable that they will not reverse in the foreseeable future.

In addition, deferred tax assets from deductible temporary differences are recognized only when it is probable that they will not reverse in the foreseeable future and it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and the Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity only if they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities.

Earnings per share
The Company calculates basic earnings per share (“EPS”) data for its ordinary shares and present to statement of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.
Operating segments
The Company has classified operating segments whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. Management has determined that the CODM of the Company is the CEO. As discussed in Note 36, the Company has four operating segments and an operating segment is a strategic component of the Company. Each Strategic operating segment provides different goods and services and is required for different technology and marketing strategies. So, strategic operating segments are operated separately.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
4. Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments. This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing these risks and the Company’s management of financial risks, including quantitative disclosures.
(a)	Risk management policy

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The purpose of risk management policies is to identify the potential risk factors that may affect the Company’s financial performance, and minimize, eliminate them to the extent that is acceptable. The risk management framework and policies are regularly reviewed to reflect market situations and changes in the Company’s activities.

The Company aims to establish an effective control environment in which every employee understands his or her responsibility by training, management standard and procedures.
(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade and other receivables. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The allowance for impairment includes impairment losses of trade and other receivables that are individually significant, and unidentified impairment losses of the asset in a group of financial assets with similar credit risk characteristics. The allowance for impairment of a group of financial assets is determined based on the past data of financial asset with similar credit risk characteristics.

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it always maintains a diversified maturity profile in its loan portfolio.

The Company’s cash flow from business, borrowing or financing is sufficient to cash requirement for the investment. The Company believes that it is capable of raising funds by borrowing or financing if the Company is not be able to have cash flow from business. The Company has committed borrowing facilities with various banks.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market prices management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. Steel segment has generally a lack of foreign currency cash outflows, while engineering and construction industry have generally excessive foreign currency inflows due to the nature of a business. Therefore, the result of the business is affected by the changes of foreign exchange rate for the different directions. And trading segment has structure that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment are exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time difference.

The Company’s policy in respect of foreign currency risks is a natural hedge which foreign currency income should be firstly offset with foreign currency expenditures. And the remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedge of actual foreign currency transactions and speculative transaction is not permitted. Based on this policy, the group entities have performed currency risk management specific to various characteristics of different segments. The entities in steel industry, which have a lack of foreign currency cash flows, have foreign currency borrowings from banks and hedged foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in engineering and construction industry, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. And entities in trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management has monitored regularly for hedging interest rate risk of variable rate debt.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period. The equity attributable to owners as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows :

(in millions of Won)	June 30, 2011	December 31, 2010	January 1, 2010

Total borrowings	23,813,149	21,140,241	12,199,485
Less: Cash and cash equivalents	4,285,917	3,521,045	2,273,059
Net borrowings	19,527,232	17,619,196	9,926,426
Total shareholders’ equity	39,993,758	38,537,167	33,333,681

Net borrowings-to-equity ratio	48.83%	45.72%	29.78%
5. Cash and Cash Equivalents
Cash and cash equivalents as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Cash	~~W~~	6,094	4,931	339,240
Demand deposit and checking accounts		1,586,612	1,426,715	735,759
Financial cash equivalents		2,511,650	1,816,853	1,166,609
Securities cash equivalents		181,561	272,546	31,451

	~~W~~	4,285,917	3,521,045	2,273,059

Cash and cash equivalents of ~~W~~ 266,866 million are restricted for the expansion of facility only.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
6. Trade Accounts and Notes Receivable
(a)	Trade accounts and notes receivable as of June 30, 2011 and December 31, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010
Current
Trade accounts and notes receivable	~~W~~	9,866,434	8,415,973	4,740,600
Capital lease receivables		116,703	57,374	59,685
Due from customers for contract work		1,226,441	960,738	685,190
Less: Allowance for doubtful accounts		(262,769)	(228,967)	(199,345)

		10,946,809	9,205,118	5,286,130

Non-current
Trade accounts and notes receivable		52,805	28,792	24,391
Capital lease receivables		173,388	258,664	504,634
Less: Allowance for doubtful accounts		(17,831)	(13,834)	(6,250)

		208,362	273,622	522,775

	~~W~~	11,155,171	9,478,740	5,808,905

Borrowings includes the trade accounts and notes receivable sold to financial institutions but derecognition conditions were not met, amounted to ~~W~~ 379,512 millions, ~~W~~ 358,676 millions and ~~W~~ 30,600 million as of June 30, 2011, December 31, 2010 and January 1, 2010, respectively.
(b)	Trade receivables include capital lease receivables and capital lease receivables are as follows:

(in millions of Won)
Customer	Contents	June 30, 2011		December 31, 2010	January 1, 2010

Korea Electric Power Corporation	Combined cycle 1~4	~~W~~	226,098	253,055	307,191

Tenant of EXPO Apartment	Lease contract of EXPO Apartment		63,993	62,983	257,128

		~~W~~	290,091	316,038	564,319

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Present value of gross lease investment and minimum lease payments as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Less than 1 year	~~W~~	145,909	82,927	89,244
1 year - 5 years		192,981	283,566	532,044
Greater than 5 year		38,027	51,535	83,812
Unrealized interest income		(86,826)	(101,990)	(140,781)

Present value of minimum lease payment	~~W~~	290,091	316,038	564,319

7. Other Financial Assets
(a)	Other short-term financial assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	41,322	182,208	505,811
Derivatives assets held for trading		99,049	133,731	26,641
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		34,076	42,831	35,643
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		1,785	3,657	20,717
Loans and other receivables
Short-term financial instruments		1,715,297	2,803,492	3,121,352
Special purpose deposits		16,066	42,966	2,709,809
Short-term loans		558,751	258,260	196,925
Other accounts receivable		959,679	704,246	439,521
Accrued income		45,815	47,592	57,987
Deposits		36,305	21,001	21,343
Other checking accounts		178,738	143,318	75,274

	~~W~~	3,686,883	4,383,302	7,211,023

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Other long-term financial assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Financial assets at fair value through profit or loss
Derivatives asstes held for trading	~~W~~	8,410	6,300	60,422
Available-for-sale financial assets
Long-term available-for-sale securities (bonds)		5,487,145	6,022,945	4,786,401
Long-term available-for-sale securities		10,442	7,827	120,812
Long-term available-for-sale securities (investment in capital)		46,132	53,322	91,381
Held-to-maturity investments
Held-to-maturity securities (bonds)		35,920	36,156	91,844
Loan and other receivables
Long-term financial instruments		27,150	4,154	140
Cash deposits		95	89	340
Long-term loans		193,324	143,506	102,264
Long-term other accounts receivable		72,344	50,258	3,686
Accrued income		3,916	3,100	2,245
Deposits		137,151	89,381	49,125

	~~W~~	6,022,029	6,417,038	5,308,660

8. Inventories
Inventories as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Finished goods	~~W~~	1,359,900	1,093,446	616,803
Merchandise		1,036,493	854,624	171,586
Semi-finished goods		1,997,529	1,695,522	1,034,206
By-products		2,583,726	2,516,167	1,118,235
Raw materials		682,851	670,218	556,545
Fuel and materials		682,968	478,371	402,361
Materials-in-transit		3,123,204	2,252,136	1,018,461
Others		78,766	86,617	45,263

		11,545,437	9,647,101	4,963,460

Allowance for inventories valuation		(91,683)	(87,895)	(45,047)

	~~W~~	11,453,754	9,559,206	4,918,413

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
9. Investment in Associates
(a)	Details of investment in associates as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)
Company	June 30, 2011		December 31, 2010	January 1, 2010
[Domestic]
KYOBO LIFE INSURANCE Co., Ltd.	~~W~~	1,334,115	1,314,808	—
Sungjin Geotec Co., Ltd. (*)		223,703	227,245	—
SNNC Co., Ltd.		125,031	145,466	94,520
Busan-Gimhae Light Rail Transit Co., Ltd.		41,833	42,151	42,715
Cheongna IBT Co., Ltd.		37,346	39,607	2,067
Blue ocean PEF		33,300	—	—
METAPOLIS Co., Ltd.		24,085	32,666	38,490
POSMATE Co., Ltd.		21,508	20,989	13,059
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		21,323	21,317	13,527
Others (31 companies)		82,262	156,712	91,442

		1,944,506	2,000,961	295,820

[Foreign]
POSCO-NPS Niobium LLC		350,430	—	—
AMCI (WA) Pty Ltd.		182,558	213,446	—
Nickel Mining Company SAS		169,171	180,671	190,149
KOBRASCO		125,447	141,939	98,943
KOREA LNG Ltd.		123,786	133,793	—
Eureka Moly LLC		103,348	109,177	113,105
DMSA, AMSA		103,136	100,536	—
BX STEEL POSCO Cold RolledSheet Co.,		87,732	89,313	63,667
CAML Resources Pty. Ltd.		68,103	67,401	41,496
South-East Asia Gas Pipeline Company Ltd.		62,517	56,636	—
POSCHROME		27,052	29,201	11,441
USS-POSCO Industries		24,850	40,000	45,961
NCR LLC		23,587	23,931	—
Others (31 companies)		121,765	119,420	89,867

		1,573,482	1,305,464	654,629

	~~W~~	3,517,988	3,306,425	950,449

(b)	The fair value of investments of equity-accounted investees for which there are published price quotations as of June 30, 2011 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	~~W~~	245,008

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Summarized financial information of associates as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:
1)	June 30, 2011

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income
[Domestic]
KYOBO LIFE INSURANCE Co., Ltd.	~~W~~	58,915,128	54,127,623	4,787,505	3,051,333	245,374
Sungjin Geotec Co., Ltd.		697,876	529,493	168,383	355,639	1,987
SNNC Co., Ltd.		551,598	257,807	293,791	191,142	34,125
Busan-Gimhae Light Rail Transit Co., Ltd.		749,195	581,609	167,586	71	(1,019)
Cheongna IBT Co., Ltd.		444,282	264,501	179,781	158	(10,675)
Blue ocean PEF		121,000	—	121,000	—	—
METAPOLIS Co., Ltd.		547,265	480,340	66,925	8,512	(14,402)
POSMATE Co., Ltd.		86,941	14,889	72,052	53,691	3,406
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		294,925	249,724	45,201	32,796	898
[Foreign]
POSCO-NPS Niobium LLC		700,861	—	700,861	16	(12)
Nickel Mining Company SAS		545,066	105,648	439,418	60,966	(13,599)
KOBRASCO		348,658	97,764	250,894	68,266	40,146
KOREA LNG Ltd.		16,554	3,918	12,636	45,511	44,430
DMSA, AMSA		5,016,468	3,720,258	1,296,210	—	(1,882)
BX STEEL POSCO Cold RolledSheet Co.,		1,002,442	680,274	322,168	674,933	5,483
CAML Resources Pty. Ltd.		219,486	67,428	152,058	103,449	7,600
South-East Asia Gas Pipeline Company Ltd.		464,798	17,007	447,791	—	—
POSCHROME		67,404	5,328	62,076	39,475	(1,659)
USS-POSCO Industries		524,749	453,052	71,697	557,150	(7,185)
2)	June 30, 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income
[Domestic]
KYOBO LIFE INSURANCE Co., Ltd.	~~W~~	57,563,928	52,926,182	4,637,746	3,443,403	232,968
Sungjin Geotec Co., Ltd.		600,667	460,621	140,046	401,551	(9,939)
SNNC Co., Ltd.		648,884	305,839	343,045	533,291	149,377
Busan-Gimhae Light Rail Transit Co., Ltd.		677,502	508,896	168,606	105	(2,252)
Cheongna IBT Co., Ltd.		457,438	266,020	191,418	666	(23,413)
METAPOLIS Co., Ltd.		600,290	518,914	81,376	176,511	(14,542)
POSMATE Co., Ltd.		94,030	23,770	70,260	130,418	27,707
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		254,216	212,279	41,937	80,772	20,586
[Foreign]
Nickel Mining Company SAS		528,637	95,166	433,471	186,149	27,233
KOBRASCO		348,954	65,076	283,878	136,860	87,957
KOREA LNG Ltd.		13,850	87	13,763	17,691	16,925
DMSA, AMSA		5,301,319	3,930,064	1,371,255	—	(987)
BX STEEL POSCO Cold RolledSheet Co.,		1,003,494	675,931	327,563	1,421,734	97,645
CAML Resources Pty. Ltd.		210,319	65,298	145,021	265,256	46,969
South-East Asia Gas Pipeline Company Ltd.		227,499	17,966	209,533	—	—
POSCHROME		76,611	7,693	68,918	71,316	6,305
USS-POSCO Industries		459,290	369,082	90,208	1,020,538	(15,710)

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
3)	January 1, 2010

(in millions of Won)
Company	Assets		Liabilities	Equity
[Domestic]
SNNC Co., Ltd.	~~W~~	505,417	285,761	219,656
Busan-Gimhae Light Rail Transit Co., Ltd.		485,887	315,029	170,858k
Cheongna IBT Co., Ltd.		328,046	294,946	33,100
METAPOLIS Co., Ltd.		460,073	364,156	95,917
POSMATE Co., Ltd.		59,804	17,372	42,432
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		144,992	123,640	21,352
[Foreign]
Nickel Mining Company SAS		551,969	102,228	449,741
KOBRASCO		273,311	75,424	197,887
BX STEEL POSCO Cold RolledSheet Co.,		1,018,978	791,925	227,053
CAML Resources Pty. Ltd.		137,046	52,313	84,733
POSCHROME		64,564	9,494	55,070
USS-POSCO Industries		443,184	338,318	104,866

10. Investment Property, Net
(a)	Investment property as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Cost	~~W~~	736,088	701,005	629,357
Less: Accumulated depreciation and accumulated impairment loss		(224,911)	(207,640)	(71,150)

Carrying value	~~W~~	511,177	493,365	558,207

(b)	The changes of carrying value in investment property for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 are as follows:
1) For the six-month period ended June 30, 2011

(in millions of Won)	Beginning		Acquisition	Disposal	Depreciaiton (*1)	Others (*2)	Ending

Land	~~W~~	211,464	1,898	(15,090)	—	22,539	220,811
Buildings		278,361	37,833	(29,106)	(7,414)	3,928	283,602
Structures		3,540	6,003	—	(118)	(2,661)	6,764

Total	~~W~~	493,365	45,734	(44,196)	(7,532)	23,806	511,177

(*1)	Impairment losses of investment property ~~W~~ 337 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2) For the year ended December 31, 2010

				Business
(in millions of Won)	Beginning		Acquisition	combination	Disposal	Depreciation (*1)	Others (*2)	Ending

Land	~~W~~	238,682	94,515	522	(65,759)	(60,463)	3,967	211,464
Buildings		317,495	66,245	1,391	(47,124)	(84,655)	25,009	278,361
Structures		2,030	—	132	—	(809)	2,187	3,540

Total	~~W~~	558,207	160,760	2,045	(112,883)	(145,927)	31,163	493,365

(*1)	Impairment losses of investment property ~~W~~ 127,515 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.
11. Property, Plant and Equipment, Net
(a)	Property, plant and equipment as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Cost	~~W~~	48,584,405	46,992,804	41,210,602
Less: Accumulated depreciation		(21,991,793)	(21,523,736)	(18,866,625)
Less: Government grants		(38,014)	(31,328)	(1,230)

Book value	~~W~~	26,554,598	25,437,740	22,342,747

(b)	The changes in carrying value of property, plant and equipment as for the six-month period ended June 30, 2011 are as follows:

				Business
(in millions of Won)	Beginning		Acquisition (*1)	combination	Disposal	Depreciation	Others (*2)	Ending
Land	~~W~~	2,011,851	310,724	12,313	(45,215)	—	(13,229)	2,276,444
Buildings		3,551,163	599,786	9,322	(33,368)	(133,847)	(56,927)	3,936,129
Structures		2,070,189	162,975	694	(9,668)	(79,617)	32,880	2,177,453
Machinery and equipment		13,776,646	2,164,210	6,128	(31,370)	(762,372)	13,985	15,167,227
Construction equipment		736	—	—	—	(142)	—	594
Vehicles		64,173	6,644	859	(379)	(8,322)	(532)	62,443
Tools		75,437	18,904	1,429	(509)	(16,443)	(7,214)	71,604
Furniture and fixtures		124,677	15,491	1,328	(394)	(323)	(986)	139,793
Capital Lease Assets		43,106	69	547	(111)	(7,483)	1,334	37,462
Construction-in-progress (*3)		3,719,762	2,261,350	3,495	—	—	(3,299,158)	2,685,449

Total	~~W~~	25,437,740	5,540,153	36,115	(121,014)	(1,008,549)	(3,329,847)	26,554,598

(*1)	Acquisition includes assets transferred from construction-in-progress.

(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

(*3)	Includes capitalized interest amounted to ~~W~~ 5,945 million.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Pledged as collateral assets

(in millions of Won)	Collateral right holder	June 30, 2011		December 31, 2010	January 1, 2010

Land	Korean Development Bank and others	~~W~~	158,218	235,486	220,732
Buildings and structures	Korean Development Bank and others		125,753	165,251	105,465
Machinery and equipment	The Export-Import Bank of Korea and others		213,279	231,521	387,828

		~~W~~	497,250	632,258	714,025

12. Goodwill and other intangible assets
(a)	Goodwill and other intangible assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Cost	~~W~~	4,983,667	4,697,429	928,520
Less: Accumulated amortization and		(120,554)	(77,634)	(173,895)
Less: Government grants		(2,391)	(626)	(394)

Book value	~~W~~	4,860,722	4,619,169	754,231

(b)	The changes in carrying value of goodwill and other intangible assets for the six-month period ended June 30, 2011 are as follows:

			Increase			Decrease
(in millions of Won)	Beginning		Acquisition (*2)	Developement	Business Combination	Disposal	Amortization	Others (*3)	Ending

Goodwill	~~W~~	1,505,859	—	—	67,654	—	—	1,719	1,575,232
Intellectual property rights		60,984	168,888	—	—	(345)	(568)	(2,329)	226,630
Premium in renting (*1)		159,761	6,959	—	—	(3,476)	(4,087)	(9,939)	149,218
Development expense		49,275	7,703	182	730	—	(8,940)	(35)	48,915
Port facilities usage rights		108,161	—	—	—	—	(6,612)	(258)	101,291
Other intangible assets (*2)		2,735,129	58,438	—	2,823	(1,728)	(30,393)	(4,833)	2,759,436

Total	~~W~~	4,619,169	241,988	182	71,207	(5,549)	(50,600)	(15,675)	4,860,722

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)
Include appraisal differences of ~~W~~2,436,651 million related to customer relationships, contractions on resources exploration investment and exploration appraisal assets upon acquisition of Deawoo International in 2010.

(*3)	Includes translation differences and other adjustments.
(c)	Research and development costs amounting to ~~W~~ 263,597 million and ~~W~~ 250,679 million were classified to expenses for the six-month periods ended June 30, 2011 and 2010, respectively.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
13. Other Assets
(a)	Other current assets as as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010
Other current assets
Advance payment	~~W~~	1,003,026	899,006	650,496
Prepaid expenses		254,442	72,180	35,408
Others		8,252	973	4,281

	~~W~~	1,265,720	972,159	690,185

(b)	Other long-term assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010
Other non-current assets
Long-term advance payment	~~W~~	1,859	141,726	79,444
Long-term prepaid expenses		185,963	109,835	115,447
Others (*1)		404,859	408,253	55,584

	~~W~~	592,681	659,814	250,475

(*1)	Includes guarantee deposits of \ 257,878 million as of June 30, 2011 and December 31, 2010 in relation to exploration of Australia Roy Hill iron ore mine.
14. Borrowings
(a)	Short-term borrowings as as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

			June 30,		December 31,	January 1,
(in millions of Won)	Bank	Interest Rate(%)	2011		2010	2010
Short-term borrowings
Bank overdrafts	BOA, others	0.2~5.0	~~W~~	189,319	200,389	106,069
Short-term borrowings	Shinhan Bank, others	0.3~17.0		8,214,374	6,888,796	3,067,103

				8,403,693	7,089,185	3,173,172

Current portion of long-term liabilities

Current portion of long-term borrowings	Korean Development Bank, others	0.7~7.0		436,825	394,227	468,996

Current portion of foreign loan	NATIXIS	2		993	963	1,065

Current portion of debentures (*1)	KB Investment&Securites, others	3.0~8.0		2,386,990	2,548,418	315,085

Less: Current portion of discount on debentures issued				(19,212)	(3,801)	(219)

Current portion of convertible debenture	Nomura Scurities Co., Ltd, others	—		—	447,308	—

				2,805,596	3,387,115	784,927

			~~W~~	11,209,289	10,476,300	3,958,099

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

(*1)
The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 101.51% of their face value for three years from the issuance date at the option of the bondholders. As of June 30, 2011, the JPY 39,970,000,000 (75.7% of total face value) exchangeable bonds are classified as a current portion of long-term borrowings and were redeemed in August 2011. Also, the Company provides guarantees for Zeus(Cayman) Ltd.

(b)	Long-term borrowings as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

			June 30,		December 31,	January 1,
(in millions of Won)	Bank	Interest Rate (%)	2011		2010	2010
Long-term borrowings	Korean Development Bank, others	0.7~13.0	~~W~~	4,126,588	3,431,521	1,380,902
Less: Present value discount				(86,530)	(81,610)	—
Foreign loan	NATIXIS	2		3,704	4,074	5,572
Bonds (*1)		1.5~8.75		8,602,665	7,357,310	6,915,294
Less: Discount on debentures issued				(48,650)	(64,649)	(70,449)
Add: Premium on debentures redemption				2,587	11,138	10,067
Add: Premium on debentures issued				3,496	6,157	—

			~~W~~	12,603,860	10,663,941	8,241,386

(*1)
One of the subsidiaries, Daewoo International Corporation issued the convertible bonds with a face value of USD300 million at 100% of face value on July 6, 2009. The convertible bonds will be redeemed at 111.27% of the face value at the maturity date on July 6, 2014 (guaranteed yield to maturity: 5.25%), unless redeemed or converted early. The convertible bonds may be early redeemed on July 6, 2011 at the option of the bondholders at 104.16% of the face value and as a result, they were classified as current portion of long-term borrowings during the current year. Furthermore, the convertible bonds may be early redeemed at the option of the bondholders in certain events such as the change of the parties controlling Daewoo International Corporation. Also, at Daewoo International Corporation’s option, the convertible bonds may be early redeemed on or after July 6, 2012, provided that the market price of Daewoo International Corporation’s common stock is above 130% of the conversion price for at least 20 consecutive trading days. On the other hand, the convertible bonds can be converted into 1 common shares per the face value of ~~W~~31,269 from July 6, 2010 to June 23, 2014.

The convertible bonds are classified at fair value through profit or loss and measured at fair value of June 30, 2011.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
15. Other Financial Liabilities
(a)	Other short-term financial liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010
Short-term financial liabilities
Accounts payable	~~W~~	633,937	874,629	650,767
Accrued expenses		769,041	415,657	352,060
Dividends payable		5,272	6,176	10,194
Derivatives liabilities		50,905	88,447	34,880
Finance lease liabilities		12,200	14,073	6,813
Financial guarantee liabilities		6,150	8,919	—
Withholding		136,810	112,976	—

	~~W~~	1,614,315	1,520,877	1,054,714

(b)	Other long-term financial liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010
Long-term financial liabilities
Accounts payable	~~W~~	137,655	2,438	4,027
Accrued expenses		14,603	22,349	74,482
Derivatives liabilities		51,532	11,925	8,831
Finance lease liabilities		12,508	27,039	17,074
Financial guarantee liabilities		23,085	19,047	6,295
Long-term withholding		64,284	92,976	94,387

	~~W~~	303,667	175,774	205,096

16. Provisions
(a)	Provisions as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	June 30, 2011			December 31, 2010		January 1, 2010
(in millions of Won)	Current		Non-current	Current	Non-current	Current	Non-current

Provision for bonus payments	~~W~~	55,062	—	37,978	—	20,861	—
Provision for contingency (*1)		—	121,897	—	126,626	—	—
provision for product warranties		—	37	—	99	—	169
Others		2,037	2,710	26	2,160	3,850	2,800

	~~W~~	57,099	124,644	38,004	128,885	24,711	2,969

(*1)
As of June 30, 2011 and December 31, 2010, provision of ~~W~~74,236 million and ~~W~~75,817 million, respectively, in relation to the potential claim in connection to the spin-off of the trading division of Daewoo Corporation in 2000 is included.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Changes in provisions for the six-month period ended June 30, 2011 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others (*1)	Ending

Provision for bonus payments	~~W~~	37,978	185,617	(169,026)	493	55,062
Provision for contingency		126,626	930	—	(5,659)	121,897
Provision for product warranties		99	10	(67)	(5)	37
Others		2,186	3,134	(3)	(570)	4,747

	~~W~~	166,889	189,691	(169,096)	(5,741)	181,743

(*1)	Adjustments of foreign currency translation difference are included.
(c)	Changes in provisions for the year ended December 31, 2010 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others	Ending

Provision for bonus payments	~~W~~	20,861	373,335	(356,134)	(84)	37,978
Provision for contingency		—	—	—	126,626	126,626
provision for product warranties		169	—	(168)	98	99
Others		6,650	6,486	(14,675)	3,725	2,186

	~~W~~	27,680	379,821	(370,977)	130,365	166,889

17. Employee Benefits
(a)	Defined Contribution Plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the six-month period ended June 30, 2011 is ~~W~~ 517 million, which is included in accrued expenses.

(b)	Defined Benefit Plan
The Company partially operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.
(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Present value of funded obligations	~~W~~	1,112,610	1,443,954	1,098,475
Fair value of plan assets		(786,624)	(964,727)	(790,509)
Present value of non-funded obligations		24,573	23,899	7,452

Net defined benefit obligations	~~W~~	350,559	503,126	315,418

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(d)	The changes in present value of defined benefit obligations for the six-month period ended June 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010
Defined benefit obligation at the beginning of period	~~W~~	1,467,853	1,105,927
Current service costs		102,850	156,308
Interest costs		34,107	57,473
Actuarial gains and losses		(22,982)	189,501
Business combination		1,443	52,641
Benefits paid		(466,524)	(102,837)
Others		20,436	8,840

Defined benefit obligation at the end of period	~~W~~	1,137,183	1,467,853

(e)	The changes in fair value of plan assets for the six-month period ended June 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010

Fair value of plan assets at the beginning of period	~~W~~	964,727	790,509
Expected return on plan assets		18,304	39,810
Actuarial gains and losses		(3,040)	22,390
Contributions of participants		80,000	148,354
Business combination		—	38,805
Others		(214,650)	3,473
Benefits paid		(58,717)	(78,614)

Fair value of plan assets at the end of period	~~W~~	786,624	964,727

(f)	The fair value of plan assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Equity instruments	~~W~~	210,927	512,850	455,563
Debt instruments		126,655	289,907	288,282
Deposits		290,028	—	—
Others		159,014	161,970	46,664

	~~W~~	786,624	964,727	790,509

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(g)	The amounts recognized in the statements of comprehensive income for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Current service costs	~~W~~	102,598	76,664
Past service costs		252	—
Interest costs		34,107	29,516
Expected return on plan assets		(18,304)	(15,454)

	~~W~~	118,653	90,726

(h)	The above expenses recognized in the statement of comprehensive income are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Cost of sales	~~W~~	87,811	72,963
Selling and administrative expenses		30,842	17,763

	~~W~~	118,653	90,726

(i)	Actuarial gains and losses recognized in other comprehensive income for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Beginning	~~W~~	(152,125)	—
Current actuarial gains and losses		12,915	(36,739)

Ending	~~W~~	(139,210)	(36,739)

(j)	The principal actuarial assumptions as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(%)	June 30, 2011	December 31, 2010	January 1, 2010

Discount rate	3.91~5.66	3.22~5.66	3.22~5.66
Expected return on plan assets	2.00~5.77	3.38~6.19	3.38~6.19
Expected future increases in salaries	1.00~6.49	1.00~5.90	1.00~5.90

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
18. Other Liabilities
(a)	Other current liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Due to customers for contract work	~~W~~	709,699	739,076	550,138
Advances received		1,028,984	484,155	320,825
Unearned revenue		19,754	26,338	8,497
Withholding accounts		114,932	105,079	194,856
Deferred revenue		413	378	225
Others		169,182	136,222	114,426

	~~W~~	2,042,964	1,491,248	1,188,967

(b)	Other long-term liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Advances received	~~W~~	2,585	3,583	40
Unearned revenue		1,027	1,539	2,364
Others		60,968	75,264	25,987

	~~W~~	64,580	80,386	28,391

19. Financial Instruments
(a)	Classification of financial instruments
1)	Financial assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	41,322	182,208	505,811
Derivatives assets held for trading		107,459	140,031	87,063

		148,781	322,239	592,874

Available-for-sale financial assets		5,577,795	6,126,925	5,034,237
Held-to-maturity investments		37,705	39,813	112,561
Loans and receivables		19,385,718	17,311,148	14,861,975

	~~W~~	25,149,999	23,800,125	20,601,647

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)	Financial liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	102,437	100,372	43,711
Designated as financial liabilities at fair value through profit or loss		394,481	447,308	—

		496,918	547,680	43,711

Financial liabilities evaluated as amortised cost
Trade accounts and notes payable		4,459,794	3,981,079	2,392,317
Borrowings		23,418,668	20,692,934	12,199,485
Financial guarantee liabilities		29,235	27,966	6,295
Others		1,786,310	1,568,313	1,209,803

		29,694,007	26,270,292	15,807,900

	~~W~~	30,190,925	26,817,972	15,851,611

3)	Financial profit and loss by category of financial instrument for the six-month period ended June 30, 2011 and the six-month period ended June 30, 2010 is as follows:

	June 30, 2011				June 30, 2010
	Financial		Financial	Financial income	Financial	Financial	Financial income
(in millions of Won)	income		expenses	and expenses	income	expenses	and expenses

Financial assets at fair value through profit or loss	~~W~~	267,749	(1,285)	266,464	72,825	(4,826)	67,999
Available-for-sale financial assets		82,844	(82)	82,762	84,367	(46,679)	37,688
Held-to-maturity investments		866	—	866	1,293	—	1,293
Loans and receivables		358,268	(454,166)	(95,898)	342,941	(152,291)	190,650
Financial liabilities at fair value through profit or loss		2,210	(318,039)	(315,829)	30,648	(36,033)	(5,385)
Financial liabilities evaluated as amortised cost		735,941	(529,140)	206,801	203,532	(844,181)	(640,649)

	~~W~~	1,447,878	(1,302,712)	145,166	735,606	(1,084,010)	(348,404)

(b)	Credit risk
1)	Credit risk exposure

The carrying amount of financial assets is maximum exposure to credit risk. The maximum exposure to credit risk as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Cash and cash equivalents	~~W~~	4,285,917	3,521,045	2,273,059
Financial assets at fair value through profit or loss		148,781	322,239	592,874
Available-for-sale financial assets		5,577,795	6,126,925	5,034,237
Held-to-maturity investments		37,705	39,813	112,561
Loans and other receivables		3,944,630	4,311,363	6,780,011
Trade accounts and notes receivable		10,946,809	9,205,118	5,286,130
Long-term trade accounts and notes receivable		208,362	273,622	522,775

	~~W~~	25,149,999	23,800,125	20,601,647

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)	Impairment losses on financial assets
	Allowance for doubtful accounts as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Trade accounts and notes receivable	~~W~~	280,600	242,802	205,595
Other accounts receivable		62,621	58,934	25,443
Long-term loans		78,072	51,244	23,595
Other assets		46,438	51,325	33,349

	~~W~~	467,731	404,305	287,982

‚	Impairment losses on financial assets for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Bad debt expenses	~~W~~	65,835	4,987
Impairment of available-for-sale financial assets		56	46,593
Other bad debt expenses		29,775	9,340
Less: Reversal of allowance for doubtful accounts		(14,799)	(2,983)

	~~W~~	80,867	57,937

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivables as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	June 30, 2011			December 31, 2010		January 1, 2010
	Trade accounts and			Trade accounts and		Trade accounts and
(in millions of Won)	notes receivable		Impairment	notes receivable	Impairment	notes receivable	Impairment

Not due	~~W~~	5,840,388	—	5,091,621	—	4,740,186	—
Over due less than 1 month		4,651,123	13,002	3,749,035	5,964	445,823	129
1 month - 3 months		319,997	45	191,386	2,018	75,132	497
3 months - 12 months		260,604	22,898	465,134	15,597	292,698	25,291
over 12 months		363,659	244,655	224,366	219,223	460,661	179,678

	~~W~~	11,435,771	280,600	9,721,542	242,802	6,014,500	205,595

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
„	Changes in allowance for doubtful accounts for the six-month period ended June 30, 2011 and the year ended December 31, 2010 were as follows:

(in millions of Won)	June 30, 2011		December 31, 2010

Beginning	~~W~~	404,305	287,982
Bad debt expenses		65,835	51,185
Other bad debt expenses		29,775	12,877
Reversal of allowance for		(14,799)	(37,958)
Other increase (decrease)		(17,385)	90,219

Ending	~~W~~	467,731	404,305

(c)	Liquidity risk
1)	The maturity analysis of non-derivative financial liabilities

	Over due less		1 year	later than
(in millions of Won)	than 1 year		- 5 years	5 years	Total
Current non-derivative financial liabilities
Trade accounts payable	~~W~~	4,458,981	813	—	4,459,794
Financial guarantee liabilities		6,150	23,051	34	29,235
Other financial liabilities		1,557,260	225,731	3,319	1,786,310
Borrowings		11,209,289	5,772,708	6,831,152	23,813,149

	~~W~~	17,231,680	6,022,303	6,834,505	30,088,488

Schedule of cash flows relation to interest payment is not included in the table above.
2)	The maturity analysis of derivative financial liabilities

	Over due less		1 year	later than
(in millions of Won)	than 1 year		- 5 years	5 years	Total
Derivative financial liabilities
Currency forward	~~W~~	35,624	1,182	—	36,806
Currency futures		62	—	—	62
Currency swaps		—	41,742	8,396	50,138
Others		15,219	212	—	15,431

	~~W~~	50,905	43,136	8,396	102,437

(d)	Currency risk
1)
The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

	June 30, 2011			December 31, 2010		January 1, 2010
(in millions of Won)	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities
USD	~~W~~	464,383	6,084,481	197,552	4,070,865	147,346	420,300
EUR		21,847	63,678	6,018	36,323	32,740	77,629
JPY		27,088	2,368,891	7,358	2,465,574	22,657	57,206
Others		82,573	29,876	57,028	26,059	58,473	18,166

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)
For the six-month period ended June 30, 2011 and for the year ended December 31, 2010, the effects of a hypothetical 10% strengthening or weakening of functional currency against foreign currencies other than functional currency on profit before tax were as follows:

	June 30, 2011			December 31, 2010
(in millions of Won)	10% increase		10% decrease	10% increase	10% decrease

USD	~~W~~	(562,010)	562,010	(387,331)	387,331
EUR		(4,183)	4,183	(3,031)	3,031
JPY		(234,180)	234,180	(245,822)	245,822
(e)	Interest rate risk
1)	The carrying amount of interest-bearing financial instruments as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010
Fixed rate
Financial assets	~~W~~	5,088,603	7,045,125	8,839,475
Financial liabilities		(21,643,386)	(19,495,665)	(11,475,986)
		(16,554,783)	(12,450,540)	(2,636,511)

Variable rate
Financial liabilities	~~W~~	(2,169,763)	(1,644,576)	(723,499)
2)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of June 30, 2011 and December 31, 2010, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss during the six-month periods end June 30, 2011 and for the year ended December 31, 2010 are as follows:

	June 30, 2011		December 31, 2010
(in millions of Won)	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	(10,849)	10,849	(16,446)	16,446

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(f)	Fair value
1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows

	June 30, 2011			December 31, 2010		January 1, 2010
(in millions of Won)	Book Value		Fair Value	Book Value	Fair Value	Book Value	Fair Value
Assets measured fair value
Financial assets held for trading	~~W~~	41,322	41,322	182,208	182,208	505,811	505,811
Available-for-sale financial assets		5,291,903	5,291,903	5,766,998	5,766,998	4,612,580	4,612,580
Derivatives assets held for trading		107,459	107,459	140,031	140,031	87,063	87,063

		5,440,684	5,440,684	6,089,237	6,089,237	5,205,454	5,205,454

Assets measured amortised cost
Cash and cash equivalents		4,285,917	4,285,917	3,521,045	3,521,045	2,273,059	2,273,059
Trade accounts and notes receivable		11,155,171	11,155,171	9,478,740	9,478,740	5,808,905	5,808,905
Loans and other receivables		3,944,630	3,944,630	4,311,364	4,311,364	6,780,011	6,780,011
Held-to-maturity investments		37,705	37,705	39,813	39,813	112,561	112,561

		19,423,423	19,423,423	17,350,962	17,350,962	14,974,536	14,974,536

Liabilities measured fair value
Derivatives liabilities held for trading		102,437	102,437	100,372	100,372	43,711	43,711
Convertible bonds		394,481	394,481	447,308	447,308	—	—

		496,918	496,918	547,680	547,680	43,711	43,711

Liabilities measured amortised cost
Trade accounts and notes payable		4,459,794	4,459,794	3,981,079	3,981,079	2,392,317	2,392,317
Borrowings		23,418,668	22,216,009	20,692,934	20,549,484	12,199,485	12,210,969
Financial guarantee liabilities		29,235	29,235	27,966	27,966	6,295	6,295
Others		1,786,310	1,786,310	1,568,313	1,568,313	1,209,803	1,209,803

	~~W~~	29,694,007	28,491,348	26,270,292	26,126,842	15,807,900	15,819,384

2)	The fair value hierarchy
	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
‚	The fair value measurements classified by fair value hierarchy as of June 30, 2011, December 31, 2010 and January 1, 2010 were as follows :

a.	June 30, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	~~W~~	40,331	991	—	41,322
Available-for-sale financial assets		4,613,009	10,146	668,748	5,291,903
Derivatives assets held for trading		—	107,459	—	107,459

		4,653,340	118,596	668,748	5,440,684

Financial Liabilities
Derivatives liabilities held for trading		—	102,437	—	102,437
Convertible bonds		394,481	—	—	394,481

	~~W~~	394,481	102,437	—	496,918

b.	December 31, 2010

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	~~W~~	—	182,208	—	182,208
Available-for-sale financial assets		4,944,644	17,194	805,160	5,766,998
Derivatives assets held for trading		—	140,031	—	140,031

		4,944,644	339,433	805,160	6,089,237

Financial Liabilities
Derivatives liabilities held for trading		—	100,372	—	100,372
Convertible bonds		447,308	—	—	447,308

	~~W~~	447,308	100,372	—	547,680

c.	January 1, 2010

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	~~W~~	—	505,811	—	505,811
Available-for-sale financial assets		3,967,463	6,714	638,403	4,612,580
Derivatives assets held for trading		—	87,063	—	87,063

		3,967,463	599,588	638,403	5,205,454

Financial Liabilities
Derivatives liabilities held for trading	~~W~~	—	43,711	—	43,711

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
20. Share Capital and Contributed Surplus
(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with par value of ~~W~~5,000 per share. As of June 30, 2011, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of June 30, 2011, total shares of ADRs are 54,564,120 equivalents to 13,641,030 of common shares.

As of June 30, 2011, ending balance of capital stock amounts to ~~W~~482,403 million; however, it is different from par value of issued common stock, which amounted to ~~W~~435,934 million, due to retirement of treasury stock.

(b)	Capital surplus
Capital surplus as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Share premium	~~W~~	463,825	463,825	463,825
Gains on sale of treasury stock		765,874	694,714	694,714
Capital surplus		(52,511)	(56,978)	41,127

	~~W~~	1,177,188	1,101,561	1,199,666

21. Reserves
(a)	Reserves as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Accumulated comprehensive income (loss) of investments of equity-accounted investees, net of tax	~~W~~	(35,876)	(3,910)	33,747
Fair value of available-for-sale financial investments, net of tax		789,220	1,314,185	737,235
Currency translation differences, net of tax		158,594	136,670	—
Others		(1,866)	(7,138)	(4,657)

	~~W~~	910,072	1,439,807	766,325

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
22. Treasury Shares
In January 2011, the Company sold 342,955 shares of treasury stock for \ 164,384 million and recognized \ 71,160 million as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for \ 61,296 million. As of June 30, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.
23. Stock Appreciation Rights
(a)
The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

1)	Class of shares: registered common stock

2)	The number of shares, Exercise price per share, Exercise period

(per share, won)	5th Grant		6th Grant		Total
Before the modification (*1)
Granted		218,600		90,000	308,600
Exercise price	~~W~~	151,700	~~W~~	194,900
After the modification (*1)
Granted		214,228		90,000	304,228
Exercised		183,066		64,000	247,066
Unexercised		31,162		26,000	57,162
Exercise price	~~W~~	151,700	~~W~~	194,900
Exercise period		2006.7.24~2011.7.23		2007.4.29~2012.4.28

(*1)
The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (5th), in accordance with the resolutions of the Board of Directors on October 22, 2004.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Expenses related to stock appreciation rights granted to executives incurred for the six-month period ended June 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	4th Grant	5th Grant	6th Grant	Total

Accumulated reversal of stock compensation expenses as of December 31, 2010	(83)	(9,681)	(3,463)	(13,227)
Reversal of stock compensation expenses for the six-month period ended June 30, 2011	—	(1,250)	(389)	(1,639)
(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	5th Grant	6th Grant
Risk-free rate of interest	3.48%	3.67%
Expected exercise period	57 days	754 days
Expected price-volatility	9.15%	12.60%
Rate of expected dividends	2.16%	1.11%
Stock price	Won 464,000	Won 464,000
Fair value	Won 311,556	Won 272,791

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
24. Construction Contracts
(a)	Construction contracts in progress as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Aggregate amount of costs incurred	~~W~~	14,360,603	12,778,567	8,846,030
Add: Recognized profits		1,416,153	1,202,835	948,616
Less: Recognized losses		(269,299)	(197,818)	(202,275)
Cumulative construction revenue		15,507,457	13,783,584	9,592,371
Less: Progress billing		(14,973,369)	(13,505,203)	(9,388,120)
Foreign currency gains and losses		(304)	(1,744)	1
Others		(17,042)	(54,975)	(69,200)

	~~W~~	516,742	221,662	135,052

(b)	Customers for contract work as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010

Due from customers for contract work	~~W~~	1,226,441	960,738	685,190
Due to customers for contract work		(709,699)	(739,076)	(550,138)

	~~W~~	516,742	221,662	135,052

25. Sales
Details of sales for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Revenues
Goods sales	~~W~~	29,501,312	17,917,303
Services sales		1,052,551	726,001
Construction sales		2,413,456	1,855,544
Lease sales		19,816	21,902
Othters		310,182	44,467

	~~W~~	33,297,317	20,565,217

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
26. Selling and Administrative Expenses
(a)	Administrative expenses

Administrative expenses for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Wages and salaries	~~W~~	298,724	192,093
Expenses related to defined benefit plan		31,180	17,763
Other employee benefits		76,284	53,247
Travel		28,401	16,536
Depreciation		80,511	44,352
Communication		6,099	3,896
Electric power		2,911	2,393
Taxes and public dues		23,305	13,863
Rental		32,277	19,057
Repairs		5,908	6,221
Insurance premium		7,702	1,570
Entertainment		8,856	7,754
Advertising		36,811	47,999
Research & development		93,201	57,875
Service fees		125,816	67,676
Supplies		7,031	5,582
Vehicles maintenance		10,232	7,086
Industry association Fee		6,715	6,635
Training		11,187	11,302
Conference		10,579	7,443
Transfer to provision		7,549	8,369
Bad debt allowance		65,835	4,987
Others		9,509	6,804

	~~W~~	986,623	610,503

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Selling expenses

Selling expenses for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Freight	~~W~~	663,168	400,478
Operating expenses for distribution center		3,775	4,528
Sales commissions		39,045	32,509
Sales advertising		242	243
Sales promotion		7,170	3,623
Sample		3,198	1,316
Sales insurance premium		10,072	5,944
Contract cost		27,820	33,375
Others		2,149	2,052

	~~W~~	756,639	484,068

27. Other Operating Income and Expenses
(a)	Other operating income

Details of other operating income for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Gain on disposal of property, plant and equipment	~~W~~	8,353	8,637
Gain on disposal of investment of equity-accounted investees		2,081	1,930
Reversal of allowance for doubtful accounts		14,799	2,983
Miscellaneous income		84,018	106,448
Others		6,453	6,227

	~~W~~	115,704	126,225

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Other operating expenses
Details of other operating expenses for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Loss on disposal of property, plant and equipment	~~W~~	30,078	19,843
Loss on disposal of investment property		4,690	1,220
Cost of idle assets		3,402	442
Other bad debt expenses		29,775	9,340
Contributions		14,262	20,155
Miscellaneous loss		28,752	26,992
Others		2,139	4,440

	~~W~~	113,098	82,432

28. Expenses by nature
Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of income for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Raw materials and consumables used	~~W~~	17,795,630	10,960,579
Changes in inventories		(273,747)	(382,516)
Cost of Goods hold		16,269,321	2,783,605
Employee benefits expenses		1,328,230	970,275
Depreciation(*1)		1,103,665	1,415,337
Amortization		33,699	31,794
Other expenses(*2)		(5,946,098)	1,387,554

	~~W~~	30,310,700	17,166,628

(*1)	Includes depreciation expense of investment properties

(*2)	Other general administration expense, physical distribution cost, sales expenses, operating expenses and consolidated adjustment are included.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
29. Finance Income and Costs
Details of finance income and costs for for the six-month period ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Finance income
Interest income	~~W~~	96,055	158,637
Dividend income		81,588	81,244
Gain on foreign currency transaction		497,134	308,415
Gain on foreign currency translation		500,955	78,030
Gain on derivatives transactions		202,126	54,849
Gain on valuation of derivatives		66,209	32,639
Others		3,811	21,792

		1,447,878	735,606

Finance costs
Interest expenses		388,853	263,276
Loss on foreign currency transaction		434,468	306,640
Loss on foreign currency translation		155,038	416,743
Loss on derivatives transactions		233,117	27,755
Loss on valuation of derivatives		66,442	13,071
Others		24,794	56,525

	~~W~~	1,302,712	1,084,010

30. Income Taxes
(a)	Income tax expense for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Current income taxes	~~W~~	639,730	691,057
Deferred income tax due to temporary differences		45,655	14,311
Items recorded directly to shareholders’ equity		110,482	41,697

Income tax expense	~~W~~	795,867	747,065

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)
The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Net income before income tax expense	~~W~~	3,260,913	3,242,539
Income tax expense computed at statutory rate		789,141	784,694
Adjustments:		6,726	(37,629)
Tax effects due to permanent differences		2,566	26,590
Tax credit		(64,804)	(137,658)
Others		68,964	73,439

Income tax expense	~~W~~	795,867	747,065

Effective rate (%)		24.41	23.04
(c)	The income taxes recorded directly to equity for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Loss on valuation of available-for-sale investments	~~W~~	(97,555)	(34,797)
Accumulated comprehensive expense of investments of equity-accounted investees		(20,186)	677
Gains on sale of treasury stock		20,071	—
Others		(12,812)	(7,577)

	~~W~~	(110,482)	(41,697)

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(d)	The movements in deferred tax assets (liabilities) for the six-month periods ended June 30, 2011 and 2010 are as follows:

	June 30, 2011				June 30, 2010
(in millions of Won)	Beginning		Inc (Dec)	Ending	Beginning	Inc (Dec)	Ending
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	(27,776)	377	(27,399)	(39,500)	2,296	(37,204)
Allowance for doubtful accounts		80,349	1,554	81,903	38,283	25,379	63,662
Reserve for technology developments		(269,892)	(20,693)	(290,585)	(179,828)	(87,375)	(267,203)
Depreciation expense		(61,129)	12,289	(48,840)	(78,485)	(1,337)	(79,822)
Share of profit or loss of equity-accounted investees		(149,602)	(48,047)	(197,649)	(52,150)	(105,153)	(157,303)
Reserve for inventory valuation		1,484	506	1,990	987	(283)	704
Revaluation of assets		(362,949)	(75,940)	(438,889)	(436,051)	30,212	(405,839)
Prepaid expenses		18,733	1,360	20,093	17,669	1,617	19,286
Impairment loss on property, plant and equipment		24,858	(1,655)	23,203	11,080	(1,417)	9,663
Loss on foreign currency translation		90,656	(63,443)	27,213	45,306	71,730	117,036
Accrued severance benefits		40,710	21,143	61,853	53,374	(9,645)	43,729
Group severance insurance deposits		(36,232)	(6,647)	(42,879)	(30,199)	99	(30,100)
Provision for construction losses		1,697	(246)	1,451	263	42,639	42,902
Provision for construction warranty		1,854	(248)	1,606	534	2,104	2,638
Appropriated retained earnings for technological development		(246)	41	(205)	(242)	81	(161)
Accrued income		(1,061)	(928)	(1,989)	(570)	(458)	(1,028)
Others		142,322	92,162	234,486	143,976	(9,571)	134,404

		(506,224)	(88,415)	(594,637)	(505,553)	(39,082)	(544,636)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale investments		(118,640)	97,555	(21,085)	4,011	34,797	38,808
Accumulated comprehensive expense of investments of equity-accounted investees		(20,415)	20,186	(229)	4,090	(677)	3,413
Others		4,132	12,812	16,944	(27,148)	7,577	(19,571)

		(134,923)	130,553	(4,370)	(19,047)	41,697	22,650

Deferred tax from tax credit
Tax credit carryforward and others		280,295	(103,865)	176,430	322,085	(35,494)	286,591
Deferred tax effect due to unrealized gains (losses) and others		(129,000)	16,070	(112,930)	234,724	18,569	253,293

	~~W~~	(489,852)	(45,657)	(535,507)	32,209	(14,310)	17,898

31. Earnings per Share
(a)	Basic earnings per share for the six-month periods ended June 30, 2011 and 2010 are as follows:

	For the six-month period		For the six-month period
(in millions of Won, except per share information)	ended June 30, 2011		ended June 30, 2010

Net income attribuete to controlling interest	~~W~~	2,413,579	2,468,109
Weighted-average number of common shares outstanding (*1)		77,259,314	77,032,878
Basic earnings per share		31,240	32,040

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the six-month period	For the six-month period
	ended June 30, 2011	ended June 30, 2010

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,927,521)	(10,153,957)

Weighted-average number of common shares outstanding	77,259,314	77,032,878

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Basic earnings per share for the three-month periods ended June 30, 2011 and 2010 are as follows:

	For the three-month period		For the three-month period
(in millions of Won, except per share information)	ended June 30, 2011		ended June 30, 2010

Net income attribuete to controlling interest	~~W~~	1,322,857	1,104,007
Weighted-average number of common shares outstanding (*1)		77,244,444	77,032,878
Basic earnings per share		17,126	14,332

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month period	For the three-month period
	ended June 30, 2011	ended June 30, 2010

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,391)	(10,153,957)

Weighted-average number of common shares outstanding	77,244,444	77,032,878

32. Operating Profit
(a)	Operating profit adjusted by previous GAAP for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Operating profits by K-IFRS	~~W~~	3,102,322	3,524,813

Deducted
Gains on disposal of property, plant, and equipment		(8,353)	(8,637)
Gain on disposal of investment of equity-accounted investees		(2,081)	(1,930)
Reversal of allowance for doubtful accounts		(14,799)	(2,983)
Reversal of provision		(1,360)	(3,017)
Miscellaneous income		(84,018)	(106,448)
Others		(5,093)	(3,210)

		(115,704)	(126,225)

Added
Loss on disposal of property, plant, and equipment		30,078	19,843
Loss on disposal of investment property		4,690	1,220
Idle tangible assets expenses		3,402	442
Other bad debt expenses		29,775	9,340
Donations		14,262	20,155
Miscellaneous expenses		28,752	26,992
Others		2,139	4,440

		113,098	82,432

Operating profits by previous GAAP	~~W~~	3,099,716	3,481,020

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
33. Related Party Transactions
(a)	Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2011 and 2010 are as follows:

	Sales and others (*1)			Purchase and others (*1)
(in millions of Won)	June 30, 2011		June 30, 2010	June 30, 2011	June 30, 2010

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	10,381	3,032	740,536	1,227,168
POSCO Processing&Service		694,061	510,441	700,110	142,739
POSCO Coated & Color Steel Co., Ltd.		315,277	328,461	843	1,394
POSCO ICT Co., Ltd.		745	503	247,992	211,297
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		208,201	44,069	365,077	265,703
POSCO TMC CO., LTD.		82,436	73,660	233	52
POSCOAST Co., Ltd.		144,630	155,342	29,895	27,499
Daewoo International Corp.		1,618,153	—	1,534	—
POSCONST.CO.,LTD		76,613	—	2,261	—
POSCO America Corporation		136,449	103,811	—	—
POSCO Canada Ltd.		—	—	106,299	62,426
POSCO Asia Co., Ltd.		913,131	526,379	117,797	73,448
POSCO-JKPC Co., Ltd.		21,139	27,288	200	36
POSCO(Thailand) Co., Ltd.		35,775	66,516	57	1
Qingdao Pohang Stainless Steel Co., Ltd.		28,709	34,780	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		22,535	54,435	—	—
POSCO-Japan Co., Ltd.		654,758	490,025	20,701	44,788
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		64,128	81,692	—	—
POSCO-Mexico Co., Ltd.		149,994	108,585	—	—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		32,588	39,722	—	115
POSCO(Wuhu) Automotive Processing Center Co., Ltd.		22,715	59,758	—	—
Daewoo International Singapore Pte. Ltd.		—	—	101,171	—
Others		200,489	457,751	562,264	265,607

	~~W~~	5,432,907	3,166,250	2,996,970	2,322,273

Associate
Posmate Co., Ltd.	~~W~~	580	569	25,651	22,874
SNNC Co., Ltd.		660	906	185,051	268,230
SUNG JIN GEOTEC Co., Ltd.		23,842	1,798	—	—
USS-POSCO Industries (UPI)		251,279	124,252	29	190
Poschrome(Proprietary) Ltd.		—	—	36,805	31,688
Others		69,935	9,819	3,570	128,563

		346,296	137,344	251,106	451,545

	~~W~~	5,779,203	3,303,594	3,248,076	2,773,818

(*1)	Sales and others include sales and other operating income. Purchase and others include purchase and overhead cost.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)
Significant transactions, which occurred in the ordinary course of business, with related companies the related account balances as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	Receivables (*1)				Payables (*1)
(in millions of Won)	June 30, 2011		December 31, 2010	January 1, 2010	June 30, 2011	December 31, 2010	January 1, 2010
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	3,705	293	480	187,087	190,081	437,819
POSCO Processing&Service		158,121	129,133	114,783	41,134	6,842	2,696
POSCO Plantec		1,180	—	9	25,237	48,058	22,839
POSCO ICT Co., Ltd.		14	—	1	73,178	63,627	54,529
POSCO Coated & Color Steel Co., Ltd.		83,809	104,755	109,616	800	437	199
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		37,235	33,743	6,880	88,879	62,669	66,008
POSCO TMC CO., LTD.		15,244	11,823	11,678	41	15	24
POSCOAST Co., Ltd.		19,974	19,065	17,492	8,241	8,255	7,572
Daewoo International Corp.		92,976	139,756	—	304	—	—
PNR Co., Ltd.		912	2,656	644	6,333	3,886	—
POSCONST.CO.,LTD		26,441	—	—	460	—	—
POSCO America Corporation		11,120	12,211	6,163	—	—	—
POSCO Asia Co., Ltd.		40,815	122,626	40,548	10,360	3,767	1,170
POSCO(Thailand) Co., Ltd.		17,501	25,919	18,376	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		6,652	13,805	24,404	—	—	—
POSCO-Vietnam Co., Ltd.		642	683	95,781	—	—	—
POSCO-Japan Co., Ltd.		35,258	28,515	25,972	25	4,958	6,701
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		6,749	10,412	12,356	—	—	—
POSCO-Mexico Co., Ltd.		140,570	80,443	16,247	—	—	—
Others		28,489	12,511	25,429	69,180	28,323	17,840

	~~W~~	727,407	748,349	526,859	511,259	420,918	617,397

Associate
Posmate Co., Ltd.		—	1,396	48	5,808	6,391	5,222
SNNC Co., Ltd.		136	182	1,974	19,059	57,512	26,963
USS-POSCO Industries (UPI)		98,865	58,347	39,100	—	—	—
Others		7,269	7,231	176	609	29,714	78

		106,270	67,156	41,298	25,476	93,617	32,263

	~~W~~	833,677	815,505	568,157	536,735	514,535	649,660

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.
(c)	For the six-month periods ended June 30, 2011 and 2010, details of compensation to key management officers are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Short-term benefits	~~W~~	41,199	39,964
Retirement benefit		13,926	9,968
Other long-term benefits		14,115	12,984
Share-based Payment		(1,639)	(15,316)

	~~W~~	67,601	47,600

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
34. Commitments and Contingencies
(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2011, are as follows:

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[The Company] POSCO	POSCO Maharashtra Steel private Ltd.	Export-Import Bank of Korea and others	USD	143,000,000	154,168
	POSCO Investment Co., Ltd.	HSBC	CNY	630,000,000	105,084
			MYR	240,000,000	85,238
			USD	251,296,295	270,923
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	230,000,000	247,963
			JPY	4,806,750,000	64,203
	Zeus (Cayman) Ltd.	Creditors	KRW	52,795	52,795
	Zhangjiagang Pohang Stainless Steel Co., Ltd	Mizuho	USD	160,000,000	172,496
Daewoo International Corporation	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea and others	USD	31,250,000	33,691
	Daewoo Cement (Shandong) Co., Ltd.	Other oversea financial institution	EUR	26,293,368	41,031
			CNY	43,000,000	7,172
		Export-Import Bank of Korea and others	USD	32,318,443	34,843
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	39,740	62

	Daewoo International Singapore Pte.	Woori Bank	USD	3,268,000	3,523
		STANDARD CHARTERED	USD	5,163,000	5,566
	Daewoo International Japan Corp.	Korea Development Bank	JPY	450,000,000	6,011
		Shinhan Bank	JPY	1,000,000,000	13,357
		MIZUHO	JPY	1,500,000,000	20,035
		SUMITOMO	JPY	2,000,000,000	26,714
	Daewoo Paper Manufacturing Co., Ltd.	Hana Bank	USD	2,800,000	3,019
	Daewoo Int’l Guangzhou Corp.	STANDARD CHARTERED	USD	1,912,220	2,062
	Daewoo International America Corp.	Shinhan Bank	USD	3,984,000	4,295
		Woori Bank	USD	961,000	1,036
POSCO E&C Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank	USD	11,000,000	11,859
		Export-Import Bank of Korea and others	USD	18,000,000	19,406
		ANZ	USD	5,000,000	5,391
		POSCO Investment Co., Ltd.	USD	9,500,000	10,242
	International Business Center Corporation	Export-Import Bank of Korea and others	USD	20,000,000	21,562
POSCO P&S Co., Ltd.	POSCO Canada Co., Ltd.	Hana Bank	USD	12,484,500	13,460
POSCO JAPAN Co., Ltd.	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	2,082,400,000	27,814
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	1,066,520,800	14,245
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	2,282,500,000	30,487
	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	2,258,750,000	30,170
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	4,104
POSCO E&C (Beijing) Co., Ltd.	HONG KONG POSCO E&C (CHINA)	Woori Bank(Beijing branch)	USD	33,000,000	35,577
		KB Bank(Seoul)	KRW	102,000	102,000
POSCO TMC Co., Ltd.	Suzhou POS-CORE Technology Co., Ltd.	POSCO Investment Co., Ltd.	USD	3,000,000	3,234
POSCOAST Co., Ltd.	DaiMyung TMS Co., Ltd.	Korea Exchange Bank	KRW	5,000	5,000

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[Associates] POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	CNY	313,590,000	52,307
			USD	11,180,000	12,053
	United Spiral Pipe, LLC	Comerica Bank_KOREA	USD	70,000,000	75,467
Daewoo International Corporation	DMSA, AMSA	Other Bank	USD	118,310,667	127,551
		Other oversea financial institution	USD	13,816,000	14,895
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500	7,500
	PSIB Co., Ltd.	Lotte Insurance	KRW	360,000	360,000
	CHUNGJU ENTERPRISE CITY	Nonghyup Bank	KRW	28,226	28,226
POSCO P&S Co., Ltd.	DEVELOPMENT Co., Ltd. Sebang Steel	Fukuoka Bank	JPY	245,000,000	3,272
POSCO ICT Co., Ltd.	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	POSCO ICT Co., Ltd.	KRW	2,530	2,530
	Uitrans LRT Co., Ltd.	POSCO ICT Co., Ltd.	KRW	64,638	64,638
	Innovalley Co., Ltd	POSCO ICT Co., Ltd.	KRW	115,336	115,336
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Coporation	China Construction Bank	CNY	100,000,000	16,680
POSCO China Holding Corp.	POSCO SeAH Steel Wir (Nantong) Co., Ltd.	POSCO Investment Co., Ltd.	USD	7,500,000	8,086
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea and others	USD	44,963,575	48,475
	Sherritt International Corporation	Export-Import Bank of Korea and others	USD	6,043,572	6,516
POSCO E&C Co., Ltd.	Seomyun development Co., Ltd and others	ABCP and others	KRW	88,000	88,000
		NH Bank	KRW	14,624	14,624
		ABCP and others	KRW	245,000	245,000
		ABCP and others	KRW	30,000	30,000
		ABCP and others	KRW	45,000	45,000
		ABCP and others	KRW	165,000	165,000
		Woori Bank	KRW	68,000	68,000
		KB Bank and others	KRW	329,970	329,970
		ABCP and others	KRW	145,000	145,000
		Shinhan Bank	KRW	4,950	4,950
		Kyobo Life Insurance Co., Ltd	KRW	310,000	310,000
		Korea Development Bank	KRW	644	644
POSCO P&S Co., Ltd.	Asia Speciality Steel Co., Ltd.	Yamaguchi Bank	JPY	2,700,000,000	36,064
	GIPI	Bank Muscat , Bank Sohar	USD	12,000,000	12,937
POSCO Plant Engineering Co., Ltd.	Halla Precision Eng. Co., Ltd. and others	Kookmin Bank	KRW	248,933	248,933
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	14,040,091	15,137
POSCO ICT Co., Ltd.	BTL business and others	POSCO ICT Co., Ltd.	KRW	1,219,362	1,219,362
POSCO M-TECH Co., Ltd.	TMC Co., Ltd	Seoul Guarantee Isurance	KRW	68	68
	PYUNGSAN SI Co., Ltd	Seoul Guarantee Isurance	KRW	463	463
	Hyundai Hysco Co., Ltd.	Seoul Guarantee Isurance	KRW	264	264
Daewoo Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	53,029	53,029
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	71,977	71,977
PHP Co., Ltd	Expo apt	Kookmin Bank	KRW	387,849	387,849
Daewoo Cement (Shandong) Co., Ltd.	SDAC	Bank of China	USD	35,000,000	37,734

			CNY	1,086,590,000	181,243
			EUR	26,333,108	41,093
			JPY	20,391,920,800	272,373
			KRW	4,166,158	4,166,158
			MYR	240,000,000	85,238
			USD	1,313,791,363	1,416,400
			UZS	6,519,920,000	4,104

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)
POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to ~~W~~ 3,005,937 million. POSCO E&C Co., Ltd. Provides payment guarantees on customers’ borrowings amounting to ABCP ~~W~~ 872,750 million and Pf loan ~~W~~ 637,830 million as of June 30, 2011.

(c)	Other commitments

POSCO	POSCO entered into a contract with Hanjin Shipping Co., Ltd., Hyundai Merchant Marine Co., Ltd., and others to use a transport ship for the transportation of raw materials and sales of

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of June 30, 2011, 292 million tons of iron ore and 48 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

As of June 30, 2011, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million and USD 3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective project fails. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by borrowing

The Company has lease agreements for using a Ro-Ro (roll-on roll-off) ship and it is recorded as a finance leases. The Company is making repayment of USD 11,583 thousands and ~~W~~1,953 millions, 90% of ship price, for 12 years.

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd has signed a Memorandum of Understanding with Samchang co. Ltd,. on acquiring nuclear power business. Date of acquisition and acquisition cost will be decided later.

POSCO E&C Co., Ltd.	To contractors involved in some of the construction contracts operator and financial institutions by agreement with the work of the operating funds operator ~~W~~117,314 million deposit. POSCO E&C Co., Ltd manage the deposit accounts as a memorandum account without separate accounting treatment reflecting the economic substance because the operator is the owner of above-mentioned account.

POSCO E&C Co., Ltd has bank overdraft agreements of up to ~~W~~20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and ~~W~~3,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to ~~W~~260,000 million and ~~W~~308 million with Woori Bank and ~~W~~530,000 million with Korea Exchange Bank.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

POSCO Specialty Steel Co., Ltd.	POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ~~W~~280,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used ~~W~~150,176 million of this loan agreement.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD55 million, and for a loan of up to ~~W~~165,000 million and POSCO Specialty Steel Co., Ltd. has used USD4.6 million for opening letters of credit.

POSCO Terminal Co., Ltd.	As of June 30, 2011, POSCO Terminal Co., Ltd. effected a charter with Polalis sheeping Co., Ltd for the shipping and recognized ~~W~~9,275 million of service cost. As of June 30, 2011, POSCO Terminal Co., Ltd. entered contracts about using facilities of harbor loading and unloading with Shin-chang and presented ~~W~~5,697 million of service cost for for using facilities of harbor loading and unloading. POSCO Terminal Co., Ltd. entered the contract of harbor loading and unloading and presented ~~W~~4,231 million of service cost.

POSCO Power Corp.	POSCO Power Corp. provides the entire quantity of electric power production to Kepco Corp. under the contract of LNG complex electric power.

POSCO Power Corp. provides the entire quantity of electric power production to Kepco Corp. under the contract of gas complex electric power.

POSCO Power Corp. is provided the entire quantity of natural gas from Korea Gas Corp. under the long-term contract of purchase.

Kwang Yang SPFC Co., Ltd.	Kwang Yang SPFC Co., Ltd. has signed delivery contracts with Donghwa, Guangil, Samil on June 14, and it will take into effect starting July.
(d)	Litigation in progress

As of June 30, 2011, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details are as follows:
(in millions of Won, in thousnad of foreign currencies)

				Legal equivalent
Company	Legal actions	Amount		Amount	Description

POSCO	11	KRW	11,107	11,107	Lawsuit on the claim for damages
POSCO E&C Co., Ltd.	47	KRW	48,750	48,750	Lawsuit on the claim for payment
POSCO P&S Co., Ltd.	2	KRW	1,135	1,135	Lawsuit on the claim for damages
POSCO Plant Engineering Co., Ltd.	2	KRW	1,638	1,638	Lawsuit on the claim for payment
POSCO ICT Co., Ltd.	8	KRW	1,983	1,983	Lawsuit on the claim for payment
Seoung Gwang Co., Ltd.	2	KRW	2,277	2,277	Imposed high tax rate
POSEC-Hawaii Inc.	1	USD	3,123	3,367	Lawsuit on the claim for compensation and defect-repair
POSCO E&C (Beijing) Co., Ltd.	1	CNY	3,790	632	Lawsuit on the claim
Daewoo Engineering Co., Ltd.	6	KRW	7,312	7,312	Lawsuit on the claim for damages
Posbro Co., Ltd.	1	KRW	435	435	Lawsuit on the claim for payment
Daewoo International Corporation	1	CNY	30,000	5,004	Lawsuit on the claim for damages
	1	EUR	5,000	7,803
	1	INR	4,458,849	106,834
	4	KRW	835	835
	2	USD	520	560
The Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material on the Company.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(e)	Other contingencies

POSCO has provided five blank promissory notes to Korea Resources Corporation and six blank promissory notes to Korea National Oil Corporation as collateral for outstanding loans.

As of June 30, 2011, POSCO E&C Co., Ltd. has provided eleven blank promissory notes, eleven blank checks and six other notes, approximately amounting to ~~W~~61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

Daewoo International Co., Ltd has provided fifty-one blank promissory notes to Korea National Oil Corporation as collateral for outstanding loans.
35. Cash Flows from Operating Activities
(a)	Adjustments for operating cash flows for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Depreciation (*1)	~~W~~	1,016,081	1,338,593
Amortization		50,600	35,154
Finance income (*2)		(940,500)	(419,643)
Finance costs (*2)		835,181	770,350
Income tax expense		795,867	747,065
Share of profit or loss of equity-accounted investees		(13,425)	(66,130)
Accrual of severance benefits		118,653	90,726
Bad debt expenses		80,811	11,344
Others		99,501	(31,087)

	~~W~~	2,042,769	2,476,372

(*1)	Depreciation expense of investment properties is included.

(*2)	Finance income and finance costs do not contain gains or losses on foreign currency transaction and gains or losses on foreign currency translation.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Changes in operating assets and liabilities for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Trade accounts and notes receivable	~~W~~	(1,757,054)	(808,563)
Current financial assets		101,604	(54,152)
Inventories		(1,924,765)	(2,076,589)
Other current assets		(406,140)	(214,788)
Other long-term assets		49,597	16,304
Accounts payable		511,849	817,840
Other current financial liabilities		(315,367)	(50,938)
Other current liabilities		550,655	278,148
Provision		2,839	12,916
Payment of severance benefits		(93,860)	(55,035)
Plan assets		(26,532)	(7,461)
Other long-term liabilities		25,729	2,168

	~~W~~	(3,281,445)	(2,140,150)

36. Operating Segments
(a)
Segment information is provided on the basis of operating segments — steel, trading, construction and others. The operating segments presented reflect the management structure of the company and the way which the company’s management reviews business performance. The segment results and assets are measured based on sales and operating income, and total assets respectively, in accordance with K-IFRS without any adjustment for corporate allocations.

(b)	Revenue and segment profit of each segment for the six-month periods ended June 30, 2011 and 2010 are as follows:
1)	For the six-month periods ended June 30, 2011

(in millions of Won)	Steel		Trading	Construction	Others	Consolidated	Total

Gross revenue	~~W~~	27,511,149	13,689,795	3,623,334	2,625,816	—	47,450,094
Internal sales		7,809,100	3,910,423	1,314,179	1,119,075	—	14,152,777
Net revenue		19,702,049	9,779,372	2,309,156	1,506,740	—	33,297,317
Interest income		72,729	7,346	12,245	8,961	(5,226)	96,055
Interest expenses		264,406	50,944	32,809	51,535	(10,841)	388,853
Depreciation and amortiztion		1,040,510	5,836	15,636	75,382	(70,683)	1,066,681
Share of profit or loss equity-accounted		(16,775)	—	—	(1,752)	31,952	13,425
Income tax expense		715,459	18,190	40,089	19,224	2,905	795,867
Segments income		2,431,482	83,535	99,725	100,938	(250,634)	2,465,046
Investment in associates		12,508,922	1,725,861	695,981	105,985	(11,518,761)	3,517,988
Acquisition of non-current assets	~~W~~	4,969,440	174,207	39,333	662,005	90,394	5,935,379

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)	For the six-month periods ended June 30, 2010

(in millions of Won)	Steel		Trading	Construction	Others	Consolidated	Total

Gross revenue	~~W~~	21,184,626	1,909,393	4,012,635	1,198,172	—	28,304,826
Internal sales		4,355,606	826,802	2,010,762	546,439	—	7,739,609
Net revenue		16,829,020	1,082,591	2,001,874	651,732	—	20,565,217
Interest income		133,678	1,486	11,910	11,775	(212)	158,637
Interest expenses		194,207	3,646	28,924	41,093	(4,594)	263,276
Depreciation and amortization		1,389,963	314	14,761	42,093	(73,384)	1,373,747
Share of profit or loss of equity-accounted investees		—	—	—	389	65,741	66,130
Income tax expense		663,142	2,893	49,031	(531)	32,530	747,065
Segments income		2,669,684	9,692	152,628	(10,892)	(325,638)	2,495,474
Investment in associate		6,927,552	378,991	596,556	19,208	(6,709,253)	1,213,054
Acquisition of non-current assets	~~W~~	3,557,549	839	53,672	629,404	13,564	4,255,028
(c)	Financial positons of each segment as June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:
1)	June 30, 2011

(in millions of Won)	Steel	Trading	Construction	Others	Consolidated	Total
Assets
Current assets	20,363,088	7,240,496	5,678,722	2,619,191	(4,239,888)	31,661,609
Non-current assets	43,905,412	3,693,799	1,664,698	3,232,016	(9,626,480)	42,869,445

	64,268,500	10,934,295	7,343,420	5,851,207	(13,866,368)	74,531,054

Liabilities
Current liabilities	11,599,855	6,677,398	3,516,044	1,771,253	(3,612,772)	19,951,778
Non-current liabilities	9,485,505	2,038,864	872,667	2,158,818	29,664	14,585,518

	21,085,360	8,716,262	4,388,711	3,930,071	(3,583,108)	34,537,296

2)	December 31, 2010

(in millions of Won)	Steel	Trading	Construction	Others	Consolidated	Total
Assets
Current assets	18,484,564	6,144,044	4,735,659	2,030,014	(3,735,797)	27,658,484
Non-current assets	42,289,172	3,461,662	1,741,701	2,948,123	(8,694,609)	41,746,049

	60,773,736	9,605,706	6,477,360	4,978,137	(12,430,406)	69,404,533

Liabilities
Current liabilities	11,171,303	5,864,784	3,174,657	1,650,165	(3,574,761)	18,286,148
Non-current liabilities	8,398,810	1,654,248	457,709	1,757,701	312,750	12,581,218

	19,570,113	7,519,031	3,632,365	3,407,866	(3,262,009)	30,867,366

3)	January 1, 2010

(in millions of Won)	Steel	Trading	Construction	Others	Consolidated	Total
Assets
Current assets	16,779,208	865,041	4,092,438	1,447,448	(2,768,384)	20,415,751
Non-current liabilities	33,824,870	485,045	1,870,304	2,171,460	(7,254,387)	31,097,292

	50,604,078	1,350,086	5,962,742	3,618,908	(10,022,771)	51,513,043

Liabilities
Current liabilities	6,506,543	830,291	2,840,396	1,239,819	(2,408,486)	9,008,563
Non-current liabilities	7,468,302	7,009	972,346	993,572	(270,430)	9,170,799

	13,974,845	837,299	3,812,742	2,233,391	(2,678,915)	18,179,362

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(d)	Sales by regional groups for the six-month period ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	June 30, 2011		June 30, 2010

Domestic	~~W~~	26,232,953	16,268,464
Japan		1,012,110	590,160
China		2,851,468	2,437,853
Asia		1,351,695	692,654
North America		589,615	113,414
Others		1,259,476	462,672

	~~W~~	33,297,317	20,565,217

(e)	Non-current assets by regional groups as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	June 30, 2011 (*)		December 31, 2010 (*)	January 1, 2010 (*)

Domestic	~~W~~	28,190,880	26,578,068	21,141,956
Japan		280,948	292,742	267,777
China		1,502,347	1,412,997	1,047,802
Asia		780,815	754,191	744,832
North America		83,853	72,809	34,749
Others		1,087,654	1,439,467	418,069

	~~W~~	31,926,497	30,550,274	23,655,185

(*)	Includes investment property, property, plant and equipment and intangible assets.
37. Transition to K-IFRS
The previously issued consolidated financial statements as of December 31, 2010 and the statements of financial position at the date of transition are stated in accordance with previous GAAP. However these consolidated financial statements have been prepared in accordance with K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”.
Accordingly, the Company adjusted the financial statements as of December 31, 2010 and previous statements of financial position at the date of transition reported in accordance with previous GAAP. The transition from previous GAAP to K-IFRS affected its reported financial position, financial performance and cash flows is as follows:
(a)	Exemptions elected from K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards” by the Company

The Company has elected to use one or more of the exemptions in accordance with K-IFRS 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
1)	Business combination

The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.

2)	Deemed cost of property, plant and equipment

The Company has elected to use the revaluations of prior to the date of transition to K-IFRS as deemed cost at the date of transition for certain items of property, plant and equipment and use the fair value at the date of transition as deemed cost at the date of transition for certain machinery and equipment.

3)	Borrowing costs

The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS .

4)	Cumulative translation differences

The Company has elected to set the previously cumulative translation differences to zero at the date of transition and these exemption are applied to all foreign operations.

5)	Share-based payment transactions

The Company has not retrospectively applied K-IFRS accouting requirements to cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.

6)	Leases

For arrangements existing at the date of transition to K-IFRS, the Company determined whether the arrangements were lease arrangements based on the facts and circumstances at the date of transition.
(b)	The significant adjustments regarding transition to K-IFRS are as follows:
1)	Employee Benefits

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of statement of financial position. Under K-IFRS, the Company recognized defined benefit obligation based on actuarial assumptions.

2)	Goodwill acquired in the business combination or a gain from a bargain purchase

Under previous GAAP, the Company amortized goodwill acquired in a business combination on a straight-line method of less than 20 years and a gain from a bargain purchase reversed in weighted average useful life of depreciable assets. Under K-IFRS, goodwill is not amortized, but is tested for impairment annually. Also, a gain from a bargain purchase is recognized in profit or loss on the acquisition date.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
3)	Transfer of financial assets

Under previous GAAP, the Company recognized transfer of the financial assets to financial institution as disposal transaction when the control is transferred. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial asset, it is recognized in the financial liabilities instead of derecognition of financial assets.

4)	Deferred taxes

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book base and its tax base regarding the investment in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities considering how the temporary differences will be realized.

5)	A lot-solid apartment after rental

Under previous GAAP, a lot-solid apartment after rental is accounted for as an operating lease. Under K-IFRS, a lot-solid apartment of the rental is accounted for as a finance lease.

6)	Construction contract

Under previous GAAP, contract revenue associated with a construction contract shall be recognized as revenue by reference to the stage of completion of the contract activity at the end of the reporting period while costs shall be recognized as expenses are incurred. Under K-IFRS, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period.

Also, under previous GAAP, there is no specific guideline for determining and disclosing the gross amount due from customers for contract work and the gross amount due to customers for contract work while under K-IFRS these amounts should be determined and disclosed.

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Changes in scope of subsidiaries

	Changes	Subsidiaries

Inclusion(35)	Included in the scope of consolidation under K-IFRS. These entities were not consolidated under K-GAAP since their total assets were less than ~~W~~10 billion.	PT. POSNESIA, Qingdao Pos-metal Co., Ltd., POSCO E&C India Private Ltd., POSCO E&C SMART, Pohang SFC Co., Ltd., POSWITH Co., Ltd., Basis Industries, Dalian POSCON Dongbang Automatic Co., Ltd., SANPU TRADING CO., LTD., Zhangjiagang BLZ Pohang International Trading Co., Ltd., POSCO Australia GP Limited, POSCO Mexico Human Tech., POSCO Mexico East Steel Distribution Center Co., Ltd., POSTECH BD Newundertaking fund, POSCO Gulf Logistics LLC., POSBRO Co., Ltd., POSCO ICT-China, DWEMEX S.A.DE C.V., POS MPC Servicios de C.V., EUROTALY S.A., POSCO South East Asia Pte. Ltd., VECTUS Ltd., POMIC Co., Ltd., POSCO Maharashtra Steel Pvt. Ltd., POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center , POSCO Vietnam Ha Noi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co., Ltd., POSCO E&C Venezuela C.A, POSFINE Co., Ltd., PT. MRI, Mapo high broad parking Co., Ltd., Dakos Co., Ltd., POSCALCIUM Company, Ltd

	Included in the scope of consolidation under K-IFRS 2012: Consolidation-Special Purpose Entities	ZEUS(Cayman)

Exclusion(5)	The Company owns less than 50% of voting power. These entities are excluded from the scope of consolidation assuming that the Company does not have de facto control.	Metapolis Co., Ltd., POSMATE Co., Ltd., POSCO M-TECH Co., Ltd., Universal Studios Resort Asset Management Corp., VSC POSCO Steel Corporation
(d)	Effects on financial position, financial performance and cash flows by the transition from previous GAAP to K-IFRS
1)	Reconciliations of the financial position on January 1, 2010:

	Total		Total	Total
(in millions of Won)	assets		liabilities	equity

Previous GAAP	~~W~~	50,311,748	18,647,435	31,664,313

Adjustments:
Changes of consolidation		(575,395)	(430,521)	(144,874)
Revaluation of machinery and equipment		1,945,001	—	1,945,001
Discount of accounts receivable		111,759	111,932	(173)
Defined benefit liabilities		(63)	36,497	(36,560)
Deffered tax effect		(291,237)	(155,833)	(135,404)
Derivatives		(53,945)	(798)	(53,147)
Construction contracts		417,722	388,262	29,460
Application to finance lease by arrangements		(38,965)	—	(38,965)
Application to finance lease for a lot-solid apartment after rental		(316,935)	(359,542)	42,607
Adjustments of available-for-sale securities		(28,783)	—	(28,783)
Reversal of negative goodwill		10,352	—	10,352
Other adjustments		21,784	(58,070)	79,854

Total adjustments		1,201,295	(468,073)	1,669,368

K-IFRS	~~W~~	51,513,043	18,179,362	33,333,681

POSCO
Notes to Consolidated Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010

						Total
	Total		Total	Total		comprehensive
(in millions of Won)	assets		liabilities	equity	Net income	income

Previous GAAP	~~W~~	67,945,933	30,744,512	37,201,421	4,217,695	4,840,977

Adjustments:
Changes in scope of of consolidated companies		(1,246,713)	(985,200)	(261,513)	206,889	130,970
Revaluation of machinery and equipment		1,633,056	—	1,633,056	(305,945)	(305,945)
Transfer of a financial asset		1,344,849	1,338,732	6,117	1,635	1,635
Finance lease		(542,848)	(557,959)	15,111	11,469	11,469
Construction contracts		341,623	313,380	28,243	(2,942)	(2,942)
Actuarial valuation of defined benefit liabilities		(4,067)	91,357	(95,424)	144,073	(8,052)
Deffered tax effect		(241,991)	(469,488)	227,497	55,881	55,881
Withdrawal of amortization on goodwill		68,364	—	68,364	68,364	68,364
Recognition of callable preferred stock as borrowings		—	207,569	(207,569)	(7,759)	(7,759)
Capitalization of financial cost		63,382	92,186	(28,804)	1,733	1,733
Recognition of financial guarantee liabilities		21,304	27,443	(6,139)	(1,618)	(1,618)
Adjustments of derivative		(36,896)	(13,496)	(23,400)	31,386	31,386
Replacement of investment property		(2,979)	—	(2,979)	(2,979)	(2,979)
Reversal of negative goodwill		9,819	—	9,819	9,819	9,819
Other adjustments		51,697	78,330	(26,633)	(242,050)	(57,498)
Total adjustments		1,458,600	122,854	1,335,746	(32,044)	(75,536)

K-IFRS	~~W~~	69,404,533	30,867,366	38,537,167	4,185,651	4,765,441

3)	Cash flow statement

Under K-IFRS, interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flow operating activities. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

POSCO
Separate Interim Financial Statements
(Unaudited)
June 30, 2011
(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
POSCO:
Reviewed financial statements
We have reviewed the accompanying separate statement of financial position of POSCO (the “Company”) as of June 30, 2011, and separate statements of comprehensive income for the three-month and six month periods ended June 30, 2011 and 2010 changes in equity and cash flows for the six-month periods ended June 30, 2011 and 2010 and notes, comprising a summary of significant accounting policies and other explanatory information (“the separate interim financial information”).
Management’s responsibility
Management is responsible for the preparation and fair presentation of this separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the separate interim financial statements free of material misstatements due to error or fraud.
Auditor’s review responsibility
Our responsibility is to express a conclusion on this separate interim financial information based on our review.
We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”.

Other considerations
As discussed in note 3, the Company prepared the separate interim financial information in accordance with accounting policies which management plans to adopt for its first annual financial statements in accordance with K-IFRS. The accounting policies applied for the separate interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with K-IFRS for the year ending December 31, 2011.
Seoul, Korea
August 26, 2011
This report is effective as of August 26, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial information. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO
Separate Statements of Financial Position
As of June 30, 2011, December 31, 2010 and January 1, 2010
(Unaudited)

		June 30,		December 31,	January 1,
(in millions of Won)	Note	2011		2010	2010

Assets

Cash and cash equivalents	5,19	~~W~~	1,516,474	672,426	626,782
Trade accounts and notes receivable, net	6,19,33		3,877,956	3,548,448	2,951,783
Other short-term financial assets	7,19		1,753,327	2,754,319	6,304,563
Inventories	8		7,138,768	5,998,545	2,996,325
Other current assets	9		52,080	19,867	20,409

Total current assets			14,338,605	12,993,605	12,899,862

Long-term trade accounts and notes receivable, net	6,19,33		24	24	1,306
Other long-term financial assets	7,19		4,719,151	5,015,783	4,438,130
Investment in subsidiaries and associates	10		11,353,548	10,470,156	5,787,831
Investment property, net	11		119,059	92,273	104,362
Property, plant and equipment, net	12		20,641,200	20,011,110	18,412,868
Intangible assets, net	13		231,105	229,137	201,614
Other non-current assets	9		275,901	274,139	8,706

Total non-current assets			37,339,988	36,092,622	28,954,817

Total assets		~~W~~	51,678,593	49,086,227	41,854,679

See accompanying notes to separate interim financial statements.

3

POSCO
Separate Statements of Financial Position, Continued
As of June 30, 2011, December 31, 2010 and January 1, 2010
(Unaudited)

		June 30,		December 31,	January 1,
(in millions of Won)	Note	2011		2010	2010

Liabilities
Trade accounts payable	19,33	~~W~~	1,418,483	1,310,877	739,746
Short-term borrowings	14,19		3,394,791	3,116,364	699,849
Other short-term financial liabilities	15		1,265,211	958,081	1,157,314
Current income tax liabilities	30		393,324	594,539	290,638
Provisions	16		26,426	9,582	5,154
Other current liabilities	18		69,147	62,011	61,636

Total current liabilities			6,567,382	6,051,454	2,954,337

Long-term borrowings	14,19		7,019,959	6,296,633	5,681,243
Other long-term financial liabilities	15,19		130,757	52,166	100,758
Employee benefits	17		104,170	324,003	216,823
Deferred tax liabilities	30		473,025	334,199	237,995
Other long-term liabilities	18		3,763	4,277	6,277

Total non-current liabilities			7,731,674	7,011,278	6,243,096

Total liabilities			14,299,056	13,062,732	9,197,433

Shareholders’ Equity
Share capital	20		482,403	482,403	482,403
Capital surplus	20		1,229,700	1,158,539	1,158,539
Reserves	21		653,563	1,011,557	634,571
Treasury shares	22		(2,391,406)	(2,403,263)	(2,403,263)
Retained earnings			37,405,277	35,774,259	32,784,996

Total shareholders’ equity			37,379,537	36,023,495	32,657,246

Total liabilities and shareholders’ equity		~~W~~	51,678,593	49,086,227	41,854,679

See accompanying notes to separate interim financial statements.

4

POSCO
Separate Statements of Comprehensive Income
For the three-month and six-month periods ended June 30, 2011 and 2010
(Unaudited)

		For the three- month periods			For the six- month periods
		ended June 30			ended June 30
(in millions of Won, except per share information)	Notes	2011		2010	2011	2010

Revenue	24, 33	~~W~~	10,031,967	7,932,695	19,144,089	14,882,221
Cost of sales	27, 33		(8,083,700)	(5,775,350)	(15,854,123)	(10,952,034)

Gross profit			1,948,267	2,157,345	3,289,966	3,930,187

Selling and administrative expenses
Administrative expenses	25,29		(210,998)	(165,603)	(416,731)	(332,849)
Selling expenses	25		(212,063)	(192,914)	(424,083)	(366,228)

Other operating income	26		9,330	24,561	20,647	54,973
Other operating expenses	26		(38,540)	(25,330)	(52,831)	(45,973)

Operating profit	32		1,495,996	1,798,059	2,416,968	3,240,110
Financial income and costs
Financial income	28		308,793	140,826	728,123	531,716
Financial costs	28		(162,295)	(547,672)	(328,146)	(702,344)

Profit before income tax			1,642,494	1,391,213	2,816,945	3,069,482
Income tax expense	30		(396,696)	(288,533)	(643,791)	(592,304)

Profit for the period			1,245,798	1,102,680	2,173,154	2,477,178
Other comprehensive income
Net changes in fair value of available-for-sale investments, net of tax	21		(240,316)	(198,103)	(357,994)	(132,309)
Defined benefit plan actuarial gains (loss), net of tax	17		(49,655)	9,455	35,611	(23,756)

Other comprehensive income, net of tax		~~W~~	955,827	914,032	1,850,771	2,321,113

Basic and diluted earnings per share	31	~~W~~	16,128	14,314	28,128	32,157
See accompanying notes to separate interim financial statements.

5

POSCO
Separate Statements of Changes in Equity
For the six-month periods ended June 30, 2011 and 2010
(Unaudited)

	Share		Capital		Treasury	Retained
(in millions of Won)	Capital		Surplus	Reserves	Shares	Earnings	Total

Balance as of January 1, 2010	~~W~~	482,403	1,158,539	634,571	(2,403,263)	32,784,996	32,657,246
Comprehensive income:
Profit for the period		—	—	—	—	2,477,178	2,477,178
Net changes in fair value of available-for-sale investments, net of tax		—	—	(132,309)	—	—	(132,309)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(23,756)	(23,756)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)

Balance as of June 30, 2010	~~W~~	482,403	1,158,539	502,262	(2,403,263)	34,737,704	34,477,645

	Share		Capital		Treasury	Retained
	Capital		Surplus	Reserves	Shares	Earnings	Total

Balance as of January 1, 2011	~~W~~	482,403	1,158,539	1,011,557	(2,403,263)	35,774,259	36,023,495
Comprehensive income:
Profit for the period		—	—	—	—	2,173,154	2,173,154
Net changes in fair value of available-for-sale investments, net of tax		—	—	(357,994)	—	—	(357,994)
Defined benefit plan actuarial gains, net of tax		—	—	—	—	35,611	35,611
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	71,161	—	73,153	—	144,314

Balance as of June 30, 2011	~~W~~	482,403	1,229,700	653,563	(2,391,406)	37,405,277	37,379,537

See accompanying notes to separate interim financial statements.

6

POSCO
Separate Statements of Cash Flows
For the six-month periods ended June 30, 2011 and 2010
(Unaudited)

(in millions of Won)	Notes	2011		2010

Cash flows from operating activities
Cash generated from operations		~~W~~	2,072,355	2,612,181
Profit for the period			2,173,154	2,477,178
Adjustments	35		1,264,616	2,005,565
Changes in operating assets and liabilities	35		(1,365,415)	(1,870,562)
Interest received			63,173	124,696
Interest paid			(182,300)	(131,830)
Dividends received			181,554	60,696
Income taxes paid			(635,741)	(303,627)

Net cash provided by operating activities			1,499,041	2,362,116

Cash flows from investing activities
Disposal of short-term financial instruments			3,088,970	8,969,744
Disposal of available-for-sale investments			297	121,129
Decrease in long-term loans			6,464	—
Disposal of investment in subsidiaries and associates			48	—
Disposal of property, plant and equipment			9,307	7,826
Acquisition of short-term financial investments			(1,957,536)	(9,645,672)
Increase in short-term loans			—	(6,100)
Acquisition of available-for-sale instruments			(159,839)	(48,061)
Increase in long-term loans			(6,928)	(9,081)
Acquisition of investement in subsidiaries and associates			(880,834)	(316,737)
Acquisition of property, plant and equipment			(1,529,833)	(2,095,472)
Cost of removal of property, plant and equipment			(6,635)	(9,513)
Acquisition of intangible assets			(9,187)	(5,867)
Others			(3,247)	(430,603)

Net cash used in investing activities			(1,448,953)	(3,468,407)

Cash flows from financing activities
Proceeds from borrowings			3,315,418	1,754,880
Increase in long-term financial liabilities			2,119	40,806
Disposal of treasury shares			164,384	—
Repayment of borrowings			(2,044,979)	(569,999)
Decrease in long-term financial liablities			(3,939)	(27,951)
Acquisition of treasury shares			(61,296)	—
Payment of cash dividends			(577,747)	(500,714)

Net cash used in financing activities			793,960	697,022

Net increase (decrease) in cash and cash equivalents			844,048	(409,269)

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			672,426	626,782

Cash and cash equivalents at end of the period		~~W~~	1,516,474	217,513

See accompanying notes to separate interim financial statements.

7

POSCO
Notes to Separate Interim Financial Statements
As of June 30, 2011
(Unaudited)
1. Reporting Entity
POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.
The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through nine of its overseas liaison offices.
As of June 30, 2011, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.
2. Statement of Compliance
Statement of compliance
The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.
K-IFRS is effective as of the fiscal year beginning on January 1, 2011. The Company has also presented the comparative information in the separate interim financial statements in accordance with K-IFRS.
These interim financial statements are separate interim financial statements in accordance with K-IFRS 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.
These separate interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by its first IFRS financial statements.
An explanation of how the transition from previous GAAP to K-IFRS has affected the Company’s reported financial position, financial performance and cash flows is provided in note 36.

8

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Basis of measurement
The separate financial statements have been prepared under the historical cost basis except for the following items, as described in the accounting policy below.
1)	Derivatives measured at fair value

2)	Trading securities measured at fair value

3)	Available-for-sale financial assets measured at fair value

4)	The liability for stock appreciation rights measured at fair value

5)	Employee benefits measured at the present value of the defined benefit obligation less the fair value of the plan assets
Functional and presentation currency
These financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.
Use of estimates and judgements
The preparation of the interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. This includes valuation of property, plant and equipment, trade accounts and notes receivables, inventories, deferred tax assets and derivative financial instruments. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:
●	Note 17— Employee Benefits

9

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
3. Summary of Significant Accounting Policies
The significant accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening K-IFRS statement of financial position at January 1, 2010 for the purposes of the transition to K-IFRSs. The accounting policies the Company presented in interim financial statements are changeable when the accounting policies by opening K-IFRS financial statement of the end of fiscal year December 31, 2011 are confirmed.
The Company’s transition date to K-IFRS in accordance with IFRS1 is January 1, 2010, and reconciliations and descriptions of the effect of the transition are provided in Note 36.
Investments in subsidiaries and associates
These interim financial statements are the separate financial statements in accordance with K-IFRS 1027, “Consolidated and Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS 1027. The carrying amount under previous GAAP on the date of transition to K-IFRS is considered to be the deemed cost of investments in subsidiaries and associates on the date of transition. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.
Foreign currency transactions and translation
Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.
Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, checking accounts, time deposits and others with original maturities of three months or less, except for equity instruments.

10

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Non-derivative financial assets
Non-derivative financial assets include financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes loans and receivables on the date that they are originated.
All other non-derivative financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
Except for financial assets at fair value through profit and loss, when a non-derivative financial asset is recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the non-derivative financial asset.
(a)	Financial assets at fair value through profit or loss

A non-derivative financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such non-derivative financial assets are classified as held-to-maturity. Subsequent to initial recognition, the held-to-maturity financial assets are measured at amortized cost by using the effective interest method, less any impairment losses.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, the loans and receivables are measured at amortized cost by using the effective interest rate method, less any impairment losses.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified in any of the previous categories. Subsequent to initial recognition, the available-for-sale financial assets are measured at fair value. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments, are measured at cost.

11

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flow from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

(f)	Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position only when the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories
Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.
When inventories are sold, the carrying amount of those inventories are recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.
Investment property
Investment property is held to earn rentals. An investment property including transaction costs is measured initially at its cost. Subsequently, investment property is measured at cost less accumulated depreciation and accumulated impairment losses.
Property, plant and equipment
Property, plant and equipment are generally measured at cost. The cost includes expenditures that are directly attributable to bringing the asset to a working condition for its intended use and the estimated costs of dismantling and removing the asset, if applicable, and restoring the site on which it is located. Upon the Company’s transition to K-IFRS, the deemed cost of certain machinery and equipment was measured at fair value.

12

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.
(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.
Depreciation is based on the cost of an asset less its residual value. Depreciation of property, plant and equipment, except for land, is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Lease assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.
The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.
The estimated useful lives for the current and comparative periods are as follows:

Buildings	20-40 years
Structures	20-40 years
Machinery and equipment	1-15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years
The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
In order to apply the useful life which corresponds to the available periods of the machinery and equipment’s expected utility, from January 1, 2011 the Company changed the useful life of certain machinery and equipment in its steel operating segment from 8 years to 15 years. During the six-month periods ended June 30, 2011, the depreciation costs decreased by ~~W~~618,410 million as a result of this change in the useful life.

13

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. A qualifying asset takes a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Also, assets that are ready for their intended use or sale when acquired are not qualifying assets.
To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.
Intangible assets
Intangible assets are initially measured at cost and the carrying amount is the amount at which an asset is recognized in the statement of financial position after deducting any accumulated amortization and accumulated impairment losses thereon.
Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of intangible assets, as described below, with nil residual value from the date that they are available for use.

Intellectual property rights	5-10 years
Port facilities usage rights	1 -75 years
Development expenses	4 years
Other intangible assets	4-20 years
The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at each financial year-end and adjusted, if appropriate. An intangible asset with an indefinite useful life is reviewed each period to determine whether events and circumstances continue to support its indefinite useful life.

14

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Expenditure on research shall be recognized as an expense when it is incurred. An intangible asset arising from development shall be recognized if, and only if, an entity can demonstrate all of following:
(a)	the technical feasibility of completing the intangible assets so that it will be available for use or sale,

(b)	its intention to complete the intangible assets,

(c)	its ability to use or sell the intangible assets,

(d)
how the intangible assets will generate probable future economic benefits — among other things, the entity can demonstrate the existence of a market for the output of the intangible assets or the intangible assets itself or, if it is to be used internally, the usefulness of the intangible assets,

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible assets, and

(f)	its ability to measure reliably the expenditure attributable to the intangible assets during its development.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.
Leases
A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership. All other leases are classified as operating leases.
(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its statements of financial position, the lesser of the fair value of the leased property and the present value of the minimum lease payments. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.

15

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Impairment for financial assets
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on reliably estimated future cash flows of the asset.
Objective evidence that financial assets are impaired can include default or delinquency by an issuer, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, (a) default or delinquency by an issuer or (b) a significant or prolonged decline in an equity security’s fair value below its cost represent objective evidence of impairment.
The Company considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. Receivables and held-to-maturity investment securities which are not individually significant are collectively assessed from impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.
The amount of the impairment loss on financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss.
The amount of the impairment loss on financial assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

16

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.
Impairment for non-financial assets
The Company assesses at each reporting date whether there is any indication that the Company’s non-financial assets are impaired. If any such indication exists, the Company estimates the recoverable amount of the asset, except for assets arising from employee benefits, inventories, and deferred tax assets.
Recoverable amount is determined for an individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is defined as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows expected to be derived from an asset or cash-generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.
If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is recognized in profit or loss as an impairment loss.
Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amounts of the other assets in the unit on a pro rata basis. The Company assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, the Company estimates the recoverable amount of that asset. The increased carrying amount of an asset attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

17

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Non-derivative financial liabilities
Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the contract and definition of financial liabilities, and are recognized on the statement of financial position when the Company becomes a party to the contractual provisions of the instrument.
Financial liabilities at fair value through profit or loss are measured at fair value after initial recognition and the changes of fair value are recognized in profit or loss. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost by using the effective interest rate method.
The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expired.
Derivative financial instruments
Derivatives are recognized initially at fair value and are remeasured at fair value at the end of each reporting period.
Embedded derivatives, if any, are separated from the host contract and accounted for separately only if the following criteria have been met:
(a)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value through profit or loss.
Changes in the fair value of embedded derivatives separated from the host contract are recognized immediately in profit or loss.
Employee benefits
(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation and the obligation can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

18

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Post-employment benefit: Defined contribution plans

With regard to the defined contribution plan, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(c)	Post-employment benefit: Defined benefit plans

The Company recognizes the pension liability related to defined benefit plans at the end of a reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets.

The Company uses the projected unit credit method in order to determine the defined benefit obligation. The liability is determined by discounting estimated future cash flows using the market yields on high quality corporate bonds that have a similar maturity to the maturity of the related employment benefit. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. The changes in actuarial assumptions and experience adjustments are recognized outside profit or loss.

When the amount determined may be an asset, the asset is limited to the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan and any cumulative unrecognized net actuarial losses and past service cost.

When the benefits of a plan are enhanced, the portion of the incremental benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

Stock Appreciation Rights
The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.

19

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.
Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.
Share capital
Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock, less its tax effects, are deducted from equity.
If the Company reacquires its own equity instruments, those instruments (“treasury shares”) are deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.
Revenue
The Company’s revenue from the sale of goods and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.
(a)	Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(b)	Service rendered

Service sales are mostly comprised of rental income. Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the leases.

20

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Government grants
Government grants are not recognized until there is reasonable assurance that the Company will comply with a grant’s conditions, and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the asset and recognized in profit or loss on a systematic and rational basis over the life of a depreciable asset. Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.
Finance income and finance costs
Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.
Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.
Income tax
Income tax expense comprises current tax and deferred tax, and is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.
(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year. Since taxable income excludes income which will be added or deductible in other taxation periods, non-taxable items or non-deductible items from net income on comprehensive income statements, the taxable income and net income on comprehensive income statements differ. Tax payable related to current tax is calculated by using tax rates enacted or substantively enacted.

21

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

However, deferred tax is not recognized for the following temporary differences:

1)	the initial recognition of goodwill; or

2)	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss

All deferred tax liabilities are recognized for taxable differences relating to investments in subsidiaries and jointly controlled entities except the case of that the Company can control the reverse timing of the temporary differences and it is probable that they will not reverse in the foreseeable future.

In addition, deferred tax assets from deductible temporary differences are recognized only when it is probable that they will not reverse in the foreseeable future and it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and the Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity only if they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities.

22

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
Basic and Diluted Earnings per share
The Company calculates basic earnings per share (“EPS”) data for its ordinary shares, which is included at the end of the statement of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares held.
4. Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments. This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing these risks and the Company’s management of financial risks, including quantitative disclosures.
(a)	Risk management policy
The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The purpose of risk management policies is to identify the potential risk factors that may affect the Company’s financial performance, and minimize or eliminate them to the extent that is acceptable. The risk management framework and policies are regularly reviewed to reflect market situations and changes in the Company’s activities.
The Company aims to establish an effective control environment in which every employee understands his or her responsibility by training, management manuals and procedures.
(b)	Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade and other receivables. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.
The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The allowance for impairment includes impairment losses of trade and other receivables that are individually significant, and unidentified impairment losses of the assets in a group of financial assets with similar credit risk characteristics. The allowance for impairment of a group of financial assets is determined based on the historical data of financial assets with similar credit risk characteristics.

23

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Liquidity risk management
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it always maintains a diversified maturity profile in its loan portfolio.
The Company’s cash flow from business, borrowing or financing is sufficient to cash requirement for the investment. The Company believes that it is capable of raising funds by borrowing or financing if the Company is not able to have generate cash flow requirements its operations. The Company has committed borrowing facilities with various banks.
(d)	Market risk management
Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.
1) Currency risk
The Company is exposed to currency risk for sales, purchases and borrowings in a currency other than the functional currency, Korean Won. The Company’s general policy in respect of foreign currency risks is a natural hedge which foreign currency income should be firstly offset with foreign currency expenditures. And the remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. And the Company’s management has monitored the currency regularly for hedging foreign exchange exposure.
2) Interest rate risk
The Company mostly borrows at fixed interest rates. The Company’s management has monitored regularly for hedging interest rate risk from variable rate.
(e)	Management of capital risk
The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period. The equity attributable to owners as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011	2010	January 1, 2010

Total borrowings	10,414,750	9,412,997	6,381,092
Less: Cash and cash equivalents	1,516,474	672,426	626,782
Net borrowings	8,898,276	8,740,571	5,754,310
Total shareholders’ equity	37,379,537	36,023,495	32,657,246

Net borrowings-to-equity ratio	23.81%	24.26%	17.62%

24

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
5. Cash and Cash Equivalents
Cash and cash equivalents as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Checking accounts	~~W~~	1,074	886	817
Time deposits		1,130,000	300,000	380,465
Money market trust		245,400	111,500	228,700
Money market funds		140,000	260,040	—
Other cash and cash equivalents		—	—	16,800

	~~W~~	1,516,474	672,426	626,782

6. Trade Accounts and Notes Receivable
Trade accounts and notes receivable as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Current
Trade accounts and notes receivable	~~W~~	3,879,906	3,553,135	2,963,035
Less: Allowance for doubtful accounts		(1,950)	(4,687)	(11,252)

		3,877,956	3,548,448	2,951,783

Non-Current
Trade accounts and notes receivable		252	252	1,875
Less: Allowance for doubtful accounts		(228)	(228)	(569)

		24	24	1,306

	~~W~~	3,877,980	3,548,472	2,953,089

Borrowings includes the trade accounts and notes receivable sold to financial institutions, but derecognition conditions were not met, amounted to ~~W~~ 254,179 million, ~~W~~ 220,866 million and ~~W~~ 267,874 million as of June 30, 2011, December 31, 2010 and January 1, 2010, respectively.

25

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
7. Other Financial Assets
(a)	Other short-term financial assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

					January 1,
(in millions of Won)	2011		2010		2010

Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	40,330		182,208		795,811
Derivatives assets held for trading		428		—		—
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		—		—		20,230
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		—		1,978		20,000
Loans and other receivables
Short-term financial instruments		1,231,431		2,362,621		5,280,927
Cash deposits (*1)		13,857		14,101		10,666
Other accounts receivable, net		449,554		164,376		126,942
Accrued income		17,727		28,888		49,987
Other checking accounts		—		147		—

	~~W~~	1,753,327	~~W~~	2,754,319	~~W~~	6,304,563

(*1)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

(b)	Other long-term financial assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Available-for-sale investments
Long-term available-for-sale securities (bonds)	~~W~~	1	11	104,895
Long-term available-for-sale equity securities		4,634,556	4,931,117	4,271,392
Long-term available-for-sale securities (investment in capital)		500	500	500
Held-to-maturity investments
Held-to-maturity securities (bonds) (*1)		29,866	29,830	31,675
Loan and other receivable
Cash deposits (*2)		40	40	40
Long-term loans		49,447	48,950	24,537
Long-term other accounts receivable		3,011	3,122	3,321
Deposits		1,730	2,213	1,770

	~~W~~	4,719,151	5,015,783	4,438,130

26

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

(*1)
As of June 30, 2011, government bonds amounting to ~~W~~ 29,866 were provided as collateral to the Gyeongsangbuk-Do Province Office as a guarantee for environmental remediation of POSCO No. 4 disposal site.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

(c)	Long-term available-for-sale equity securities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

					Book Value
	Number of		Acquisition				January 1,
(in millions of Won)	Shares	Ownership (%)	cost		2011	2010	2010

Marketable equity securities
Nippon Steel Corporation (*1)	238,352,000	3.50	~~W~~	719,622	827,747	972,351	1,128,734
KB Finanacial group Inc.	15,454,067	4.00		715,356	780,430	786,950	783,015
SK Telecom Co., Ltd. (*1)	4,525,482	5.60		1,250,256	774,422	809,280	743,845
Hyundai Heavy Industries Co.,Ltd	1,477,000	1.94		343,506	655,050	654,311	256,260
MacArthur Coal Limited	21,215,700	7.25		420,805	267,774	314,446	249,431
Shinhan Financial group Inc.	4,369,881	0.92		228,778	222,427	231,167	188,779
Hana Financial group Inc.	4,663,776	2.20		29,998	173,959	201,942	153,438
Others (12 companies)				188,728	216,427	224,913	146,849

				3,897,049	3,918,236	4,195,360	3,650,351
Non-marketable equity securities
Nacional Minerios S.A. (*2)	30,784,625	6.48		668,635	507,530	534,734	535,357
The Siam United Steel (*2)	11,071,000	12.30		34,658	68,604	69,013	65,135
Others (25 companies) (*3)				154,299	140,186	132,010	20,549

				857,592	716,320	735,757	621,041

			~~W~~	4,754,641	4,634,556	4,931,117	4,271,392

(*1)
As of June 30, 2011, 2,183,913 shares equivalent to 19,655,219 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued and 130,379,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st Samurai bonds issued.

(*2)	The corporation has been evaluated using the estimated fair value by an external professional evaluation agency.

(*3)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

27

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
8. Inventories
Inventories as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Finished goods	~~W~~	855,797	698,219	344,191
Semi-finished goods		1,701,748	1,441,128	843,720
By-products		6,481	5,542	4,281
Raw materials		1,563,693	1,704,831	696,492
Fuel and materials		529,429	524,077	405,003
Materials-in-transit		2,486,948	1,624,765	702,807
Others		610	576	522

		7,144,706	5,999,138	2,997,016

Allowance for inventories valuation		(5,938)	(593)	(691)

	~~W~~	7,138,768	5,998,545	2,996,325

9. Other Assets
Other current assets and other long-term assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Other current assets
Advance payment	~~W~~	5,085	6,218	11,943
Prepaid expenses		46,995	13,649	8,466

		52,080	19,867	20,409

Other long-term assets
Long-term prepaid expenses		10,070	10,687	5,332
Dishonored receivables		13	13	13
Others (*1)		265,831	263,459	4,033
Less : Allowance for doubtful accounts		(13)	(20)	(672)

	~~W~~	275,901	274,139	8,706

(*1)	Includes guarantee deposits of ~~W~~ 257,878 million as of June 30, 2011 and December 31, 2010 in relation to exploration of Australia Roy Hill iron ore mine.

28

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
10. Investment in Subsidiaries and Associates
(a)	Investment in subsidiaries and associates as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Subsidiaries	~~W~~	10,286,761	9,662,423	5,260,593
Associates		1,066,787	807,733	527,238

	~~W~~	11,353,548	10,470,156	5,787,831

(b)	Details of subsidiaries and carrying values as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)							January 1,
[Domestic]	Country	Principal operations	Ownership (%)	2011		2010	2010
Daewoo International. Co., Ltd.	Korea	Trading	66.91	~~W~~	3,371,481	3,371,481	—
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53		1,510,716	1,510,716	1,063,089
POSCO Power Corp.	Korea	Generation of Electricity	100.00		649,148	649,148	649,148
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		628,842	628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927	421,927
POSCOAST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		138,909	93,909	75,603
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421	108,421
POSCO M-TECH Co., Ltd (*1)	Korea	Packing materials manufacturing	48.85		107,278	—	—
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sellings	60.00		100,535	100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	72.54		70,990	70,990	70,990
POS-HiMETAL CO., Ltd	Korea	Steel manufacturing and Sales	65.00		49,452	31,837	5,837
POSCO Family Strategy Fund	Korea	Financial investment	69.93		40,000	20,000	—
Others (19 companies)					346,022	307,147	213,375

				~~W~~	7,543,721	7,314,953	3,337,767

29

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

(in millions of Won)							January 1,
[Foreign]	Country	Principal operations	Ownership (%)	2011		2010	2010
POSCO Australia Pty. Ltd.	Austrailia	Steel sellings and mine development	100.00	~~W~~	330,623	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		285,888	283,845	283,845
POSCO WA PTY LTD.	Austrailia	Mine development	100.00		223,570	205,885	—
POSCO China Holding Corp	China	Investment management	100.00		223,436	208,413	208,413
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and Sales	100.00		196,568	84,442	63,872
POSCO Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		158,027	158,806	159,629
POSCO VST Co., Ltd.	Vietnam	Steel manufacturing and Sales	95.65		144,573	105,348	71,901
Guangdong Pohang Coated Steel Co., Ltd.	China	Steel manufacturing	89.06		137,420	64,876	31,299
POSCO-India Private. Ltd.	India	Steel manufacturing	100.00		130,770	108,538	108,538
POSCO America Corporation	USA	Trading-Steel	99.45		117,489	117,489	113,510
POSCO Investment Co., Ltd.	Hong Kong	Finance	100.00		90,522	92,884	94,629
POSCO-Mexico Co., Ltd.	Mexico	Cold-rolled steel manufacturing and sales	84.67		71,787	62,581	62,581
POSCO-Japan Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982	65,982
POSCO (Suzhou) Automotive
Processing Center Co., Ltd.	China	Steel manufacturing and Sales	90.00		62,494	49,429	49,429
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and Sales	70.00		47,904	1,625	—
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and Sales	60.00		37,201	—	—
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Steel manufacturing and Sales	80.00		32,992	32,992	—
Posco Asia Co., Ltd.	Hong Kong	Steel intermediate trading	100.00		32,189	32,189	32,189
POSCO-Malaysia Co.,Ltd.	Malaysia	Steel manufacturing and Sales	80.07		31,027	31,027	—
POSCO Thailand Bangkok Processing Center Co., Ltd.	Thailand	Steel manufacturing and Sales	85.62		25,945	25,945	25,945
Others (27 companies)					228,197	216,115	152,005

					2,743,040	2,347,470	1,922,826

				~~W~~	10,286,761	9,662,423	5,260,593

(*1)
In 2011, this investment security was reclassified to investment in subsidiaries from investment in associates as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech which has 4.72% of ownership.

30

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Details of associates and carrying values as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)							January 1,
[Domestic]	Country	Principal operations	Ownership (%)	2011		2010	2010
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	26.34	~~W~~	159,878	159,878	—
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655	100,655
POSCO M-TECH Co., Ltd	Korea	Packing materials manufacturing	—		—	107,278	5,989
Others (3 companies)					20,152	26,910	18,384

					280,685	394,721	125,028

[Foreign]
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	—	—
NMC	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197	189,197
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962	98,962
B.X. Steel PSOCO cold rolled sheet co.,ltd.	China	Steel manufacturing and Sales	25.00		64,151	64,383	65,029
POSCHROME	South Africa	Raw material manufacturing and Sales	50.00		30,090	30,090	15,090
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co.,Ltd.	China	Steel manufacturing and Sales	24.00		11,003	11,003	11,003
Others (9 companies)					28,090	19,377	22,929
					786,102	413,012	402,210

				~~W~~	1,066,787	807,733	527,238

31

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
11. Investment Property, Net
(a)	Investment property as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Acquisition cost	~~W~~	166,613	121,666	135,350
Accumulated depreciation		(47,554)	(29,393)	(30,988)

Book value	~~W~~	119,059	92,273	104,362

(b)	The changes in carrying value in investment property for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 are as follows:
1)	For the six-month period ended June 30, 2011

(in millions of Won)	Beginning		Depreciation (*1)	Others (*2)	Ending

Land	~~W~~	41,877	—	1,381	43,258
Buildings		48,514	(1,521)	23,286	70,279
Structures		1,882	(57)	3,697	5,522

Total	~~W~~	92,273	(1,578)	28,364	119,059

(*1)	The useful live and depreciation method of investment property is identical to those of property, plant and equipment.

(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.
2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Depreciation (*1)	Others (*2)	Ending

Land	~~W~~	47,333	—	(5,456)	41,877
Buildings		54,855	(2,060)	(4,281)	48,514
Structures		2,174	(45)	(247)	1,882

Total	~~W~~	104,362	(2,105)	(9,984)	92,273

(*1)	The useful live and depreciation method of investment property is identical to those of property, plant and equipment.

(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio.

32

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
12. Property, Plant and Equipment, Net
(a)	Property, plant and equipment as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Cost	~~W~~	40,975,529	39,666,445	35,918,640
Less: Accumulated depreciation		(20,334,329)	(19,655,335)	(17,505,772)

	~~W~~	20,641,200	20,011,110	18,412,868

(b)	The changes in carrying value of property, plant and equipment for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 are as follows:
1)	For the six-month period ended June 30, 2011

(in millions of Won)	Beginning		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Ending
Land	~~W~~	1,068,294	~~W~~	208,025	~~W~~	(466)	~~W~~	—	~~W~~	(1,381)	~~W~~	1,274,472
Buildings		2,502,213		437,681		(1,819)		(110,379)		(23,068)		2,804,628
Structures		1,942,405		148,649		(5,741)		(77,001)		(3,697)		2,004,615
Machinery and equipment		11,736,629		1,539,108		(17,767)		(631,847)		(218)		12,625,905
Vehicles		22,753		2,203		—		(4,167)		—		20,789
Tools		27,807		13,758		(2)		(6,488)		—		35,075
Furniture and fixtures		66,345		12,789		—		(11,724)		—		67,410
Lease assets		8,918		—		—		(319)		—		8,599
Construction-in-progress		2,635,746		1,535,588		—		—		(2,371,627)		1,799,707

Total	~~W~~	20,011,110	~~W~~	3,897,801	~~W~~	(25,795)	~~W~~	(841,925)	~~W~~	(2,399,991)	~~W~~	20,641,200

(*1)
Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plates and others amounting to ~~W~~ 2,362,213 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.
2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Ending
Land	~~W~~	914,536	~~W~~	155,701	~~W~~	(7,398)	~~W~~	—	~~W~~	5,455	~~W~~	1,068,294
Buildings		1,943,655		755,928		(8,840)		(192,811)		4,281		2,502,213
Structures		1,477,745		565,020		(4,229)		(125,429)		29,298		1,942,405
Machinery and equipment		10,142,068		3,868,845		(44,740)		(2,207,565)		(21,979)		11,736,629
Vehicles		16,802		14,094		(154)		(7,989)		—		22,753
Tools		16,737		19,389		(1)		(8,318)		—		27,807
Furniture and fixtures		50,058		34,825		(60)		(18,478)		—		66,345
Lease assets		9,555		—		—		(637)		—		8,918
Construction-in-progress		3,841,712		4,247,847		—		—		(5,453,813)		2,635,746

Total	~~W~~	18,412,868	~~W~~	9,661,649	~~W~~	(65,422)	~~W~~	(2,561,227)	~~W~~	(5,436,758)	~~W~~	20,011,110

(*1)
Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plates and others amounting to ~~W~~ 5,413,802 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

33

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
c)	Borrowing costs capitalized and capitalized interest rate for the six-month period ended June 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	2011	2010
Borrowing costs capitalised	5,755	2,275
Capitalisation rate	4.55%	4.72%
13. Intangible Assets, Net
(a)	Intangible assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Acquisition cost	~~W~~	871,550	853,218	946,417
Less: Accumulated amortization		(640,445)	(624,081)	(744,803)

	~~W~~	231,105	229,137	201,614

(b)	Changes in carrying values of intangible assets for the six-month periods ended June 30, 2011 and the year ended December 31, 2010 are as follows:
1)	For the six-month periods ended June 30, 2011

			Increase		Decrease
(in millions of Won)	Beginning		Acquisition(*2)	Development	Disposal	Amortization	Ending

Intellectual property rights	~~W~~	4,919	758	—	(145)	(337)	5,195
Membership (*1)		56,494	—	—	—	—	56,494
Development expense		32,308	—	5,109	—	(6,747)	30,670
Port facilities usage rights		112,683	—	—	—	(6,612)	106,071
Other intangible assets		22,733	12,734	—	—	(2,792)	32,675

	~~W~~	229,137	13,492	5,109	(145)	(16,488)	231,105

(*1)	Economic useful life of membership is indefinite.

(*2)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~ 9,414 million.

34

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)	For the year ended December 31, 2010

			Increase		Decrease
(in millions of Won)	Beginning		Acquisition(*2)	Development	Disposal	Amortization	Ending

Intellectual property rights	~~W~~	3,028	2,458	—	—	(567)	4,919
Membership (*1)		49,785	7,815	—	(1,106)	—	56,494
Development expense		28,030	—	15,046	—	(10,768)	32,308
Port facilities usage rights		100,144	28,165	—	—	(15,626)	112,683
Other intangible assets		20,627	11,191	—	—	(9,085)	22,733

	~~W~~	201,614	49,629	15,046	(1,106)	(36,046)	229,137

(*1)	Economic life of membership is indefinite.

(*2)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~ 40,011 million.
14. Borrowings
(a)	Borrowings as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010
Short-term borrowings
Short-term borrowings	~~W~~	1,431,941	1,339,937	698,784
Current portion of long-term borrowings		4,025	750	—
Current portion of loans from foreign financial institutions		993	963	1,065
Current portion of debentures		1,976,920	1,777,956	—
Less: Current portion of discount on debentures issued		(19,088)	(3,242)	—

		3,394,791	3,116,364	699,849

Long-term borrowings
Long-term borrowings		828,014	467,378	80,831
Foreign loan		3,704	4,074	5,572
Debentures		6,226,587	5,872,258	5,649,690
Less: Discount on debentures issued		(40,932)	(58,215)	(64,917)
Add : Premium on debentures redemption		2,586	11,138	10,067

		7,019,959	6,296,633	5,681,243

	~~W~~	10,414,750	9,412,997	6,381,092

35

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Short-term borrowings as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)			Annual				January 1,
Bank	Issuance date	Maturity date	interest rate (%)	2011		2010	2010

HSBC	2011.04.13	2011.07.15	0.83	~~W~~	102,348	224,586	38,590
JPMorgan	2011.04.04	2011.10.04	0.85~1.01		92,493	120,423	—
BNP	2011.02.15	2011.12.27	0.94~1.05		314,085	106,631	—
DEUTSCHE	2011.02.16	2011.12.27	0.95~1.05		160,229	111,686	—
ING	2011.04.04	2011.07.05	0.85		28,687	131,321	77,711
RBS	2011.06.30	2011.09.28	0.80		86,339	41,050	—
DBS	2011.03.17	2011.12.21	0.95~1.01		205,285	—	—
SG	2011.03.16	2011.10.04	1.01		188,296	—	—
Others					—	383,374	314,609
Others (discount on accounts receivable)					254,179	220,866	267,874

				~~W~~	1,431,941	1,339,937	698,784

(c)	Current portion of long-term borrowings as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				Annual				January 1,
(in millions of Won)	Borrowers	Issuance date	Maturity date	interest rate (%)	2011		2010	2010

Borrowings	Korea Resources Corporation	2006.10.31	2021.09.15	1.50	~~W~~	2,250	750	—
Borrowings	Korea Resources Corporation	2006.12.28	2021.12.15	1.50		755	—	—
Borrowings	Woori Bank	2009.06.11	2017.03.15	2.50		663	—	—
Borrowings	Woori Bank	2009.11.26	2017.03.15	2.50		220	—	—
Borrowings	Woori Bank	2009.12.31	2017.03.15	2.50		137	—	—
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30	2017.12.31	2.00		993	963	1,065
Debentures	Domestic debentures 282	2006.03.28	2011.03.28	5.00		—	299,786	—
Debentures	Domestic debentures 283	2006.05.10	2011.05.10	5.00		—	499,669	—
Debentures	Domestic debentures 287	2007.05.11	2012.05.11	5.26		499,596	—	—
Debentures	1st Samurai Private Equity Bonds	2008.12.29	2011.12.29	Tibor(6M)+1.60		666,634	696,029	—
Debentures	Yen dominated FRN	2008.11.11	2011.11.11	Tibor(6M)+2.60		267,058	279,230	—
Debentures	Exchangeable bond	2008.08.19	2011.08.19	—		524,544	—	—

					~~W~~	1,962,850	1,776,427	1,065

(*1)	As of June 30, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.

The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 101.51% of their face value for three years from the issuance date at the option of the bondholders. As of June 30, 2011, the JPY 39,970,000,000 (75.7% of total face value) exchangeable bonds are classified as a current portion of long-term borrowings and were redeemed in August 2011. Also, the Company provides guarantees for Zeus(Cayman) Ltd.

36

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(d)	Long-term borrowings as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				Annual				January 1,
(in millions of Won)	Borrowers	Issuance date	Maturity date	interest rate (%)	2011		2010	2010

Borrowings	Woori Bank	2006.10.31~	2017.03.15~	1.50~2.50	~~W~~	104,040	90,598	75,519
		2011.02.24	2038.04.28
Borrowings	Korea National	2007.12.27~	2022.12.29~	Government bond		7,577	8,004	5,312
	Oil Corporation	2010.12.28	2024.12.29	-2.25
Borrowings	Korea EXIM Bank	2010.02.18~	2017.02.28~	4.09~4.50		716,397	368,776	—
		2011.06.10	2018.03.23
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30	2017.03.31	2.00		3,704	4,074	5,572
Debentures	Domestic debentures	2008.08.05~	2013.08.05~	4.28~6.52		2,791,015	3,332,348	2,293,320
		2011.05.04	2016.05.04
Debentures	9th Samurai Bonds	2006.06.28~	2013.06.28~	0~8.75		3,397,226	2,492,833	3,301,520
		2011.04.14	2021.04.14

					~~W~~	7,019,959	6,296,633	5,681,243

(*1)	As of June 30, 2010, Korea Development Bank has provided guarantees for loans from foreign financial institutions.
15. Other Financial Liabilities
(a)	Other short-term financial liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Financial guarantee liabilities	~~W~~	6,415	6,445	—
Accounts payable		669,911	728,574	987,977
Accrued expenses		572,582	210,040	146,105
Dividends payable		5,503	5,569	5,143
Finance lease liabilities		1,046	1,048	1,023
Withholdings		9,754	6,405	17,066

	~~W~~	1,265,211	958,081	1,157,314

37

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Other long-term financial liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Financial guarantee liabilities	~~W~~	10,899	9,150	15,210
Accrued expenses		14,514	22,287	72,435
Derivatives liabilities		212	885	2,133
Long-term accounts payable		88,735	—	—
Finance lease liabilities		7,881	8,835	10,126
Long-term withholdings		8,516	11,009	854

	~~W~~	130,757	52,166	100,758

16. Provisions
The changes in provisions for the six-month period ended June 30, 2011 and the year ended December 31, 2010 are as follows:
1)	For the six-month period ended June 30, 2011

(in millions of Won)	Beginning		Increase	Decrease	Ending

Estimated allowance at the end of period (*1)	~~W~~	9,582	172,563	(155,719)	26,426

(*1)	Represents the provision for bonuses.
2)	For the years ended December 31, 2010

(in millions of Won)	Beginning		Increase	Decrease	Ending

Estimated allowance at the end of period	~~W~~	5,154	360,114	(355,686)	9,582

38

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
17. Employee Benefits
(a)	Defined contribution plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the six-month period ended June 30, 2011 is ~~W~~ 363 million, which is included in accrued expenses.

(b)	Defined benefit plans
The Company partially operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.
(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010
Present value of funded obligations	~~W~~	605,204	1,013,165	815,993
Fair value of plan assets		(501,034)	(689,162)	(599,170)

Net defined benefit obligations	~~W~~	104,170	324,003	216,823

(d)	The changes in present value of defined benefit obligations for the six-month period ended June 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Defined benefit obligation at the beginning of period	~~W~~	1,013,165	815,993
Current service costs		56,751	93,206
Interest costs		23,804	44,534
Actuarial gains and losses		(49,132)	125,100
Benefits paid		(439,384)	(65,668)

Defined benefit obligation at the end of period	~~W~~	605,204	1,013,165

39

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(e)	The changes in the fair value of plan assets for the six-month period ended June 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Plan assets at the beginning of period	~~W~~	689,162	599,170
Expected return on plan assets		13,443	29,888
Actuarial gains and losses		(3,059)	(5,415)
Contributions of participants		80,000	100,000
Benefits paid		(278,512)	(34,481)

Plan assets at the end of period	~~W~~	501,034	689,162

(f)	The fair value of plan assets as of June 30, 2011, December 31, 2010 and January 1, 2010, are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Deposits	~~W~~	290,028	—	—
Equity instruments		210,927	512,850	446,718
Debt instruments		—	176,312	152,452
Others		79	—	—

Total	~~W~~	501,034	689,162	599,170

(g)	The amounts recognized in the statements of comprehensive for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Current service costs	~~W~~	56,751	46,978
Interest costs		23,804	22,338
Expected return on plan assets		(13,443)	(14,955)

Total	~~W~~	67,112	54,361

The above expenses recognized in the statement of comprehensive income are as follows:

(in millions of Won)	2011		2010

Cost of sales	~~W~~	52,795	46,307
Selling and administrative expenses		14,317	8,054

Total	~~W~~	67,112	54,361

40

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(h)	Actuarial gains and losses recognized in other comprehensive income for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Beginning	~~W~~	(101,802)	—
Current actuarial gains and losses		35,611	(23,756)

Ending	~~W~~	(66,191)	(23,756)

(i)	The principal actuarial assumptions as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

			January 1,
	2011	2010	2010

Discount rate	4.33%	5.21%	5.21%
Expected return on plan assets	5.76%	4.66%	4.66%
Expected future increases in salaries	3.00%	3.00%	3.00%

41

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
18. Other Liabilities
(a)	Other current liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010
Other current liabilities
Advances received	~~W~~	39,374	33,241	25,614
Withholding		26,933	24,388	34,009
Deferred rental revenue		2,790	4,182	2,013
Deferred revenue		50	200	—

	~~W~~	69,147	62,011	61,636

(b)	Other long-term liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010
Other long-term liabilities
Unearned revenue	~~W~~	763	1,277	2,305
Others		3,000	3,000	3,972

	~~W~~	3,763	4,277	6,277

42

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
19. Financial Instruments
(a)	Classification of financial instruments
1)	Financial assets as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	40,330	182,208	795,811
Derivatives assets held for trading		428	—	—

		40,758	182,208	795,811

Available-for-sale financial assets		4,635,057	4,931,628	4,397,017
Held-to-maturity investments		29,866	31,808	51,675
Loans and other receivables		7,161,251	6,845,357	9,078,062

	~~W~~	11,866,932	11,991,001	14,322,565

2)	Financial liabilities as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	212	885	2,133
Financial liabilities evaluated as amortised cost
Accounts payable		1,418,483	1,310,877	739,746
Borrowings		10,414,750	9,412,997	6,381,092
Financial guarantee liabilities (*1)		17,314	15,595	15,210
Others		1,378,441	993,766	1,240,730

		13,228,988	11,733,235	8,376,778

	~~W~~	13,229,200	11,734,120	8,378,911

43

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)

(*1)	Financial guarantee contracts recognized in financial guarantee liabilities as of June 30, 2011 are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent

POSCO Maharashtra Steel Pvt. Ltd.	Comerica Bank	USD	69,000,000	74,389
United Spiral Pipe, LLC	Shinhan Bank	USD	34,000,000	36,655
	Export-Import Bank of Korea	USD	200,000,000	215,620
POSCO-Vietnam Co., Ltd.	ANZ Bank	USD	30,000,000	32,343
	MIZUHO	JPY	2,655,000,000	35,463
	SUMITOMO	JPY	2,550,000,000	34,060
	China Construction Bank	CNY	196,700,000	32,810
	Industrial and Commercial	CNY	93,890,000	15,661
	Bank of China
	Bank of China	CNY	14,200,000	2,369
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Agricultural Bank of China	CNY	96,300,000	16,063
	China Construction Bank	USD	2,640,000	2,846
	Industrial and Commercial
	Bank of China	USD	1,740,000	1,876
	Agricultural Bank of China	USD	2,400,000	2,587
	Bank of China	USD	4,400,000	4,744
	Mizuho	USD	30,000,000	32,343
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Mizuho	USD	50,000,000	53,905
	Credit Agicole	USD	50,000,000	53,905
	BTMU	USD	30,000,000	32,343
	BOA and others	USD	295,000,000	318,040
POSCO Investment Co., Ltd.	BOC and others	CNY	630,000,000	105,084
	HSBC	MYR	104,691,662	37,182
	HSBC and others	USD	116,296,295	125,379

		USD	915,476,295	986,975
		JPY	5,205,000,000	69,523
		CNY	1,031,090,000	171,987
		MYR	104,691,662	37,182

44

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
3)	Financial profit and loss by category of financial instrument for the six-month periods ended June 30, 2011 and the six-month periods ended June 30, 2010 is as follows:

	2011				2010
	Financial		Financial	Financial income	Financial	Financial	Financial income
(in millions of Won)	income (*1)		expenses	and expenses	income (*1)	expenses	and expenses

Financial assets at fair value through profit or loss	~~W~~	27,497	—	27,497	147,883	—	147,883
Available-for-sale financial assets		74,589	(24)	74,565	75,668	(46)	75,622
Held-to-maturity investments		820	—	820	1,954	—	1,954
Loans and receivables		62,928	(93,231)	(30,303)	117,440	(91,092)	26,348
Financial liabilities at fair value through profit or loss		674	—	674	1,197	—	1,197
Financial liabilities are evaluated as amortised cost		436,075	(234,891)	201,184	139,341	(611,206)	(471,865)

	~~W~~	602,583	(328,146)	274,437	483,483	(702,344)	(218,861)

(*1)
Financial profit in the statement of comprehensive income includes the dividends from subsidiaries and associates ~~W~~ 125,540 million and ~~W~~ 48,233 million for the six-month periods ended June 30, 2011 and the six-month periods ended June 30, 2010.

(b)	Credit risk
1)	Credit risk exposure
The carrying amount of financial assets is maximum exposure to credit risk. The maximum exposure to credit risk as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Cash and cash equivalents	~~W~~	1,516,474	672,426	626,782
Financial assets at fair value through profit or loss		40,758	182,208	795,811
Available-for-sale financial assets		4,635,057	4,931,628	4,397,017
Held-to-maturity investments		29,866	31,808	51,675
Loans and other receivables		1,766,797	2,624,459	5,498,191
Trade accounts and notes receivable		3,877,956	3,548,448	2,951,783
Long-term trade accounts and notes receivable		24	24	1,306

	~~W~~	11,866,932	11,991,001	14,322,565

45

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)	Impairment losses on financial assets
	Allowance for doubtful accounts as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

				January 1,
(in millions of Won)	2011		2010	2010

Accounts receivable	~~W~~	2,179	4,915	11,821
Other accounts receivable		10,571	10,591	10,620
Long-term loans		14,452	14,487	14,470
Other assets		13	20	673

	~~W~~	27,215	30,013	37,584

‚	Impairment losses on financial assets for the six-month period ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Bad debt expenses	~~W~~	(2,721)	(6,493)
Other bad debt expenses		(51)	(142)

	~~W~~	(2,772)	(6,635)

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivable as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	2011			2010		January 1, 2010
	Trade accounts and			Trade accounts and		Trade accounts and
(in millions of Won)	notes receivable		Impairment	notes receivable	Impairment	notes receivable	Impairment

Not due	~~W~~	3,751,024	6	3,416,549	2,727	2,739,546	3,235
Over due less than 1 month		61,783	—	53,385	37	69,678	49
1 month - 3 months		40,371	—	37,554	26	9,881	7
3 months - 12 months		15,135	—	37,978	27	26,077	18
over 12 months		11,845	2,173	7,921	2,098	119,728	8,512

	~~W~~	3,880,158	2,179	3,553,387	4,915	2,964,910	11,821

„	Changes in allowance for doubtful accounts for the six-month periods ended June 30, 2011 and the year ended December 31, 2010 were as follows:

(in millions of Won)	2011		2010

Beginning	~~W~~	30,013	37,584
Reversal of bad debt expenses		(2,772)	(7,291)
Other decrease		(26)	(280)

Ending	~~W~~	27,215	30,013

46

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	Liquidity risk
1)	The maturity analysis of non-derivative financial liabilities

	Over due less		1 month	6 months	1 year	later than
(in millions of Won)	than 1 month		- 3 months	- 1 year	- 5 years	5 years	Total

Current non-derivative financial liabilities
Account payable	~~W~~	1,418,483	—	—	—	—	1,418,483
Short-term borrowings		1,523,857	1,367,566	503,368	—	—	3,394,791
Financial guarantee liabilities		—	1,604	4,811	—	—	6,415
Other financial liabilities		1,247,997	251	10,547	—	—	1,258,795

		4,190,337	1,369,421	518,726	—	—	6,078,484

Non-current non-derivative financial liabilities
Long-term borrowings		—	—	—	4,970,530	2,049,429	7,019,959
Financial guarantee liabilities		—	—	—	8,818	2,081	10,899
Other financial liabilities		—	—	—	116,327	3,319	119,646

		—	—	—	5,095,675	2,054,829	7,150,504

	~~W~~	4,190,337	1,369,421	518,726	5,095,675	2,054,829	13,228,988

Schedule of cash flows relation to interest payment is not included in the table above.
2)	The maturity analysis of derivative financial liabilities

	not later than	1 year	later than
(in millions of Won)	1 year	- 5 years	5 years	Total

Derivatives liabilities held for trading Coupon	—	212	—	212
(d)	Currency risk
1)
The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The exposure to currency risk as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

	2011			2010		January 1, 2010
(in millions of Won)	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities

EUR	~~W~~	19,381	7,784	19,335	11,900	29,249	12,571
USD		416,031	5,266,420	838,688	4,266,232	964,986	2,481,972
JPY		65,626	2,315,038	56,377	2,444,452	44,839	2,211,387
Others		18,569	2,489	230	2,582	235	2,582

	~~W~~	519,607	7,591,731	914,630	6,725,166	1,039,309	4,708,512

47

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
2)
For the six-month periods ended June 30, 2011 and 2010, the effects of a hypothetical 10% strengthening or weakening of functional currency against foreign currencies other than functional currency on profit before tax were as follows:

	2011			2010
(in millions of Won)	10% increase		10% decrease	10% increase	10% decrease

EUR	~~W~~	1,160	(1,160)	744	(744)
USD		(485,039)	485,039	(342,754)	342,754
JPY		(224,941)	224,941	(238,808)	238,808
(e)	Interest rate risk
1)	The book value of interest-bearing financial instruments as of June 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011		2010	January 1, 2010

Fixed rate
Financial Assets	~~W~~	2,840,002	3,130,683	6,118,895
Financial Liabilities		(9,119,560)	(8,126,270)	(5,158,610)
		(6,279,558)	(4,995,587)	960,285

Variable rate
Financial Liabilities	~~W~~	(1,041,011)	(1,065,861)	(954,608)
2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate
The Company does not account for financial instruments with fixed interest rates as financial assets at fair value through profit or loss, and derivative instruments such as interest swap as hedges in fair value hedging accounting. Therefore, fluctuations in interest rates do not affect gain or loss.
3)	Sensitivity analysis on the fair value of financial instruments with variable interest rate
As of June 30, 2011 and December 31, 2010, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense during the six-month periods ended June 30, 2011 and 2010 are as follows:

	2011		2010
(in millions of Won)	1% increase	1% decrease	1% increase	1% decrease

Variable rate financial instruments	(5,205)	5,205	(10,659)	10,659

48

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(f)	Fair value
1)	Fair value and book value
The carrying amount and the fair value of financial instruments as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows :

	2011			2010		January 1, 2010
(in millions of Won)	Book Value		Fair Value	Book Value	Fair Value	Book Value	Fair Value
Assets measured at fair value
Financial assets held for trading	~~W~~	40,330	40,330	182,208	182,208	795,811	795,811
Financial assets at fair value through profit or loss		4,494,370	4,494,370	4,799,107	4,799,107	4,250,843	4,250,843
Derivatives assets held for trading		428	428	—	—	—	—

		4,535,128	4,535,128	4,981,315	4,981,315	5,046,654	5,046,654

Assets measured amortised cost
Cash and cash equivalents		1,516,474	1,516,474	672,426	672,426	626,782	626,782
Current trade accounts and note receivable		3,877,980	3,877,980	3,548,472	3,548,472	2,953,089	2,953,089
Loans and other receivables		1,766,797	1,766,797	2,624,458	2,624,458	5,498,191	5,498,191
Held-to-maturity investments		29,866	29,866	31,808	31,808	51,675	51,675

		7,191,117	7,191,117	6,877,164	6,877,164	9,129,737	9,129,737

Liabilities measured fair value
Derivatives liabilities held for trading		212	212	885	885	2,133	2,133
Liabilities measured amortised cost
Trade accounts payable		1,418,483	1,418,483	1,310,877	1,310,877	739,746	739,746
Borrowings		10,414,750	10,708,817	9,412,997	9,884,031	6,381,092	6,705,438
Financial guarantee liabilities		17,314	17,314	15,595	15,595	15,210	15,210
Others		1,378,442	1,378,442	993,766	993,766	1,240,730	1,240,729

	~~W~~	13,228,989	13,523,056	11,733,235	12,204,269	8,376,778	8,701,123

2)	Interest rate for determining fair value
Interest rates to discount the estimated cash flows as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	2011	2010	January 1, 2010
Borrowings	1.18% ~ 5.04%	1.19% ~ 5.14%	1.28% ~ 5.38%

49

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
3)	The fair value hierarchy
	The Group classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value measurements classified by fair value hierarchy as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:
a. June 30, 2011

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	40,330	—	40,330
Derivatives assets held for trading	—	428	—	428
Available-for-sale financial assets	3,918,236	—	576,134	4,494,370

	3,918,236	40,758	576,134	4,535,128

Financial Liabilities
Derivatives liabilities held for trading	—	212	—	212
b. December 31, 2010

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	182,208	—	182,208
Available-for-sale financial assets	4,195,360	—	603,747	4,799,107

	4,195,360	182,208	603,747	4,981,315

Financial Liabilities
Derivatives liabilities held for trading	—	885	—	885
c. January 1, 2010

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	795,811	—	795,811
Available-for-sale financial assets	3,650,351	—	600,492	4,250,843

	3,650,351	795,811	600,492	5,046,654

Financial Liabilities
Derivatives liabilities held for trading	—	2,133	—	2,133

50

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
ƒ	Changes in financial assets classified as level 3 for the six-month periods ended June 30, 2011 and for the years ended December 31, 2010 are as follows:
a. For the six-month periods ended June 30, 2011

			Other comprehensive
(in millions of Won)	Beginning		income	Ending

Available-for-sale financial assets	~~W~~	603,747	(27,613)	576,134
b. For the years ended December 31, 2010

			Other comprehensive
(in millions of Won)	Beginning		income	Ending

Available-for-sale financial assets	~~W~~	600,492	3,255	603,747
20. Share Capital and Contributed Surplus
(a)	Share capital
Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with par value of ~~W~~ 5,000 per share. As of June 30, 2011, exclusive of retired stock, 87,186,835 shares of common stock have been issued.
The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. 9,293,790 shares of common stock were retired with the Board of Directors’ approval.
As of June 30, 2011, total shares of ADRs are 54,564,120 equivalents to 13,641,030 of common stock.
As of June 30, 2011, ending balance of common stock amounts to ~~W~~ 482,403 million; however, it is different from par value of issued common stock, which amounted to ~~W~~435,934 million, due to retirement of treasury stock.
(b)	Capital surplus

Capital surplus as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Share premium	~~W~~	463,825	463,825	463,825
Gains on disposal of treasury shares		765,875	694,714	694,714

	~~W~~	1,229,700	1,158,539	1,158,539

51

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
21. Reserves
(a)	Reserves as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Accumulated changes in fair value of available-for-sale investments, net of tax	~~W~~	653,563	1,011,557	634,571
(b)	The changes in fair value of available-for-sale investments for the six-month periods ended June 30, 2011 and the year ended December 31, 2010 are as follows:
1)	For the six-month periods ended June 30, 2011

(in millions of Won)	2011

Beginning balance	~~W~~	1,011,557
Changes in fair value of available-for-sale investments		(458,967)
Tax effects		100,973

Ending balance	~~W~~	653,563

2)	For the years ended December 31, 2010

(in millions of Won)	2010

Beginning balance	~~W~~	634,571
Changes in fair value of available-for-sale investments		483,315
Tax effects		(106,329)

Ending balance	~~W~~	1,011,557

22. Treasury Shares
In January 2011, the Company sold 342,955 shares of treasury stock for ~~W~~ 164,384 million and recognized ~~W~~ 71,160 million as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for ~~W~~ 61,296 million. As of June 30, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

52

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
23. Stock Appreciation Rights
(a)
The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

(per share, won)	5th Grant		6th Grant		Total
Before the modification (*)
Granted		218,600		90,000	308,600
Exercise price	~~W~~	151,700	~~W~~	194,900
After the modification (*)
Granted		214,228		90,000	304,228
Exercised		183,066		64,000	247,066
Unexercised		31,162		26,000	57,162
Exercise price	~~W~~	151,700	~~W~~	194,900
Exercise period		2006.7.24 ~ 2011.7.23		2007.4.29 ~ 2012.4.28

(*)
The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (5th), in accordance with the resolutions of the Board of Directors on October 22, 2004.

(b)	Expenses related to stock appreciation rights granted to executives incurred for the six-month periods ended June 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	4th Grant	5th Grant	6th Grant	Total

Accumulated reversal of stock compensation as of December 31, 2010	(83)	(9,681)	(3,463)	(13,227)
Reversal of stock compensation expenses For the six-month periods ended June 30, 2011	—	(1,250)	(389)	(1,639)

53

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	5th Grant	6th Grant

Risk-free rate of interest	3.48%	3.67%
Expected life	57 days	754 days
Expected price-volatility	9.15%	12.60%
Rate of expected dividends	2.16%	1.11%
Stock price	Won 464,000	Won 464,000
Fair value	Won 311,556	Won 272,791
24. Sales
Details of sales for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Revenues
Sale of goods	~~W~~	19,074,103	14,821,060
Services		52,461	43,908
Othters		17,525	17,253

	~~W~~	19,144,089	14,882,221

54

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
25. Selling and Administrative Expenses
(a)	Administrative expenses
Administrative expenses for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Wages and salaries	~~W~~	84,268	72,242
Expenses related to defined benefit plan		14,317	8,054
Other employee benefits		34,051	27,192
Travel		10,759	8,944
Depreciation		10,902	7,830
Amortization		7,630	7,749
Rental		18,783	12,474
Repairs		6,958	5,361
Advertising		41,661	40,942
Research & development		66,579	43,521
Service fees		85,654	67,580
Supplies		4,106	4,027
Vehicles maintenance		3,494	3,011
Industry association fee		4,701	4,747
Training		8,688	10,008
Conference		3,390	3,420
Reverse of bad debt expenses		(2,721)	(6,493)
Others		13,511	12,240

	~~W~~	416,731	332,849

(b)	Selling expenses
Selling expenses for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Freight	~~W~~	384,101	327,851
Operating expenses for distribution center		3,618	4,524
Sales commissions		27,287	24,820
Sales advertising		51	105
Sales promotion		2,415	2,341
Sample		1,144	887
Sales insurance premium		5,467	5,700

	~~W~~	424,083	366,228

55

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
26. Other Operating Income and Expenses
(a)	Other operating income
Details of other operating income for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Gain on disposal of property, plant and equipment	~~W~~	7,052	6,173
Gain on disposal of other long-term assets		—	283
Miscellaneous income		13,595	48,517

	~~W~~	20,647	54,973

(b)	Other operating expenses
Details of other operating expenses for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Loss on disposal of property, plant and equipment	~~W~~	30,320	23,396
Reverse of other bad debt expenses		(51)	(142)
Donations		9,458	12,212
Expenses on assets not in use		3,186	—
Miscellaneous loss		9,918	10,507

	~~W~~	52,831	45,973

56

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
27. Expenses by nature
Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of income for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Changes in inventories (*1)	~~W~~	(413,792)	(580,074)
Raw materials and consumables used		13,156,932	8,431,508
Employee benefits expenses (*2)		643,832	556,824
Depreciation		843,503	1,199,300
Amortization		16,488	17,987
Ordinary research & development expenses		233,721	232,526
Electricity and water expenses		298,516	219,393
Service fees		117,933	98,400
Advertising expenses		41,661	40,942
Freight and custody expenses		384,101	327,851
Commission paid		27,287	24,820
Losses on disposition of property, plant, and equipment		30,320	23,396
Other expenses		1,367,266	1,104,211

	~~W~~	16,747,768	11,697,084

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.

(*2)	Includes depreciation of investment property.

57

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
28. Finance Income and Costs
(a)	Details of finance income and costs for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Financial income
Interest income	~~W~~	52,069	122,037
Dividend income		200,129	123,118
Gains on disposal of financial assets held for trading		1,118	7,080
Gain on transactions of derivatives		—	26,737
Gains on foreign currency transaction		184,886	216,192
Gains on foreign currency translation		288,490	31,366
Others		1,431	5,186

		728,123	531,716

Financial expenses
Interest expenses		195,966	144,092
Losses on foreign currency translation		120,489	243,033
Losses on foreign currency transaction		10,092	314,251
Others		1,599	968

	~~W~~	328,146	702,344

(b)	Details of interest income by category of financial instrument for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Cash and cash equivalents		22,165	5,740
Financial instruments		25,621	108,482
Held-to-maturity securities		820	1,954
Others		3,463	5,861

	~~W~~	52,069	122,037

(c)	Details of interest expenses by category of financial instrument for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Interest on bank overdraft and borrowings		201,661	144,266
Other interest expenses		60	—
Total interest expenses (*1)		201,721	144,266
Less: capitalization of interest expense		5,755	174

	~~W~~	195,966	144,092

Average expenditure used to calculate capitalization of interest cost		126,538	3,615

(*1)	There are no interest expenses incurred from financial liabilities at fair value through profit or loss.
The capitalization rate for the six-month periods ended June 30, 2011 is 4.55%.

58

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
29. Research and Development Expenses
Research and development expenses recognized as expense for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Selling and administrative expenses	~~W~~	66,579	43,521
Cost of sales		167,142	189,005

	~~W~~	233,721	232,526

30. Income Taxes
(a)	Income tax expense for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Current income taxes (*1)	~~W~~	434,623	536,241
Deferred income taxes		138,826	12,045
Items recorded directly to shareholders’ equity		70,342	44,018

Income tax expense	~~W~~	643,791	592,304

(*1)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)
The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Net income before income tax expense	~~W~~	2,816,945	3,069,482
Income tax expense computed at statutory rate		681,701	742,815
Adjustments:		(37,910)	(150,511)
Tax effects due to permanent differences		2,265	(2,025)
Tax effect of finalized tax assessments		(8,056)	(22,170)
Tax credit		(61,838)	(135,614)
Additional payment of income taxes		19,466	—
Others		10,253	9,298

Income tax expense	~~W~~	643,791	592,304

Effective rate (%)		22.9%	19.3%

59

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	The income taxes charged directly to equity for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Net changes in fair value of_available-for-sale investments	~~W~~	100,876	37,318
Defined benefit plan actuarial gains (losses)		(10,464)	6,700
Gain on disposal of treasury shares		(20,070)	—

	~~W~~	70,342	44,018

(d)	The movements in deferred tax assets (liabilities) for the six-month periods ended June 30, 2011 and 2010 are as follows:

	2011				2010
(in millions of Won)	Dec.31, 2010		Inc(Dec)	June 30, 2011	Dec.31, 2009	Inc(Dec)	June 30, 2010
Deferred income tax due to temporary differences Reserve for special repairs	~~W~~	(27,776)	377	(27,399)	(39,500)	2,296	(37,204)
Reserve for technology developments		(264,000)	(20,900)	(284,900)	(176,000)	(88,000)	(264,000)
Depreciation expense		(65,129)	14,628	(50,501)	(78,445)	(1,612)	(80,057)
Prepaid expenses		18,851	1,239	20,090	17,757	1,621	19,378
Impairment loss on property, plant and equipment		7,443	(299)	7,144	7,998	(226)	7,772
Reappraisal of property plant and equipment		(345,058)	(73,123)	(418,181)	(411,760)	27,910	(383,850)
Loss on foreign currency translation		81,066	(57,761)	23,305	39,783	63,424	103,207
Others		91,149	20,096	111,245	108,367	(22,918)	85,449

		(503,454)	(115,743)	(619,197)	(531,800)	(17,505)	(549,305)

Deferred tax from tax credit Tax credit carryforward		239,526	(113,496)	126,030	286,556	(38,558)	247,998

		239,526	(113,496)	126,030	286,556	(38,558)	247,998

Deferred income taxes recognized directly to equity:
Gain (loss) on valuation of available-for-sale securities		(98,984)	100,876	1,892	7,249	37,318	44,567
Defined benefit plan actuarial gains (losses)		28,713	(10,463)	18,250	—	6,700	6,700

		(70,271)	90,413	20,142	7,249	44,018	51,267

	~~W~~	(334,199)	(138,826)	(473,025)	(237,995)	(12,045)	(250,040)

(e)
As of June 30, 2011, the Company did not recognize income tax effects associated with the taxable temporary differences ~~W~~ 1,209,618 million (deferred tax liability ~~W~~ 173,981 million) in temporary differences relating valuation of equity method occurred in prior periods since it is remote that the taxable differences will be realized.

60

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
31. Basic and Diluted Earnings Per Share
(a)	Basic and diluted earnings per share for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won except per share information)	2011		2010

Net income	~~W~~	2,173,154	2,477,178
Weighted-average number of common shares outstanding (*)		77,259,314	77,032,878

Basic and diluted earnings per share		28,128	32,157

(*)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	2011	2010

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury stock	(9,927,521)	(10,153,957)

Weighted-average number of common stock outstanding	77,259,314	77,032,878

(b)	Basic and diluted earnings per share for the three-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won except per share information)	2011		2010

Net income	~~W~~	1,245,798	1,102,680
Weighted-average number of common stock outstanding (*)		77,244,444	77,032,878

Basic and diluted earnings per share		16,128	14,314

(*)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	2011	2010

Total number of common stock issued	87,186,835	87,186,835
Weighted-average number of treasury stock	(9,942,391)	(10,153,957)

Weighted-average number of common stock outstanding	77,244,444	77,032,878

61

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
32. Operating Profit
(a)	Operating profit adjusted by previous GAAP for the six-month periods ended June 30, 2011 and 2010 are as follows :

(in millions of Won)	2011		2010

Operating profits by K-IFRS	~~W~~	2,416,968	3,240,110

Deducted
Gains on disposal of property, plant, and equipment		(7,052)	(6,173)
Gain on disposal of other long-term assets		—	(283)
Miscellaneous income		(13,595)	(48,517)

		(20,647)	(54,973)

Added
Loss on disposal of property, plant, and equipment		30,320	23,396
Other bad debt expenses		(51)	(142)
Donations		9,458	12,212
Expenses on asset not in use		3,186	—
Miscellaneous losses		9,918	10,507

		52,831	45,973

Operating profits by previous GAAP	~~W~~	2,449,152	3,231,110

62

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
33. Related Party Transactions
(a)	Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2011 and 2010 are as follows:

	Sales and others (*1)			Purchase and others (*1)
(in millions of Won)	2011		2010	2011		2010

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	10,381	3,032	~~W~~	740,536	1,227,168
POSCO Processing&Service		694,061	510,441		700,110	142,739
POSCO Coated & Color Steel Co., Ltd.		315,277	328,461		843	1,394
POSCO ICT Co., Ltd.		745	503		247,992	211,297
POSCO Chemtech Company Ltd.		208,201	44,069		365,077	265,703
POSCO TMC CO., LTD.		82,436	73,660		233	52
POSCOAST Co., Ltd.		144,630	155,342		29,895	27,499
Daewoo International Corp.		1,618,153	—		1,534	—
POSCONST.CO.,LTD		76,613	—		2,261	—
POSCO America Corporation		136,449	103,811		—	—
POSCO Canada Ltd.		—	—		106,299	62,426
POSCO Asia Co., Ltd.		913,131	526,379		117,797	73,448
POSCO-JKPC Co., Ltd.		21,139	27,288		200	36
POSCO(Thailand) Co., Ltd.		35,775	66,516		57	1
Qingdao Pohang Stainless Steel Co., Ltd.		28,709	34,780		—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		22,535	54,435		—	—
POSCO-Japan Co., Ltd.		654,758	490,025		20,701	44,788
POS-India Pune Steel
Processing Centre Pvt. Ltd.		64,128	81,692		—	—
POSCO-Mexico Co., Ltd.		149,994	108,585		—	—
POSCO-India Delhi Steel
Processing Centre Pvt. Ltd.		32,588	39,722		—	115
POSCO(Wuhu) Automotive Processing Center Co., Ltd.		22,715	59,758		—	—
Daewoo International Singapore Pte. Ltd.		—	—		101,171	—
Others		200,489	457,751		562,264	265,607

	~~W~~	5,432,907	3,166,250	~~W~~	2,996,970	2,322,273

Associates

Posmate Co., Ltd.	~~W~~	580	569	~~W~~	25,651	22,874
SNNC Co., Ltd.		660	906		185,051	268,230
SUNG JIN GEOTEC Co., Ltd.		23,842	1,798		—	—
USS-POSCO Industries		251,279	124,252		29	190
Poschrome(Proprietary). Ltd.		—	—		36,805	31,688
Others		69,935	9,819		3,570	128,563

	~~W~~	346,296	137,344	~~W~~	251,106	451,545

	~~W~~	5,779,203	3,303,594	~~W~~	3,248,076	2,773,818

(*1)	Sales and others include sales and other operating income. Purchase and others include purchase and overhead cost.

63

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)
Significant transactions, which occurred in the ordinary course of business, with related companies the related account balances as of June 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	Receivables (*1)				Payables (*1)
				January, 1				January, 1
(in millions of Won)	2011		201	2010	2011		2010	2010

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	3,705	293	480	~~W~~	187,087	190,081	437,819
POSCO Processing&Service		158,121	129,133	114,783		41,134	6,842	2,696
POSCO Plantec		1,180	—	9		25,237	48,058	22,839
POSCO Coated & Color Steel Co., Ltd.		83,809	104,755	109,616		800	437	199
POSCO ICT Co., Ltd.		14	—	1		73,178	63,627	54,529
POSCO Chemtech Company Ltd.		37,235	33,743	6,880		88,879	62,669	66,008
POSCO TMC CO., LTD.		15,244	11,823	11,678		41	15	24
POSCOAST Co., Ltd.		19,974	19,065	17,492		8,241	8,255	7,572
Daewoo International Corp.		92,976	139,756	—		304	—	—
PNR Co., Ltd		912	2,656	644		6,333	3,886	—
POSCONST.CO.,LTD		26,441	—	—		460	—	—
POSCO America Corporation		11,120	12,211	6,163		—	—	—
POSCO Asia Co., Ltd.		40,815	122,626	40,548		10,360	3,767	1,170
POSCO(Thailand) Co., Ltd.		17,501	25,919	18,376		—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		6,652	13,805	24,404		—	—	—
POSCO-Vietnam Co., Ltd.		642	683	95,781		—	—	—
POSCO-Japan Co., Ltd.		35,258	28,515	25,972		25	4,958	6,701
POS-India Pune Steel Processing Centre Pvt. Ltd.		6,749	10,412	12,356		—	—	—
POSCO-Mexico Co., Ltd.		140,570	80,443	16,247		—	—	—
Others		28,489	12,511	25,429		69,180	28,323	17,840

	~~W~~	727,407	748,349	526,859	~~W~~	511,259	420,918	617,397

Associates
Posmate Co., Ltd.	~~W~~	—	1,396	48	~~W~~	5,808	6,391	5,222
SNNC Co., Ltd.		136	182	1,974		19,059	57,512	26,963
USS-POSCO Industries		98,865	58,347	39,100		—	—	—
Others		7,269	7,231	176		609	29,714	78

	~~W~~	106,270	67,156	41,298		25,476	93,617	32,263

	~~W~~	833,677	815,505	568,157		536,735	514,535	649,660

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

64

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(c)	For the six-month periods ended June 30, 2011 and 2010, details of compensation to key management officers are as follows:

(in millions of Won)	2011		2010

Short-term benefits	~~W~~	8,995	8,114
Other long-term benefits		12,055	11,929
Retirement benefits		5,082	3,223
Share-based payment		(1,639)	(15,316)

	~~W~~	24,493	7,950

34. Commitments and Contingencies
(a)	The Company entered into a contract with Hanjin Shipping Co., Ltd., Hyundai Merchant Marine Co., Ltd., and others to use a transport ship for the transportation of raw materials and sales of product.

(b)
The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Power Corp. under construction of new power plants.

(c)
The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of June 30, 2011, 292 million tons of iron ore and 48 million tons of coal remained to be purchased under such long-term contracts.

(d)
The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

(e)
The Company has lease agreements for using a Ro-Ro (roll-on roll-off) ship and it is recorded as a finance lease. The Company is making payments of USD 11,583 thousands and ~~W~~ 1,953 millions, 90% of the ship’s fair value, for 12 years.

(f)
As of June 30, 2011, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million and USD 3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by borrowing agreements.

65

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(g)	Litigation in progress

The Company is involved in 11 lawsuits and claims for alleged damages aggregating to ~~W~~ 11,107 million as of June 30, 2011 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of June 30, 2011.

(h)
As of June 30, 2011, the Company has provided five blank promissory notes to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

35. Cash Flows from Operating Activities
(a)	Adjustments for operating cash flows for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Accrual of severance benefits	~~W~~	67,112	54,359
Other employee benefits		5,794	5,200
Depreciation		841,925	1,198,233
Depreciation of investment properties		1,578	1,067
Amortization		16,488	17,987
Reverse of bad debt expenses		(2,721)	(6,493)
Finance costs		206,372	452,142
Losses on disposal of property, plant, and equipment		30,320	23,396
Income tax expense		643,791	592,304
Finance income		(543,237)	(309,378)
Gains on disposal of property, plant and equipment		(7,052)	(6,173)
Others		4,246	(17,079)

	~~W~~	1,264,616	2,005,565

66

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
(b)	Changes in operating assets and liabilities for the six-month periods ended June 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Financial assets held for trading	~~W~~	143,326	(8,154)
Trade accounts and notes receivable		(331,060)	(391,569)
Other accounts receivable		(38,938)	(28,421)
Advance payments		1,280	5,791
Prepaid expenses		(32,729)	(34,583)
Inventories		(1,146,160)	(2,034,569)
Long-term guarantee deposits		484	(383)
Trade accounts payable		109,145	814,429
Dividends Payable		(65)	(80)
Other accounsts payable		30,209	(197,732)
Accrued expenses		(26,170)	352
Advances received		6,132	30,189
Withholdings		2,546	(3,886)
Unearned revenue		(1,907)	793
Other long-term liabilities		18,851	19,234
Payment severance benefits		(71,111)	(30,589)
Plan assets		(29,248)	(11,384)

	~~W~~	(1,365,415)	(1,870,562)

36. Transition to K-IFRS
As stated in note 2, the financial statements are the separate interim financial statements prepared in accordance with K-IFRS 1101 ‘First-time Adoption of Korean International Financial Reporting Standards’.
The significant accounting policies stated in note 3 were applied to the separate interim financial statements for periods ended June 30, 2011 and 2010, the separate financial statements as comparative information for the year ended on December 31, 2010 and the separate statements of financial position as of January 1, 2010 (the date of transition).
(a)	Exemptions elected from K-IFRS 1101 ‘First-time Adoption of Korean International Financial Reporting Standards’ by the Company

The Company has elected to use one or more of the exemptions in accordance with K-IFRS 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

67

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
1)	Business combination

The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.

2)	Deemed cost of property, plant and equipment

The Company has elected to use the revaluations prior to the date of transition to K-IFRS as deemed cost for certain items of property, plant and equipment and used the fair value at the date of transition as deemed cost for certain machinery and equipment.

3)	Borrowing costs

The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS.

4)	Investment in subsidiaries and associates

The Company has elected to use the carrying values of previous GAAP as deemed costs for the investment in subsidiaries and associates.

5)	Share-based payment transactions

The Company has not retrospectively applied K-IFRS accounting requirements to cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.

6)	Leases

For arrangements existing at the date of transition to K-IFRS, the Company determined whether the arrangements were lease arrangements based on the facts and circumstances at the date of transition.
(b)	The significant adjustments regarding transition to K-IFRS are as follows:
1)	Defined benefit liabilities

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of the statement of financial position. Under K-IFRS, the Company recognized the defined benefit obligations based on actuarial assumptions.

2)	Derecognition of financial assets

Under previous GAAP, the Company derecognized financial assets such as trade accounts and notes receivable when transferred to certain financial institutions. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial assets, the financial assets are not derecognized.

68

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
3)	Tax effect

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book and tax basis of its investments in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities based upon how the temporary differences will be realized.

(c)	Effects on financial position, financial performance and cash flows due to the transition to K-IFRS
1)	Reconciliations of the financial position as of January 1, 2010 (the date of transition)

				Total
(in millions of Won)	Total Assets		Total Liabilities	Shareholders’ Equity

Previous GAAP	~~W~~	39,992,765	9,041,474	30,951,291

Adjustments:
Derecognition of financial assets		267,874	268,444	(570)
Revaluation of machinery and equipment(*1)		1,871,636	—	1,871,636
Financial guarantee liabilities		15,210	15,210	—
Defined benefit liabilities		—	31,636	(31,636)
Other adjustment		(6,731)	2,950	(9,681)
Deferred tax effect		(286,075)	(162,281)	(123,794)

Toal adjustment		1,861,914	155,959	1,705,955

K-IFRS	~~W~~	41,854,679	9,197,433	32,657,246

(*1)	Acquisition costs and accumulated depreciation of machinery and equipment were decreased by ~~W~~4,017,435 million and ~~W~~5,889,071 million due to revaluation.
2)	Reconciliation of financial position as of June 30, 2010 and the financial performance for the six-month periods ended June 30, 2010:

				Total		Total
				Shareholders’		Comprehensive
(in millions of Won)	Total Assets		Total Liabilities	Equity	Net Income	Income

Previous GAAP	~~W~~	44,474,914	11,459,359	33,015,555	2,633,481	2,532,099

Adjustments:
Derecognition of financial assets		249,947	250,237	(290)	280	280
Revaluation of machinery and equipment		1,743,542	—	1,743,542	(128,094)	(128,094)
Financial guarantee liabilities		13,231	13,895	(664)	(664)	(664)
Defined benefit liabilities		(4,633)	(3,574)	(1,059)	61,034	30,578
Cancellation of equity method application		(165,682)	—	(165,682)	(74,708)	(113,404)
Other adjustment		(6,557)	(1,344)	(5,213)	4,468	4,468
Deferred tax effect		(248,183)	(139,639)	(108,544)	(18,619)	(4,150)

Toal adjustment		1,581,665	119,575	1,462,090	(156,303)	(210,986)

K-IFRS	~~W~~	46,056,579	11,578,934	34,477,645	2,477,178	2,321,113

69

POSCO
Notes to Separate Interim Financial Statements, Continued
As of June 30, 2011
(Unaudited)
3)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010:

				Total		Total
				Shareholders’		Comprehensive
(in millions of Won)	Total Assets		Total Liabilities	Equity	Net Income	Income

Previous GAAP	~~W~~	48,190,245	13,108,055	35,082,190	4,202,791	4,807,073

Adjustments:
Derecognition of financial assets		220,865	221,086	(221)	349	349
Revaluation of machinery and equipment		1,567,064	—	1,567,064	(304,573)	(304,573)
Financial guarantee liabilities		15,835	15,595	240	240	240
Defined benefit liabilities		(4,022)	31,980	(36,002)	126,149	(4,366)
Cancellation of equity method application		(653,545)	—	(653,545)	(300,144)	(604,679)
Other adjustment		(4,460)	(1)	(4,459)	5,221	5,221
Deferred tax effect		(245,755)	(313,984)	68,229	54,328	160,280

Toal adjustment		895,982	(45,324)	941,306	(418,430)	(747,528)

K-IFRS	~~W~~	49,086,227	13,062,731	36,023,496	3,784,361	4,059,545

Interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flows from operating activities under K-IFRS. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

70